UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,
Vancouver, B.C.
Canada V6A 1B6
(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____   Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE COMBINED REGISTRATION STATEMENT ON FORMS F-10, F-4 AND S-4 AND ANY AMENDMENT THERETO (FILE NO. 333-138185) OF ANGIOTECH PHARMACEUTICALS, INC. (AND ITS SUBSIDIARIES LISTED THEREIN UNDER THE HEADING "ADDITIONAL REGISTRANTS") AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. reports third quarter results.
2	Angiotech Pharmaceuticals, Inc.'s Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited Consolidated Financial Statements for the third quarter ended September 30, 2006.
3	Angiotech Pharmaceuticals, Inc. Vascular Wrap™ trial results demonstrate reduced incidence of amputation.
4	Angiotech Submits Application For European Regulatory Approval For Its Vascular Wrap™ Product Positive Two-Year Data Results Supports CE Mark Application
5	Business Acquisition Report dated November 24, 2006
6	Angiotech Pharmaceuticals, Inc. Announces Proposed Offering of Senior Floating Rate Notes Due 2013
7	Angiotech Pharmaceuticals, Inc.'s Unaudited Pro Forma Consolidated Financial Statements for the nine months ended September 30, 2006 and the year ended December 31, 2005.

EXPLANATORY NOTE

This Form 6-K (the "Form 6-K"), filed by Angiotech Pharmaceuticals, Inc. ("Angiotech"), is being filed for purposes of incorporating the Form 6-K into the filing of a final short form prospectus (the "Final Prospectus") with the British Columbia Securities Commission and amendment number one to the combined registration statement (the "Amended Registration Statement") on Forms F-10, F-4 and S-4 filed by Angiotech and Angiotech's subsidiaries listed therein under the heading "Additional Registrants" with the SEC to register the exchange of its previously issued 7.75% senior subordinated notes due April 1, 2014 for new senior subordinated notes due April 1, 2014. The notes to be issued to holders that accept the exchange offer are identical to the previously issued notes in all material respects, except that the new notes will be registered under the U.S. Securities Act of 1933.

The Form 6-K consists of Exhibits 1-7. Exhibit 1 and Exhibits 3-6 have each been previously filed on SEDAR and furnished to the SEC on Form 6-K and have not been changed in this Form 6-K. Exhibit 2 was previously filed on SEDAR and furnished to the SEC on November 1, 2006 and has been supplemented to include a new note to the unaudited financial statements included therein that provides certain information about Angiotech's subsidiaries that have guaranteed Angiotech's senior floating rate notes due 2013 and its senior subordinated notes due 2014. Exhibit 7 has been amended since it was previous filed on SEDAR and furnished to the SEC on November 27, 2006 to reflect information related to the pricing of Angiotech's senior floating rate notes due 2013, the offering of which closed on December 11, 2006.

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; adverse findings related to the safety and/or efficacy of our products or products sold by our partners; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and many other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans;

our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. ("AMI"); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission. For a more thorough discussion of the risks associated with our business, see the "Risk Factors" section in our Form 40-F for the year ended December 31, 2005.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: December 12, 2006   By   /s/ K. Thomas Bailey
                                               Name: K. Thomas Bailey
                                               Title: Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS REPORTS THIRD QUARTER RESULTS

VANCOUVER, BC, November 1, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, today announced financial results for the third quarter ended September 30, 2006.

During the third quarter, Angiotech discontinued certain operations as part of the ongoing integration efforts related to the acquisition of American Medical Instruments Holdings, Inc. (AMI) completed in March 2006. Total revenue generated by these discontinued operations amounted to $2.9 million during the third quarter. Operating income generated by these discontinued operations during the quarter was not material. Revenues and expenses related to these discontinued operations are not included in the results from continuing operations reported for the third quarter or the nine months ended September 30, 2006, the Third Quarter Highlights, or the Updated 2006 Financial Outlook discussed below.

For complete financial results, including Management's Discussion and Analysis and Interim Financial Statements, please visit our website at www.angiotech.com.

Third Quarter Highlights

- Total revenues were $86.3 million and were principally derived from two operating segments: Pharmaceutical Technologies (primarily generating "Royalty Revenue" as indicated on the Consolidated Statements of Income) and Medical Products (primarily generating "Product Sales" as indicated on the Consolidated Statements of Income).

- Royalty revenues were $43.7 million, which included $42.0 million of royalty revenue derived from sales by Boston Scientific Corporation (BSC) of paclitaxel-eluting coronary stent systems, representing an average blended royalty rate of 8.0 percent for US sales and 6.0 percent for sales in other countries.

- Product sales were $42.5 million, and were derived primarily from sales of our various single use medical device product lines and sales of various medical device components to third parties.

- GAAP net income and net income per share were $6.9 million and $0.09 respectively.

- Adjusted net income and adjusted net income per share were $16.4 million and $0.19 respectively. Adjusted net income and net income per share exclude certain litigation expenses incurred during the quarter of approximately $0.02 per share.

- Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, adjusted to exclude certain non-recurring and non-cash items) was $30.2 million.

- On September 26, 2006, Angiotech entered into a milestone and royalty buyout agreement with NuVasive, Inc., relating to NuVasive's NeoDisc cervical disc replacement device. AMI had licensed certain technology and manufactured certain components for NuVasive prior to the acquisition of AMI by Angiotech. Under the agreement, Angiotech received payments totalling $20 million, consisting of $12 million in cash and $8 million in NuVasive stock.

- Integration activities related to the AMI acquisition continued during, and subsequent to, the third quarter. During the quarter, we determined that certain of the AMI operations acquired were not aligned with our business strategy. These operations have been categorized as discontinued operations and are located in Dartmouth, Massachusetts; Boulder, Colorado; and Costa Rica, and disposition plans have been developed. The disposition of these operations and their associated assets are expected to be completed by the first quarter of 2007. The disposal of these operations is expected to result in a reduction of Product Sales approximating $3 million per quarter, and is not expected to materially impact operating income in future periods.

- Certain other integration and reorganization activities related to AMI were initiated during and after the third quarter. As a result of these activities, we began the process of replacing the divisional structure of AMI with a centralized operating structure that is expected to provide certain cost and operational efficiencies. The initial steps undertaken with respect to these activities are expected to eliminate over $1 million of annual operating costs in the businesses acquired, and we expect to realize additional savings related to these activities in 2007. We expect to incur restructuring charges relating to these activities during the upcoming fourth quarter.

Updated 2006 Financial Outlook

- Total revenue for the year ending December 31, 2006 is expected to be $302 million to $306 million, as compared to previous estimates of $325 million to $335 million.

- Royalty Revenue is expected to be $36 to $38 million during the fourth quarter and $164 million to $166 million for the full year 2006, as compared to previous full year 2006 estimates of $170 to $172 million.

- Product Sales are expected to be $44 million to $46 million during the fourth quarter and $138 million to $140 million for the full year 2006, as compared to previous full year 2006 estimates of $155 million to $163 million.

- These revisions reflect a reduced Royalty Revenue outlook for the fourth quarter as compared to previous expectations, due to lower than expected sales of paclitaxel-eluting stent systems by BSC during the third quarter of 2006. In addition, we have revised our Product Sales outlook for 2006 to reflect the operations that have been discontinued, as well as lower than expected sales of medical devices and device components to certain of our third party manufacturer customers during the third and fourth quarters of 2006.

- Full year 2006 adjusted net income per share is expected to be between $0.70 and $0.72, as compared to previous estimates of $0.79 to $0.81 per share. These revisions reflect a combination of factors including the revised revenue expectations detailed above, the expected incurrence of additional expenses in the fourth quarter related to certain product development, sales and marketing and business planning activities and a reduction in the expected effective income tax rate as compared to previous estimates.

Financial Information and Certain Non GAAP Financial Measures

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2006 and the audited consolidated financial statements for the year ended December 31, 2005. For a copy of our full financial results for the third quarter, including Management's Discussion and Analysis and Interim Financial Statements, please visit our website at www.angiotech.com.

The results for the three and nine month periods ended September 30, 2006 include the results of AMI since the date of acquisition on March 23, 2006. As AMI was acquired on March 23, 2006, the comparative three and nine month periods ended September 30, 2005 do not include the results of the AMI operations.

Amounts, unless specified otherwise, are expressed in U.S. dollars. Financial results are reported under United States generally accepted accounting principles ("U.S. GAAP") unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted.

Certain financial results presented in this press release include non-GAAP measures that exclude certain items. Adjusted net income from continuing operations and adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") exclude acquisition related amortization charges, acquired in-process research and development relating to license agreements and acquisitions, stock based compensation expense, foreign exchange gains or losses relating to translation of foreign currency cash and investment balances and other non-recurring items. Adjusted net income from continuing operations and adjusted EBITDA also do not include litigation expenses related to defending intellectual property claims. Adjusted net income from continuing operations and adjusted EBITDA do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Management uses these non-GAAP or adjusted operating measures to establish operational goals, and believes that these measures may assist investors in analyzing the underlying trends in our business over time. Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP. We have provided a reconciliation of adjusted net income from continuing operations to net income according to GAAP, and have provided a definition and a reconciliation of net income to adjusted EBITDA, in the attached tables.

The financial outlook above presents certain forward-looking, non-GAAP financial information for which at this time there is no calculable comparable GAAP measure. As a result, such non-GAAP financial information cannot be quantitatively reconciled to comparable GAAP financial information. Specifically, the adjusted net income per share amounts above exclude estimates of certain expenses that are inherently unpredictable or subject to significant fluctuation for reasons unrelated to our underlying business performance, including stock-based compensation expenses, litigation expenses and foreign exchange gains or losses.

Conference Call Information

A conference call to discuss these financial results and other quarterly highlights will be held today, Wednesday November 1, 2006 at 8 AM PST (11 AM EST).

Dial-in information:
North America (toll free): 1-866-383-8009
International: 1-617-597-5342
Enter passcode: 46166141

A replay archive of the conference call will be available until November 8, 2006 by calling 888-286-8010 (in North America) or 1-617-801-6888 (International) and entering Access Code 95682560.

A live webcast will be available to all interested parties through the Investors section of Angiotech's website: www.angiotech.com.

Forward Looking Statements
Statements contained in this report that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technological changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

About Angiotech Pharmaceuticals
Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with 14 facilities in 6 countries and over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

ANGIOTECH PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

(in thousands of U.S.$, except share and per share data)	Three months ended September 30, 2006			Three months ended September 30, 2005		
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE						
Royalty revenue	**43,709**		**43,709**	46,638		46,638
Product sales, net	**42,509**		**42,509**	1,108		1,108
License fees	**53**	(53) a	**-**	146	(49) a	97
	86,271	(53)	**86,218**	47,892	(49)	47,843
EXPENSES						
License and royalty fees	**6,933**		**6,933**	7,224		7,224
Cost of products sold	**20,996**		**20,996**	1,120	(207) c	913
Research and development	**11,740**	(596) b	**11,144**	7,692	(513) b	7,179
Selling, general and administrative	**20,953**	(924) b	**18,136**	8,924	(955) b	4,634
		(1,893) d			(219) c	
					(3,116) d	
Depreciation and amortization	**9,171**	(8,215) e	**956**	2,117	(1,545) e	572
	69,793	(11,628)	**58,165**	27,077	(6,555)	20,522
Operating income	**16,478**	11,575	**28,053**	20,815	6,506	27,321
Other income (expenses):						
Foreign exchange gain (loss)	**(528)**	528 f	**-**	2,125	(2,125) f	-
Investment and other income	**977**	(148) g	**829**	3,044		3,044
Interest expense on long-term debt	**(11,325)**	645 h	**(10,680)**	-		-
	(10,876)	1,025	**(9,851)**	5,169	(2,125)	3,044
Income from continuing operations before income taxes	**5,602**	12,600	**18,202**	25,984	4,381	30,365
Income tax expense (recovery)	**(1,802)**	3,566 i	**1,764**	9,659	1,750 j	11,409
Net income from continuing operations	**7,404**	9,034	**16,438**	16,325	2,631	18,956
Net loss from discontinued operations, net of income taxes	**(478)**	478	**-**	(400)	400	-
Net income for the period	**6,926**	9,512	**16,438**	15,925	3,031	18,956
Basic net income per common share from continuing operations	**0.09**		**0.19**	0.19		0.23
Diluted net income per common share from continuing operations	**0.09**		**0.19**	0.19		0.23
Weighted average shares outstanding (000's) – basic	**84,832**		**84,832**	84,125		84,125
Weighted average shares outstanding (000's) – diluted	**85,463**		**85,463**	84,125		84,125

a. Non-recurring, non-operating revenue as derived from certain of our license agreements, net of license fees due to licensors.
b. Stock-based compensation expense.
c. Termination costs relating to consolidation activities at Palo Alto facility.
d. Litigation expenses relating to defending intellectual property claims.
e. Amortization of acquisition related intangible assets and medical technologies.
f. Foreign exchange fluctuations on foreign currency net monetary assets.
g. Gain on sale related to disposition of NeoDisc technology rights to NuVasive.
h. Amortization of deferred financing costs.
i. Tax effects of adjustments a. through h. ($3.6 million) for the three months ended September 30, 2006.
j. Tax effects of adjustments a. through f. ($1.8 million) for the three months ended September 30, 2005.

ANGIOTECH PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

(in thousands of U.S.$, except share and per share data)	Nine months ended September 30, 2006			Nine months ended September 30, 2005		
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE						
Royalty revenue	**127,779**		**127,779**	148,616		148,616
Product sales, net	**93,864**		**93,864**	3,125		3,125
License fees	**179**	(179) a	**-**	4,062	(3,965) a	97
	221,822	**(179)**	**221,643**	155,803	(3,965)	151,838
EXPENSES						
License and royalty fees	**19,496**		**19,496**	21,941	(478) a	21,463
Cost of products sold	**45,663**		**45,663**	3,102	(207) c	2,895
Research and development	**33,228**	(1,990) b	**31,238**	22,859	(1,515) b	20,291
					(1,053) c	
Selling, general and administrative	**54,505**	(2,810) b	**43,472**	27,903	(2,528) b	13,037
		(8,223) d			(892) c	
					(11,446) d	
Depreciation and amortization	**21,726**	(19,391) e	**2,335**	6,620	(4,655) e	1,965
In-process research and development	**1,042**	(1,042) f	**-**	1,000	(1,000) f	-
	175,660	**(33,456)**	**142,204**	83,425	(23,774)	59,651
Operating income	**46,162**	**33,277**	**79,439**	72,378	19,809	92,187
Other income (expenses):						
Foreign exchange gain	**1,778**	(1,778) g	**-**	1,088	(1,088) g	-
Investment and other income	**5,494**	(833) h	**4,661**	7,396		7,396
Interest expense on long-term debt	**(23,611)**	1,320 i	**(22,291)**	-		-
Loss on redemption of investments	**(413)**	413 j	**-**	-		-
	(16,752)	**(878)**	**(17,630)**	8,484	(1,088)	7,396
Income from continuing operations before income taxes and cumulative effect of change in accounting	**29,410**	**32,399**	**61,809**	80,862	18,721	99,583
Income tax expense	**12,256**	1,053 k	**13,309**	29,738	8,080 l	37,818
Income from continuing operations before cumulative effect of change in accounting	**17,154**	**31,346**	**48,500**	51,124	10,641	61,765
Net loss from discontinued operations, net of income taxes	**(1,265)**	1,265	**-**	(1,051)	1,051	-
Cumulative effect of change in accounting	**399**	(399)	**-**	-		-
Net income for the period	**16,288**	**32,212**	**48,500**	50,073	11,692	61,765
Basic net income per common share from continuing operations	**0.20**		**0.57**	0.61		0.73
Diluted net income per common share from continuing operations	**0.20**		**0.57**	0.61		0.73
Weighted average shares outstanding (000's) – basic	**84,674**		**84,674**	84,097		84,097
Weighted average shares outstanding (000's) – diluted	**85,484**		**85,484**	84,097		84,097

a. Non-recurring, non-operating revenue as derived from certain of our license agreements, net of license fees due to licensors. In 2005, as derived from license agreements with CABG Medical, Inc. ($3.3 million) and Broncus Technologies, Inc. ($0.5 million).
b. Stock-based compensation expense.
c. Termination costs relating to consolidation activities at Palo Alto facility.
d. Litigation expenses relating to defending intellectual property claims.
e. Amortization of acquisition related intangible assets and medical technologies.
f. In-process research and development expense, relating primarily to $1.0 million payment due under license agreement with Poly-Med, Inc.
g. Foreign exchange fluctuations on foreign currency net monetary assets.
h. Gain on sale of Palo Alto building – assets held for sale and gain on sale related to disposition of NeoDisc technology rights to NuVasive.
i. Amortization of deferred financing costs.
j. Loss on redemption of investments.
k. Non-recurring Quebec retroactive tax adjustment ($8.7 million) and tax effects of adjustments a. through k. ($9.7 million) for the nine months ended September 30, 2006.
l. Non-recurring tax benefit of additional investment tax credits approved by the Canadian taxation authorities ($1.5 million) and tax effects of adjustments a. through g. ($6.6 million) for the nine months ended September 30, 2005.

ANGIOTECH PHARMACEUTICALS, INC.
CALCULATION OF ADJUSTED EBITDA
(Unaudited)

(in thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
Net income on a GAAP basis	6,926	15,925	16,288	50,073
Interest expense on long-term debt	11,325	-	23,611	-
Income tax expense	(2,101)	9,668	11,866	29,412
Depreciation and amortization	10,554	2,755	24,392	8,445
EBITDA	26,704	28,348	76,157	87,930
Adjustments:				
Net (income) / loss from discontinued operations, excluding depreciation, amortization and income tax expense included above	613	(24)	1,255	(36)
In-process research and development	-	-	1,042	1,000
Non-recurring revenue, net of license fees	(53)	(49)	(179)	(3,487)
Stock-based compensation	1,520	1,468	4,401	4,731
Palo Alto consolidation expenses	-	426	-	2,152
Litigation expenses	1,893	3,116	8,223	11,446
Foreign exchange (gain) loss	528	(2,125)	(1,778)	(1,088)
Investment and other income	(829)	(3,044)	(4,661)	(7,396)
Gain on sale of intangible asset	(148)	-	(148)	-
Gain on sale of Palo Alto building	-	-	(685)	-
Loss on redemption of investments	-	-	413	-
Adjusted EBITDA	30,228	28,116	84,040	95,252

ANGIOTECH PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

As at (in thousands of U.S.$)	September 30, 2006	December 31, 2005
ASSETS		
Cash and short-term investments	89,700	195,442
Accounts receivable	24,674	3,377
Inventories	31,608	786
Other current assets	10,408	9,267
Assets from discontinued operations	16,757	-
Total current assets	173,147	208,872
Long-term investments	43,311	170,578
Property and equipment, net	60,591	11,042
Intangible assets, net	250,805	45,447
Goodwill	643,197	46,071
Deferred income taxes	4,154	11,350
Deferred financing costs	17,065	-
Other assets	2,133	1,334
	1,194,403	494,694
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities	62,766	27,555
Liabilities from discontinued operations	3,156	-
Long-term debt	566,694	-
Deferred income taxes	72,356	-
Other long-term liabilities	4,157	4,459
Stockholders' equity	485,274	462,680
	1,194,403	494,694

FOR ADDITIONAL INFORMATION:

Analysts and Institutional Investors:
Deirdre Neary
Manager, Investor Relations
Angiotech Pharmaceuticals, Inc.
dneary@angio.com
(604) 222-7056

Media and Retail Investors:
David Scott
Fleishman Hillard
david.scott@fleishman.ca
(416) 645-8177

Exhibit 2

ANGIOTECH PHARMACEUTICALS, INC.

For the three and nine month periods ended September 30, 2006

(All amounts following are expressed in U.S. dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis ("MD&A"), dated October 27, 2006, provides an update to the MD&A for the year ended December 31, 2005 and should be read in conjunction with our unaudited consolidated financial statements for the three and nine month periods ended September 30, 2006 and our audited consolidated financial statements for the year ended December 31, 2005, both of which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information. Additional information relating to our Company, including our 2005 audited consolidated financial statements and 2005 Annual Information Form ("AIF"), is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained in this report or in our other written or oral public communications that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimates," "continues," "anticipates," "intends," "expects" and other similar expressions, constitute "forward-looking statements" within the meaning of the U.S. *Private Securities Litigation Reform Act of 1995* and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research, development and product and drug development.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical or other development processes; adverse medical research related to the safety and efficacy of our products or products sold by our partners; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with, strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; the disposition of certain operating subsidiaries acquired through the AMI acquisition and the restructuring of AMI; our ability to market and sell products developed by our Pharmaceutical Technologies segment through our Medical Products segment; other factors referenced in our AIF and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance. In addition, the actual results expressed or implied by certain forward-looking statements contained in this report may be affected by our acquisition of American Medical Instruments Holdings, Inc. ("AMI") which we completed on March 23, 2006, and the related transactions. There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities, all related to the acquisition of AMI, will be realized in the amounts or times contemplated.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

In addition, the forward-looking statements contained in this report are based upon a number of material assumptions, all of which we believe are reasonable, including, but not limited to assumptions related to the following: general economic and business conditions remaining stable; the financial and other representations made to us by AMI being accurate and complete; our ability to integrate AMI into our operations, including our ability to apply our various technologies to AMI's medical devices and subsequently commercialize those products; our ability to realize operational and other synergies related to our acquisition of AMI in the times and amounts contemplated; our ability to realize projected or expected financial or commercial benefits from our acquisition of AMI; our level of indebtedness and the interest rate applicable to our indebtedness and the level of cash flows we will utilize to service our indebtedness remaining stable; tax rates within the jurisdictions we operate remaining stable; our future product and drug development activities and clinical development processes being realized in the times and for the amounts contemplated; our continued ability to raise additional funds through debt or equity offerings in the North American capital markets on acceptable terms; Canadian/US currency rates remaining stable; our ability to protect the intellectual property used by us; and our ability to respond to our competitors.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

Business Overview

We are a specialty pharmaceutical and medical device company that discovers, develops and markets innovative technologies and medical products primarily for local diseases or for complications associated with medical device implants, surgical interventions and acute injury. Our proprietary technologies include various drug, drug delivery, surface modification technologies and other medical biomaterials. Our research and development efforts focus on understanding and characterizing biological conditions that often occur concurrent with medical device implantation, surgery or acute trauma, including scar formation and inflammation, cell proliferation, infection and tumor tissue overgrowth. Our strategy is to apply these various technologies to create and commercialize novel, proprietary medical device, surgical implant and pharmaceutical products that reduce procedure side effects, improve surgical outcomes, shorten hospital stays, or are easier or safer for a physician to use.

We develop our products using a proprietary and systematic discovery approach. We use our drug screening capabilities to identify new uses for known pharmaceutical compounds. We look for compounds that address the underlying biological causes of conditions that can occur concurrent with medical device implantation, surgery or acute trauma. Once appropriate drugs have been identified, we formulate the drug, or combination of drugs, with our portfolio of biomaterials and drug delivery technologies to develop a novel drug-eluting medical device or surgical implant. We have patent protected our technology and many of our products and potential product candidates, and our portfolio of intellectual property developed to date includes over 150 issued U.S. patents and 185 pending U.S. patent applications.

We operate in two segments: Pharmaceutical Technologies and Medical Products.

Pharmaceutical Technologies:

The Pharmaceutical Technologies segment develops, licenses and sells technologies that improve the performance of medical devices and the outcomes of surgical procedures. These technologies include various drug, drug delivery and surface modification materials and other medical biomaterials designed to be applied across a wide range of medical devices and technologies, surgical procedures and medical disciplines. This segment focuses primarily on establishing product development and marketing partnerships with major medical device, pharmaceutical or biomaterials companies and to date has derived the majority of its revenue from royalties due from partners that develop, market and sell products incorporating our technologies. Currently our principal revenues in this segment come from royalties derived from sales by Boston Scientific Corporation ("BSC") of TAXUS® coronary stent systems incorporating the drug paclitaxel. We also expect to apply certain of the technologies developed by this business segment to develop novel next generation products for the Medical Products segment to market and sell directly to end users or medical product distributors.

Medical Products:

The Medical Products segment manufactures and markets a wide range of single use, specialty medical devices, with products focused primarily on general surgery, tumor biopsy, interventional radiology and vascular surgery, ophthalmology and aesthetic surgery. The Medical Products segment also manufactures finished medical devices and medical device components for third party medical device manufacturers and marketers.

The Medical Products segment has several specialized direct sales and distribution organizations in the United States and the European Union ("EU"), as well as significant manufacturing capabilities. This business segment derives the majority of its revenue from direct product sales to end users or various medical products distributors, and has developed products with demonstrated utility in specific physician end-markets. Many of these products are also made using our proprietary manufacturing processes, or are protected by intellectual property. The Medical Products segment includes the operations acquired through the AMI acquisition.

As discussed above, it is expected that the Medical Products segment may market and sell certain products developed by the Pharmaceutical Technologies segment through its direct sales and distribution channels, and may apply certain of that segment's technologies to its products to create novel, next generation medical products to market directly to end users or medical products distributors. There are currently numerous product development efforts underway that explore the application of certain of Pharmaceutical Technologies' proprietary drug, drug delivery and surface modification materials and other medical biomaterials to products marketed by our Medical Products segment.

Recent Developments

Clinical Programs

Our discovery approach has yielded a number of product candidates that are in various stages of research and clinical development. Selected product candidates currently undergoing human clinical trials include:

* ***Vascular Wrap^{TM} paclitaxel-eluting mesh surgical implant*** ("Vascular Wrap") to treat complications associated with vascular graft implants in peripheral vascular disease and hemodialysis patients. The Vascular Wrap product is currently undergoing human clinical trials in the EU, where 109 patients have been enrolled in a study examining the safety of the Vascular Wrap product in patients with peripheral vascular disease. We are currently evaluating the data from this study in order to prepare for a possible CE Mark filing. Should we file for a CE Mark, and subsequently receive CE Mark approval from the EU regulatory authorities, we would, together with our partner Edwards Lifesciences, be able to market and sell the Vascular Wrap product in the EU. During the quarter we announced positive results from a preclinical study to evaluate the efficacy of the Vascular Wrap on inhibiting the growth of scar tissue (neointimal hyperplasia) inside a synthetic vascular graft in an animal model of dialysis access failure. In this study, neointimal hyperplasia was reduced by a minimum of 87.6% in animals who received a Vascular Wrap compared with animals who received no Vascular Wrap. Based upon this preclinical data, we will soon begin to enroll a clinical trial in the United Kingdom to assess the effectiveness and safety of the Vascular Wrap in patients receiving our Lifespan® synthetic vascular graft for the purposes of providing hemodialysis access. Specifically, the trial seeks to determine that hemodialysis patients who receive the Vascular Wrap / Lifespan graft combination experience fewer graft failures than those patients that receive the Lifespan graft alone. We also intend to conduct a similar trial in the U.S. Both trials are expected to be about 24 months in duration, with enrollment taking approximately one year. The goal of the studies is to provide Angiotech with sufficient data to submit to regulatory authorities for approval to market the Vascular Wrap for use in hemodialysis patients in the United States and the EU.

* ***Self-anchoring sutures***. Unlike conventional sutures which are smooth, self-anchoring suture products, which we obtained through our acquisitions of AMI and Quill Medical Inc. (discussed below), have tiny teeth-like barbs along the surface. These products, which are currently approved and marketed for use in minimally invasive aesthetic surgery procedures in and around the face, are being developed and tested for additional aesthetic and other surgical indications. We received CE Mark approval in August 2006 to market self-anchoring suture products in Europe for breast lift and nipple repositioning procedures. We may initiate human clinical trials in 2007 for self-anchoring suture products focused on the indication of breast elevation as well as for various potential indications in wound closure, aesthetics, orthopaedics or other markets.

* ***5-fluorouracil-eluting anti-microbial central venous catheter*** ("CVC"). Our drug eluting CVC is currently undergoing a human clinical trial in the United States designed to assess the safety and efficacy of the catheter in preventing various types of catheter related infections. The study is a randomized, single blind, 850 patient, 20 center study. There were 322 patients enrolled in the study as of September 30, 2006. If the CVC study results are favourable, we intend to request a 510(k) clearance from the U.S. Food and Drug Administration ("FDA") to market and sell the CVC in the United States, potentially in the first half of 2007.

* ***Non drug-loaded sprayable biomaterial adhesion barrier*** (Adhibit™). Our non drug-loaded Adhibit sprayable barrier product is designed to provide for the reduction of surgery-induced adhesions that can occur after a procedure to remove fibroids from the uterus (myomectomy surgery). In April 2006, we announced data from our 71 patient human clinical study conducted in the EU, designed to assess the safety and efficacy of Adhibit sprayable barrier in preventing adhesions in patients undergoing the myomectomy procedure. The data indicated that the use of Adhibit sprayable barrier reduced post-operative adhesion formation as measured by the modified American Fertility Society ("mAFS") score, a scoring system that factors in both the extent and tenacity of adhesions. Patients in the group that were treated with Adhibit sprayable barrier experienced a statistically significant reduction in their mAFS score when compared with those in the control group. We are currently evaluating, together with our partner Baxter Healthcare Corporation, the

timing and form of any regulatory submission for approval of this indication in the EU. We granted Baxter Healthcare Corporation exclusive worldwide marketing and distribution rights to our non-drug loaded Adhibit sprayable barrier product.

- *Paclitaxel-eluting peripheral vascular stent*. The peripheral vascular stent, developed by our partner the multinational medical device manufacturer Cook Group, Inc. ("Cook"), is designed for placement in diseased arteries in the limbs to restore blood flow and improve a patient's ability to walk.   The Zilver paclitaxel-eluting peripheral stent, designed to reduce restenosis following placement of a stent in peripheral artery disease patients, is currently undergoing human clinical trials in the United States and the EU to assess product safety and efficacy. These studies are being conducted by our partner Cook, which is a co-exclusive licensee, together with BSC, of our proprietary paclitaxel technology to reduce restenosis following stent placement in peripheral artery disease.

New Senior Management Appointment

In July 2006, we announced an addition to our senior management team. Dr. Jeffrey P. Walker was appointed Senior Vice President, Research and Development. Dr. Walker will lead the research and development team globally and build upon the product pipeline to further support our business strategy to capture value through the commercialization of internally developed products.

Acquisitions

Quill Medical, Inc. ("Quill")

On June 26, 2006, we completed the acquisition of 100% of the equity of Quill for approximately $40 million in cash plus potential future contingent payments based on milestones and product revenues. Through this acquisition, we now own the rights to develop novel applications of the Contour Threads™ product line in a variety of aesthetic markets as well as to develop Quill's self anchoring suture technology in other non-aesthetic markets where sutures are commonly used, such as wound closure and tendon repair for orthopaedic applications.

Unlike conventional sutures which are smooth, the Quill products have tiny teeth-like barbs or cogs along the surface. These self-anchoring sutures may be placed under the skin in order to suspend sagging tissue, or may be used to close certain wounds or surgical incisions without the need for suture knots. Eliminating knot-tying can save surgical time, may reduce the risk of infection, and may reduce wound leakage. Currently, as approved by the FDA, the Contour Threads product line enables plastic surgeons and dermatologists to offer a minimally invasive 'face rejuvenation' through an office-based procedure performed under local anaesthesia. We are currently working to develop a portfolio of next-generation self-anchoring suture products using this technology.

The Quill acquisition was accounted for using the purchase method of accounting. The assets and liabilities of Quill were included in our consolidated financial statements from June 26, 2006, the date of acquisition. Total consideration of $40.3 million, including direct acquisition costs, was allocated to the assets acquired and liabilities assumed based on preliminary fair values at the date of acquisition. The preliminary allocation resulted in identifiable intangible assets of $39.9 million and goodwill of $13.1 million, offset in part by a deferred income tax liability of $15.7 million. Goodwill is the excess of the purchase price over the net assets and liabilities which includes the tax basis of the assumed assets and liabilities. The allocation of the purchase price of the net assets acquired is preliminary and may vary if additional information becomes available on estimates made in the purchase price allocation. We have potential future milestone and contingent consideration obligations that may become payable to the original Quill shareholders if certain development and regulatory milestones are met or certain sales thresholds are exceeded. We are also committed to spend $7.9 million on development and commercialization efforts in the first year subsequent to the acquisition and $10.0 million in each of years two and three.

American Medical Instruments Holdings, Inc. ("AMI")

On March 23, 2006, we completed the acquisition of 100% of the equity of AMI for approximately $787.9 million in cash. Concurrently, we completed an offering of $250 million in aggregate principal amount of senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility maturing in 2013 and a $75 million revolving credit facility. The net proceeds from the sale of the $250 million 7.75% senior subordinated notes and the $350 million term loan, as well as cash on hand, were used to finance the acquisition. We have not drawn any of the $75 million revolving credit facility.

The AMI acquisition was accounted for using the purchase method of accounting. The assets and liabilities of AMI were included in our consolidated financial statements from March 23, 2006, the date of acquisition. Total consideration of $796.5 million, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on fair values at the date of acquisition resulting in preliminary identifiable intangible assets of $212.2 million and goodwill of $582.0 million at the end of March 2006. Subsequent to the acquisition we have performed more detailed valuation procedures on the assets acquired and obtained additional information on allocations made at March 23, 2006 resulting in updated purchase price allocations to identifiable intangible assets of $191.6 million and goodwill of $587.1 million as of September 30, 2006. The decrease in value allocated to identifiable intangibles was primarily due to an increase in value allocated to other current receivables. The allocation of the purchase price of the net assets acquired may vary if additional information becomes available on estimates made in the purchase price allocation.

During the quarter we determined that certain operating subsidiaries acquired through the AMI acquisition were not aligned with our current business strategy and we are actively looking to dispose of these operations. These operations have been categorized as discontinued and include the following AMI subsidiaries: American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and Point Technologies S.A. located in Costa Rica. The assets and liabilities of these operations have been shown separately on the balance sheet as current assets and current liabilities held for sale and the net loss for these operations have been shown separately on the statements of income. Included in current assets held for sale is an estimated allocation of intangible assets of $3.2 million and goodwill of $3.0 million. We expect to fully recover the estimated net book value of the discontinued operations. See further information discussed in "Results of Operations - Discontinued Operations".

In October 2006, we began the process of replacing the divisional structure of AMI with a centralized operational structure that is integrated into the other functions of Angiotech. The restructuring is expected to result in a more efficient operating structure. In October 2006, these centralization activities resulted in the termination of certain employees and will result in approximately $1.1 million in severance and related costs in the fourth quarter of 2006.

Collaboration, License and Sales and Distribution Agreements

In connection with our research and development efforts, we have entered into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. Terms of the various license agreements may require us, or our collaborators, to make milestone payments upon achievement of certain product development and commercialization objectives and pay royalties on future sales of commercial products, if any, resulting from the collaborations. For a summary of our most significant agreements, refer to our MD&A for the year ended December 31, 2005. During the nine month period ended September 30, 2006, we entered into or modified the following additional agreements:

NuVasive, Inc.

In September 2006, we received $20.0 million from NuVasive, Inc, consisting of $12.0 million in cash and $8.0 million in NuVasive common stock. As a result of this transaction, we are obligated to pay approximately $3.4 million of the consideration received from NuVasive to certain third parties for license fees related to the technology and transaction costs. The payment we received from NuVasive is in consideration for entering a milestone and royalty buyout agreement for the NeoDisc ™ cervical disk replacement device and related technology which NuVasive, Inc. licensed from Pearsalls Limited (a subsidiary acquired in the AMI transaction) in August 2005. The payment satisfies a $10.5 million milestone payment related to FDA approval of the IDE application for NeoDisc as well as future milestones, manufacturing services and all future royalties in respect to this product and other potential products based on the technology. The contingent milestones related to the original agreement were included in the AMI purchase price allocation as other current receivables and the estimated fair value of the manufacturing and royalty agreements were included in intangible assets at a value of $3.4 million.

Genzyme Corporation

In May 2006, we entered into a strategic collaboration agreement with Genzyme Corporation to create novel, localized treatments for cancer patients that target the prevention of tumor re-growth after surgery through the direct application of a combined biomaterial / anti-cancer therapeutic at the site of tumor excision. These potential products may also be useful in treating inoperable tumors, reducing local tumor side-effects, and improving surgical outcomes while complementing existing systemic therapies. Under the collaboration agreement, the companies will conduct research jointly, with both companies contributing key personnel, technology and intellectual property. Genzyme will have primary responsibility for clinical development, manufacturing and worldwide commercialization of any collaboration products. We will participate in the development of products and have a co-marketing option. Collaboration costs and any eventual profits will be shared equally.

Athersys, Inc.

In May 2006, we entered into a strategic collaboration agreement with Athersys, Inc. to co-develop and commercialize Athersys' non-embryonic stem cell platform technology, MultiStem™, for use in the indications of myocardial infarction and peripheral vascular disease. Athersys is a private, biopharmaceutical company engaged in the development of therapeutic products for the treatment of life threatening diseases, with development activities currently focused on drug discovery and preclinical research. We will share in the research and development costs and will be responsible for all commercialization related costs. Any future profits on any products resulting from the collaboration will be shared. Concurrent with the collaboration agreement, we made a payment of $5.0 million in exchange for a convertible promissory note, maturing in 6 years, with a coupon of 5% and potentially convertible into stock upon Athersys obtaining additional future financing. Subject to Athersys fulfilling a milestone obligation, we will make an additional payment of $5.0 million in 2007 which will also be in exchange for a convertible promissory note.

JUVA Medical, Inc.

In April 2006, we invested $5.0 million in Series C preferred stock of JUVA Medical, Inc. ("JUVA"), which represents approximately 12% of the fully diluted shares of JUVA. JUVA is a private company, engaged in the design and development of highly differentiated and proprietary tissue augmentation devices and delivery systems. JUVA's lead product line, FulFil^{TM}, is a saline-filled implant used in procedures for filling facial wrinkles, creating plumper lips, and augmenting facial anatomy such as cheeks and chin. This investment is accounted for as a long-term investment using the cost method.

Collagen Matrix Technologies, Inc.

In March 2006, through our subsidiary Surgical Specialties Corporation ("SSC") acquired as part of the AMI transaction, we entered into a development, license and distribution agreement with Collagen Matrix Technologies, Inc. ("CMT"), appointing SSC to be the exclusive worldwide distributor of CMT's Dermalogen™ products for use in aesthetic surgery and dermatology procedures for an initial term of two years. Dermalogen is an injectable, collagen-based dermal filler that can be used for the correction of wrinkle lines and for the removal or improvement of scars caused by trauma, surgery or acne. In connection with the agreement, we have committed to fund up to $1.0 million of development costs and will be required to pay future sales milestones and royalties to CMT over a fifteen year royalty term, including an upfront advance royalty of $250,000 which is creditable against future royalties. CMT will be responsible for manufacturing and, once regulatory approval is obtained, CMT will sell the finished product to us at a fixed price. Manufacturing responsibilities may be transferred to us upon the agreement of the parties.

Orthovita, Inc.

In March 2006, we entered into a revised license agreement with Orthovita, Inc. ("Orthovita"), extending or expanding the terms of our June 2004 exclusive North American sales and distribution agreement with Orthovita with respect to our VITAGEL™ surgical haemostat product.   Upon completion of the sale of VITAGEL products in inventory, which Orthovita purchased from us in the fourth quarter of 2005, the original sales and distribution agreement will be terminated and the revised license agreement will represent the sole agreement governing the relationship between us and Orthovita. As of September 30, 2006, a minimal amount of inventory remains to be sold under the original agreement. The key terms of the revised license agreement include the completion of the contractual transfer of manufacturing responsibilities from us to Orthovita (which occurred in June 2006), the extension of the contract term from 2009 to 2014, the expansion of distribution rights to Orthovita the rest of the world, the retention by Orthovita of worldwide exclusive rights in the field of orthopaedic indications through 2014 and co-exclusive rights outside the field of orthopedics beginning in 2007. Under the terms of our revised agreement, from 2007 we may distribute our own brand of the VITAGEL surgical haemostat formulation on a co-exclusive basis outside the field of orthopedics. Under the revised agreement, we have continued to retain exclusive rights to any drug-loaded version of the VITAGEL product.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We believe that the estimates and assumptions upon which we rely are reasonable and are based upon information available to us at the time the estimates and assumptions were made. Actual results could differ from our estimates.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results are described below:

Revenue recognition

We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations with respect to the royalty revenue. Accordingly, we record royalty revenue derived from BSC sales of paclitaxel-eluting coronary stent systems upon receipt, which results in a one quarter lag between the time we record royalty revenue and the time the associated sales were recorded by BSC. We expect to continue to record royalty revenue upon receipt as it is not possible to record royalty revenue with a high degree of accuracy until such time.

Product sales revenue is recognized when a product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of provisions for returns, discounts and allowances. These provisions are estimated and recorded in the same period as the related product sales and are based on estimates derived from historical experience. Amounts billed to customers for shipping and handling is included in product sales revenue. The corresponding costs for shipping and handling are included in cost of products sold.

License fees are comprised of initial payments and milestone payments from collaborative licensing arrangements. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement. Initial payments and milestone payments for which we have ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement, which varies by each arrangement.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs, including in-process research and development and medical technologies used solely in research and development activities and with no alternative future use, are expensed in the period incurred. For the quarter ended September 30, 2006 we incurred research and development costs of $11.7 compared to $7.7 million for the same quarter in the prior year. We did not record any in-process research and development in either quarter.

Income tax expense

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. Our effective tax rate may change from period to period based on the mix of income among the different foreign jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the amount of valuation allowance recorded.

Allowance for doubtful accounts

Accounts receivables are presented net of an allowance for doubtful accounts. In determining the allowance for doubtful accounts, which includes specific reserves, we review accounts receivable aging, customer financial strength, credit standing and payment history to assess the probability of collection. We continually monitor the collectibility of our receivables.

Inventory Provision

In establishing the appropriate provision for inventory obsolescence, we make estimates based on the likelihood that inventory carrying values will be affected by changes in market demand for our products, historical experiences, sales trends, specific categories of inventory and age of on-hand inventory. A significant change in the timing or levels of demand for our products as compared to forecasted amounts may result in additional provisions for excess or expired inventory in the future. We record provisions for inventory in cost of products sold.

Stock-based compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards Board ("SFAS") No. 123(R) "Share-Based Payment", a revision to SFAS 123 "Accounting for Stock-Based Compensation. SFAS 123(R) requires us to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. We use the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model (such as the binomial model), could produce a different fair value for stock-based compensation, which could have a material impact on our earnings. In the quarter ended March 31, 2006, pursuant to the provisions of SFAS 123 (R), we applied the modified-prospective transition method and we recorded stock-based compensation expense of $1.1 million, including a cumulative adjustment reducing stock-based compensation expense of $0.4 million related to estimated forfeitures as required under the new standard. For the quarter ended September 30, 2006 we recorded $1.5 million in stock based-compensation expense, including $0.3 million for AMI stock options issued upon the acquisition of AMI. As of September 30, 2006, there was $8.9 million and $6.3 million of total unrecognized compensation cost related to non-vested stock options granted under the Angiotech Stock Option Plan and the AMI Stock

Option Plan, respectively. These costs are expected to be recognized over a weighted average period of 2.6 and 5.5 years, respectively.

Short and long-term investments

We invest our excess cash balances in short-term securities, principally investment grade commercial debt and government agency notes. Prior to entering the long-term debt agreements on March 23, 2006, we also invested in long-term securities with maturities of no more than three years. At September 30, 2006, substantially all of our securities were classified as available-for-sale, and accordingly, were recorded at fair market value with unrealized gains and losses included in other comprehensive income (loss) in shareholders' equity. Realized gains and losses and any declines in value that are judged to be other-than-temporary are reported in other expenses.

As part of our strategic product development efforts, we also invest in equity securities of certain companies with which we have collaborative agreements. The equity securities of some of these companies are not publicly traded and so fair value is not readily available. These investments are recorded using the cost method of accounting and are tested for impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations and financial position of the investee, and other evidence supporting the net realizable value of the investment.

Long-term, available-for-sale securities were redeemed in June 2006 for a gain of $1.1 million. A loss on redemption of long-term, available for sale securities of $1.5 million was recorded in March 2006 due to early redemption of long-term investments for proceeds required to fund a portion of the AMI acquisition. There were no investment write-downs recorded during the three or nine month periods ended September 30, 2005.

Goodwill

Goodwill is tested for possible impairment at least annually and whenever changes in circumstances occur that would indicate an impairment in the value of goodwill. When the carrying value of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition. There were no impairment charges recorded during the three and nine month periods ended September 30, 2006 and 2005.

Intangible assets

Our identifiable intangible assets are primarily comprised of technologies acquired through our business combinations. Intangible assets also include in-licensed proven medical technologies. We amortize intangible assets on a straight-line basis over the estimated life of the technologies, which range from two to eleven years depending on the circumstances and the intended use of the technology. We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. We review the carrying value of our intangible assets for impairment at least annually and whenever there has been a significant change in any of these factors listed above. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings. There were no impairment charges recorded during the three and nine month periods ended September 30, 2006 and 2005.

Results of Operations

Overview

The following discussion and analysis of results from our operations excludes the financial results from our discontinued operations (see "Results of Operations - Discontinued Operations"). All discussions and analyses pertain to continuing operations only, unless otherwise noted. The results from all prior periods have been reclassified to conform to this presentation.

The results for the three and nine month periods ended September 30, 2006 include the results of AMI since the date of acquisition on March 23, 2006. As AMI was acquired on March 23, 2006, the comparative three and nine month periods ended September 30, 2005 do not include the results of the AMI operations.

(in thousands of U.S.$, except per share data)	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
Revenues				
Pharmaceutical Technologies	44,708	47,892	131,022	155,803
Medical Products	41,563	-	90,800	-
Total revenues	86,271	47,892	221,822	155,803
Operating income				
Pharmaceutical Technologies	13,994	20,815	40,117	72,378
Medical Products	2,484	-	5,900	-
Total operating income	16,478	20,815	46,162	72,378
Other income (expenses)	(10,876)	5,169	(16,752)	8,484
Income from continuing operations before income taxes and cumulative effect of change in accounting	5,602	25,984	29,410	80,862
Income tax expense (recovery)	(1,802)	9,659	12,256	29,738
Net income from continuing operations before cumulative effect of change in accounting	7,404	16,325	17,154	51,124
Basic net income per common share, continuing operations	0.09	0.19	0.20	0.61
Diluted net income per common share, continuing operations	0.09	0.19	0.20	0.61

We operate in two reportable segments: (i) Pharmaceutical Technologies; and (ii) Medical Products. Prior to the acquisition of AMI we reported our operations under one segment, drug-eluting medical devices and biomaterials.

Our Pharmaceutical Technologies segment includes royalty revenue generated from out-licensing our proprietary paclitaxel technology to drug-eluting stent manufacturers, as well as revenue derived from the out-license of certain biomaterials and other technologies. This segment also includes our internal and external research and development activities and our corporate activities.

The Medical Products segment manufactures and markets a wide range of single use, specialty medical devices, with products focused primarily on general surgery, tumor biopsy, interventional radiology and vascular surgery, ophthalmology and aesthetic surgery. The Medical Products segment also manufactures finished medical devices and medical device components for third party medical device manufacturers and marketers.

Operating income from continuing operations for the Pharmaceutical Technologies segment decreased by $6.8 million to $14.0 million for the quarter ended September 30, 2006 when compared to the same quarter in the prior year and decreased by $32.3 million to $40.1 million for the nine month period ended September 30, 2006 when compared to the same nine month period in 2005. The decrease in the three and nine month periods ended September 30, 2006 when compared to the same periods in the prior year is primarily due to decreases in royalty revenue derived from BSC's sales of paclitaxel-eluting coronary stent systems and increases in research and clinical trial expenditures.

Operating income from continuing operations for the Medical Products segment was $2.5 million for the quarter ended September 30, 2006 and $5.9 million for the period from March 23, 2006 to September 30, 2006, which is comprised of the operating results of AMI since the date of acquisition.

For the quarter ended September 30, 2006, we recorded total net income from continuing operations before the cumulative effect of a change in accounting policy of $7.4 million ($0.09 basic net income per share) compared to net income from continuing operations of $16.3 million ($0.19 basic net income per share) for the quarter ended September 30, 2005. Income tax expense for the nine month period ended September 30, 2006 includes a charge of $8.7 million related to a recent, retroactive change in the Quebec income tax legislation that increases income taxes payable for 2005 and 2004 (see income taxes).

Revenues

(in thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
Pharmaceutical Technologies:				
Royalty revenue – paclitaxel-eluting stents	42,043	45,121	122,676	144,517
Royalty revenue – other	1,666	1,517	5,103	4,099
Product sales	946	1,108	3,064	3,125
License fees	53	146	179	4,062
	44,708	47,892	131,022	155,803
Medical Products:				
Product sales	41,563	-	90,800	-
Total revenues	86,271	47,892	221,822	155,803

Royalty revenue derived from sales of paclitaxel-eluting coronary stent systems by BSC for the quarter ended September 30, 2006 decreased by 7% as compared to the same quarter in the prior year and by 15% for the nine month period ended September 30, 2006 compared to the same period in 2005. The decrease in royalty revenues was primarily a result of lower sales of paclitaxel-eluting stents by BSC and a 2% reduction, from 11% to 9%, in our top royalty rate earned on certain sales after BSC achieved certain revenue thresholds in 2005. Royalty revenue for the current quarter was based on BSC's net sales for the period April 1, 2006 to June 30, 2006 of $576 million, of which $385 million was in the U.S., compared to net sales of $600 million, of which $422 million was in the U.S., for the same quarter in the prior year. The average gross royalty rate earned in the quarter ended September 30, 2006 on BSC's net sales was 8.0% for sales in the U.S. and 6.0% for sales in other countries compared to an average rate of 8.0% for sales in the U.S. and 6.4% for sales in other countries for the same period in the prior year. For the nine month period ended September 30, 2006 total net sales of paclitaxel-eluting stents by BSC on which we derive royalty revenue decreased by approximately 9% and total average royalty rates decreased from 7.9% to 7.3% when compared to the same period in 2005.

We expect revenues in the Pharmaceutical Technologies segment to decrease by approximately 12% in the fourth quarter of 2006 as compared to the third quarter of 2006, based on information recently released by BSC indicating that BSC's worldwide sales of paclitaxel-eluting stents had declined in BSC's third quarter ending September 30, 2006. During the third quarter BSC reported reduced growth and market penetration of drug-eluting stents outside the U.S., and some retrenchment in the U.S. drug-eluting stent market.

Sales for the Medical Products segment for the three month period ended September 30, 2006 and the period beginning March 23, 2006 and ending September 30, 2006 represent primarily sales of products obtained through the acquisition of AMI which was completed on March 23, 2006.

Medical Products segment sales decreased by 16% in the third quarter as compared to the second quarter of 2006 as a result of several factors, including summer seasonality, a shorter reporting period which contained approximately eight fewer business days as compared to the prior period, and reduced sales to certain third party medical device manufacturer customers, with the majority of the reduction represented by lower than expected orders of surgical needle product components by three customers during the third quarter. We have initiated efforts to replace reduced order volume from these customers by pursuing new customers for surgical needle components and certain other of our product lines, and expect to recover a portion of the revenue decline observed in the third quarter during the upcoming fourth quarter of 2006..

Expenditures

(in thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
License and royalty fees	6,933	7,224	19,496	21,941
Cost of products sold	20,996	1,120	45,663	3,102
Research and development	11,740	7,692	33,228	22,859
Selling, general and administrative	20,953	8,924	54,505	27,903
Depreciation and amortization	9,171	2,117	21,726	6,620
In-process research and development	-	-	1,042	1,000
	69,793	27,077	175,660	83,425

License and royalty fees on royalty revenue

License and royalty fee expenses include license and royalty payments due to certain of our licensors, primarily as a result of paclitaxel-eluting coronary stent system royalty revenue received from BSC. The decrease in this expense in the three and nine month periods ended September 30, 2006 when compared to the same periods in the prior year reflects the decrease in our royalty revenue. We expect license and royalty fee expense to continue to be a significant cost in 2006, as royalty fee expense is directly related to royalty revenue.

Cost of products sold

Cost of products sold increased by $19.9 million and $42.6 million for the three and nine month periods ended September 30, 2006 compared to the same periods in the prior year primarily as a result of the AMI acquisition. The gross margin was 51% for the three and nine month periods ended September 30, 2006. We expect that cost of products sold will continue to be significant during the remainder of 2006.

Research and development

Our research and development expense is comprised of costs incurred in performing research and development activities, including salaries and benefits, clinical trial and related clinical manufacturing costs, contract research costs, patent procurement costs, materials and supplies, and operating and occupancy costs. Our research and development activities occur in two main areas:

(i) Discovery and preclinical research - Our discovery and preclinical research efforts are divided into several distinct areas of activity, including screening and evaluation of pharmaceuticals, evaluation of mechanism of action of pharmaceuticals and pursuing patent protection for our discoveries.

(ii) Clinical research and development - Clinical research and development refers to internal and external activities associated with clinical studies of product candidates in humans, and advancing clinical product candidates towards a goal of obtaining regulatory approval to manufacture and market these product candidates in various geographies.

Research and development expenses by project for the three and nine month periods ended September 30, 2006 and 2005 were as follows:

(in thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
Discovery and pre-clinical research	5,337	6,599	18,094	17,338
Ongoing clinical programs:				
Vascular Wrap™ Paclitaxel-Eluting Mesh	2,532	724	5,855	2,180
Anti-infective Central Venous Catheter	1,838	-	5,736	-
Medical products	1,841	-	3,354	-
Other	-	196	11	1,260
	11,548	7,519	33,050	20,778
Other expenses	121	273	360	1,422
Stock-based compensation	596	513	1,672	2,203
Less: Depreciation, amortization and intercompany charges allocated to projects above	(525)	(374)	(1,435)	(1,109)
Total research and development	11,740	7,931	33,647	23,294
Less: Research and development relating to discontinued operations	-	(239)	(419)	(435)
Total research and development relating to continuing operations	11,740	7,692	33,228	22,859

Research and development project expenses include all direct costs as well as an allocation of indirect research and development expenses based on direct effort and costs of each project. The Vascular Wrap™ paclitaxel-eluting mesh project is currently undergoing regulatory review and the CVC project has commenced patient enrolment with approximately 322 of the expected 850 patients enrolled as of September 30, 2006.

The increase in research and development expenditures for the current periods was primarily due to the addition of our clinical and regulatory department in Virginia over the past year, additions to our discovery and pre-clinical research personnel in Vancouver and an increase in third party clinical research costs. The increase in expenditures was also the result of research and development activity related to our Medical Products of $1.8 million and $3.4 million in the three and nine month periods ended September 30, 2006. This activity includes expenditures related to applying our coating and regulatory development know-how to our Medical Products.

We expect to continue to incur substantial research and development expenses in the future due to the continuation and expansion of our research and development programs, potential technology in-licensing and regulatory related expenses, preclinical testing of various products under development and the planned initiation and continuation of various human clinical studies in 2006. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs. Success of any clinical program may increase overall research and development expenditures due to the expansion or acceleration of the clinical program. We may also incur additional research and development expenses in the future related to combining our technologies with AMI's existing products.

Selling, general and administrative expenses

Total selling, general and administrative expenditures for the quarter ended September 30, 2006 increased by $12.0 million compared to the same quarter in the prior year. The higher expenditures were primarily due to AMI expenditures of $11.2 million in the quarter, an increase in salaries and benefits and operating costs of $1.8 million, offset by a reduction in professional fees arising from patent and litigation related activities of $1.0 million. The AMI expenditures include $6.7 million for direct sales and marketing personnel and activities, $1.6 million for personnel costs associated with corporate and support functions, and $2.9 million for other operating and occupancy costs.

The increase in selling, general and administrative expenses during the nine month period ended September 30, 2006 from the same period in 2005 was $26.6 million and was primarily driven by expenditures of $24.0 million related to AMI plus higher salaries and benefits and operating costs of $4.0 million reflecting our growing operations offset by a decrease in professional fees of $1.4 million.

In 2006, we expect that selling, general and administrative expenses will continue to be higher than in 2005 primarily due to the acquisition of AMI. In addition, certain expenditures related to the AMI restructuring will be charged to selling, general and administrative expenses in the fourth quarter. Expenditures could fluctuate depending on potential acquisition and in-licensing transactions that we may undertake and the extent of legal efforts required to support and defend our intellectual property portfolio.

Depreciation and amortization

Depreciation and amortization expense for the quarter ended September 30, 2006 included amortization of licensed technologies and identifiable intangible assets purchased through business combinations of $8.2 million and depreciation of property, plant and equipment of $1.0 million. Depreciation and amortization expense increased by $15.1 million to $21.7 million for the nine month period ended September 30, 2006 versus the same period in the prior year. The increase in amortization and depreciation expense for the three and nine month periods ended September 30, 2006 was primarily due to amortization related to the identifiable intangible assets acquired from AMI.

We expect depreciation and amortization expense to remain at a similar level for the remaining quarter of 2006.

In-process research and development

We record in-process research and development ("IPR&D") expense relating to acquired or in-licensed technologies that are at an early stage of development and have no alternative future use. We did not record any IPR&D in the three month periods ended September 30, 2006 or 2005 but recorded IPR&D expense of $1.0 million in the nine month periods ended September 30, 2006 and 2005 as a result of license milestone payments made to Poly-Med, Inc. in accordance with a license agreement. We expect to have further IPR&D expenditures in future periods as we continue to in-license or acquire early stage technologies.

Other Income (Expense)

(in thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,	
	2006	**2005**	**2006**	**2005**
Foreign exchange gain (loss)	(528)	2,125	1,778	1,088
Investment and other income	977	3,044	5,494	7,396
Interest expense on long term-debt	(11,325)	-	(23,611)	-
Loss on redemption of investments	-	-	(413)	-
	(10,876)	5,169	(16,752)	8,484

The net foreign exchange gains/losses were primarily the result of changes in the U.S. to Canadian dollar and other foreign currency exchange rates when translating our foreign currency denominated cash, cash equivalents and short-term investments to U.S. dollars at period end. We continue to hold Canadian dollars and other foreign denominated cash, cash equivalents and short-term investments to meet our anticipated operating and capital expenditure needs in future periods in jurisdictions outside of the U.S. We do not use derivatives to hedge against exposures to foreign currency arising from our balance sheet financial instruments and therefore are exposed to future fluctuations in the U.S. dollar to Canadian dollar and other foreign currency exchange rates.

Investment and other income for the three and nine month periods ended September 30, 2006 decreased when compared to the same periods in the prior year due to a lower cash balance available to invest due to the use of cash resources for the AMI and Quill acquisitions.

During the quarter ended September 30, 2006, we incurred interest expense of $11.3 million on our outstanding long-term debt obligations. Interest rates on the senior secured term loan ranged between 6.8% and 7.0% for the quarter ended September 30, 2006 and the interest rate at which we incurred interest expense on the senior subordinated notes for the quarter ended September 30, 2006 was 7.75%. Interest expense for the three month period ended September 30, 2006 included $0.6 million for amortization of deferred financing costs. Since incurring the indebtedness under the senior secured term loan in March 2006, interest rates on the term loan have ranged between 6.3% and 7.0% and the interest rate on the senior subordinated notes has remained fixed at 7.75%. Interest expense of $23.6 million for the nine month period ending September 30, 2006 includes $1.3 million for amortization of deferred financing costs.

The loss on redemption of investments for the nine month period ended September 30, 2006 is the net result of redemptions of long-term investments during the year.

Income Tax

For the quarter ended September 30, 2006 we had an income tax recovery of $1.8 million compared to income tax expense of $9.7 million for the same quarter in the prior year. The current period recovery consisted of current and deferred income tax expense of $2.0 million on income from Canadian operations, a current and deferred income tax expense of $2.8 million on income from U.S. operations (including foreign subsidiaries), a deferred income tax recovery of $7.3 million related to amortization of intangible assets and other assets set up at the time of the AMI acquisition and other miscellaneous income tax expense items of $0.7.

For the quarter ended September 30, 2005, income tax expense consisted of current and deferred income tax expense of $12.3 million on income from Canadian operations, a deferred income tax recovery of $0.4 million on the amortization of intangible assets and other miscellaneous tax recovery items of $2.2 million.

For the nine month period ended September 30, 2006 income tax expense was $12.3 million compared to $29.7 million for the same period in the prior year. The current period expense consisted of current and deferred income tax expense of $19.0 million on income from Canadian operations, current and deferred income tax expense of $3.0 million on income from U.S. operations (including foreign subsidiaries), a deferred income tax recovery of $10.3 million on the amortization of intangible assets and other miscellaneous tax expense items of $0.6 million. Current tax expense includes a charge of $8.7 million related to the 2005 and 2004 taxation years resulting from a retroactive change in Quebec tax legislation enacted in September 2006. The Quebec tax authorities have issued assessment notices to us and a number of other Canadian companies in connection with an internal financing arrangement that was based on legislation in place at the time of implementation. As the legislation is considered to be enacted under U.S. GAAP, we recorded the full amount in the second quarter of 2006. We have filed a Notice of Objection with the Quebec tax authorities. We understand that a number of other Canadian companies have also filed respective Notices of Objection with the Quebec tax authorities.

For the nine month period ended September 30, 2005, income tax expense consisted of current and deferred income tax expense of $33.6 million on income from Canadian operations, a deferred income tax recovery of $1.2 million on the amortization of intangible assets and other miscellaneous tax recovery items of $3.0 million.

The current year decreases in the effective tax rates are a combined result of a legislated decrease in tax rates on royalty revenue earned in our Canadian operations, international tax structures and recoveries on identifiable intangible assets acquired through business combinations.

Discontinued Operations

In September 2006, we determined that certain operating subsidiaries acquired through the AMI acquisition were not aligned with our current business strategy and we are actively looking to dispose of these subsidiaries. These operations have been categorized as discontinued and include the following AMI subsidiaries: American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and Point Technologies S.A. located in Costa Rica. The assets and liabilities of these operations have been shown separately on the balance sheet as current assets and current liabilities from discontinued operations and the net loss for these operations have been shown separately on the statements of income. Included in current assets from discontinued operations is an estimated allocation of intangible assets of $3.2 million and goodwill of $3.0 million. We expect to fully recover the estimated net book value of these discontinued operations. We recorded a net loss from discontinued operations for these subsidiaries of $0.5 million and $0.3 million for the three and nine month periods ended September 30, 2006, respectively.

In 2005, we completed the sale of our Dutch subsidiary, MCTec Holding BV and its operating subsidiary, MCTec BV and decided to close down the offices of our subsidiary, NeuColl, Inc. and terminate its distribution agreements. Accordingly, we reported the results of operations relating to these entities as discontinued operations, for the current and prior periods, in our Consolidated Statement of Income. For nine month period ended September 30, 2006, we incurred additional operating expenses relating to the closure of NeuColl for which we recorded a net loss from discontinued operations of $0.9 million for the nine month period ended September 30, 2006.

The operating results of discontinued operations are summarized as follows:

(in thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
Revenues	2,909	1,500	6,983	3,964
Operating loss	(777)	(390)	(1,659)	(1,260)
Other income (expenses)	-	(1)	4	(117)
Loss before income taxes	(777)	(391)	(1,655)	(1,377)
Income tax recovery (expense)	299	(9)	290	326
Net loss from discontinued operations	(478)	(400)	(1,265)	(1,051)

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters. This data has been derived from our unaudited quarterly consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2005 and 2004.

The results for the quarters ended June 30 and September 30, 2006 include the results of AMI since the date of acquisition on March 23, 2006. As AMI was acquired on March 23, 2006, the comparative quarters do not include the results of the AMI operations.

(in thousands of U.S.$, except per share data)	Quarter ended			
	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005
Total revenues	86,271	93,606	41,945	43,846
Operating income (loss)	16,478	18,123	11,561	(41,050)
Net income (loss) from continuing operations	7,404	2,170	7,580	(42,720)
Net income (loss)	6,926	1,827	7,535	(51,260)
Basic income (loss) per share:				
Continuing operations	0.09	0.02	0.09	(0.51)
Discontinued operations	(0.01)	-	-	(0.10)
Total	0.08	0.02	0.09	(0.61)
Diluted income (loss) per share:				
Continuing operations	0.09	0.02	0.09	(0.51)
Discontinued operations	(0.01)	-	-	(0.10)
Total	0.08	0.02	0.09	(0.61)

(in thousands of U.S.$, except per share data)	Quarter ended			
	September 30, 2005	June 30, 2005	March 31, 2004	December 31, 2004
Total revenues	47,892	52,231	55,680	59,358
Operating income	20,815	22,132	29,431	32,228
Net income from continuing operations	16,325	15,565	19,234	41,933
Net income	15,925	15,320	18,828	41,481
Basic income (loss) per share:				
Continuing operations	0.19	0.19	0.23	0.50
Discontinued operations	-	-	(0.01)	(0.01)
Total	0.19	0.19	0.22	0.49
Diluted income (loss) per share:				
Continuing operations	0.19	0.18	0.23	0.49
Discontinued operations	-	-	(0.01)	(0.01)
Total	0.19	0.18	0.22	0.48

Summary of Quarterly Results

The primary factors and trends that have caused variations in our quarterly results are as follows:

(i) AMI acquisition – The last two quarters include the results of AMI from the date of acquisition, March 23, 2006. AMI's product sales revenue for the current and prior quarter were $41.6 and $49.2 million, respectively, resulting in a significant increase to total revenue. AMI also contributed approximately $2.5 and $3.4 million in operating income during the third and second quarter of 2006, respectively. Concurrent with the AMI acquisition, we issued significant long-term debt which resulted in interest expense of $11.3 and $12.3 million in the third and second quarter of 2006, respectively.

(ii) Royalty Revenue from BSC – We receive royalty revenue from BSC based on their net sales of paclitaxel-eluting stent systems throughout the world. Our royalty revenues have been approximately $40.0 to $50.0 million per quarter since the third quarter of 2004 when we received our first substantial royalty payment. In the third quarter of 2005, royalty revenue from BSC began to decrease due to a 2% reduction in our top royalty rate earned on certain sales by BSC, from 11% to 9%, as a result of BSC achieving certain revenue thresholds in 2005 and a reduced amount of paclitaxel-eluting stent sales by BSC as compared to prior quarters. In the second and third quarter of 2006 there was also a decrease in sales of paclitaxel-eluting stents by BSC in the U.S. where the average royalty rate is generally higher than in Europe and other countries.

(iii) In-process research and development expense– The amount of IPR&D expense recorded in each quarter depends on the timing of acquisitions and transactions with research and development collaborators. As these expenses are often significant when compared to other operating expenditures, the results in any quarter could be materially affected by the timing of such expenses. In each of the first quarters of 2006 and 2005, we recorded $1.0 million IPR&D expense relating to our license agreement with Poly-Med, Inc., increasing the loss for each quarter. In the fourth quarter of 2005, we recorded IPR&D expense of $54.0 million relating to our investment and collaboration transaction with CombinatoRx, Incorporated and our acquisition of Afmedica, Inc., resulting in a net loss for the quarter.

(iv) Income tax expense –Significant estimates are required in determining our provision for income taxes. Our effective tax rate may change from quarter to quarter based on the mix of income among different foreign jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the amount of valuation allowance recorded.

(v) Other factors – Our results may also be affected by fluctuations in research and development expenses and in selling, general and administrative expenses from quarter to quarter due to our continued expansion of our research and development programs, increases in legal efforts required to support our intellectual property portfolio and increases in the number of employees required to support our growing operations.

Liquidity and Capital Resources

On March 23, 2006, concurrent with our acquisition of AMI, we completed an offering of $250.0 million in aggregate principal amount of 7.75% senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425.0 million senior secured credit facility consisting of a $350.0 million term facility maturing in 2013 and a $75.0 million revolving credit facility maturing in 2011. No amounts of the $75.0 million credit facility were drawn. The net proceeds from the sale of the $250.0 million 7.75% senior subordinated notes due 2014 and the $350.0 million term loan, as well as cash on hand, were used to finance the AMI acquisition. The significant terms relating to our senior subordinated notes and senior secured credit facility are described below. Prior to the AMI acquisition, our principal sources of liquidity were cash provided by operations and issuance of common stock.

At September 30, 2006, we had working capital of $93.6 million, excluding current assets and current liabilities from discontinued operations, and cash resources of $81.7 million, consisting of cash and cash equivalents. In aggregate, our cash resources decreased by $242.7 million from $324.4 million at December 31, 2005 primarily due to the use of cash to finance the AMI and Quill acquisitions. These cash resources, in addition to cash generated from operations, are used to support our continuing clinical studies, research and development initiatives, working capital requirements, debt servicing requirements and for general corporate purposes. We may also use our cash resources and borrowings under our senior secured credit facility to fund acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our business.

We believe that our existing principal sources of liquidity are sufficient to satisfy the funding of current product development programs, contractual obligations, and other operating and capital requirements, including debt servicing requirements and other potential acquisitions and in-licensing of technologies, on both a short-term and long-term basis. Our cash inflows and the amounts of expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent and may require us to raise additional funds through debt or equity offerings. We may also from time to time consider certain financing opportunities, including various types of debt or equity securities, as alternatives to our current senior secured credit facilities and senior subordinated notes.

Cash Flow Highlights

(in thousands of U.S.$)	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
Cash provided by operating activities	5,070	23,571	37,419	80,638
Cash provided by (used in) investing activities	19,667	31,672	(576,274)	(65,849)
Cash provided by financing activities	41	127	558,434	1,826
Net increase in cash and cash equivalents	24,778	55,370	19,579	16,615
Cash and cash equivalents, end of period	81,742	134,859	81,742	134,859

Cash Flows from Operating Activities

Cash provided by operating activities for the three months ended September 30, 2006 was $5.1 million compared to $23.6 million for the corresponding period in 2005. Net income for the current quarter, excluding non-cash items, resulted in cash inflows of $8.3 million compared to $23.1 million for the same period in the prior year. The decrease in net cash income was the net result of a decrease in royalty revenue, an increase in interest expense offset by an increase in earnings related to AMI. Working capital requirements resulted in cash outflows of $3.2 million during the three months ended September 30, 2006 compared to cash inflows of $0.5 million for the comparative period in 2005. The increase in cash outflows related to working capital for the three months ended September 30, 2006 was primarily driven by an increase in inventory and prepaid expense balances plus interest payments made, offset by an increase in income tax payable at the end of the period.

For the nine months ended September 30, 2006, cash provided by operating activities was $37.4 million compared to $80.6 million for the same period in 2005. Net income during the current nine month period, excluding non-cash items, resulted in cash inflows of $30.4 million compared to $78.3 million for the same period in the prior year. The decrease in net cash income was the net result of a decrease in royalty revenue and an increase in interest expense offset by earnings contributed by the AMI operations. Working capital requirements resulted in cash inflows of $7.0 million during the nine months ended September 30, 2006 compared to cash inflows of $2.3 million for the comparative period in 2005. The increase in cash inflows related to working capital for the nine months ended September 30, 2006 was primarily due to collection of accrued interest and accounts receivable, an increase in income taxes and interest payable amounts outstanding at period end, offset by an increase in inventory at period end.

Cash Flows from Investing Activities

Net cash provided by investing activities for the quarter ended September 30, 2006 was $19.7 million compared to net cash provided of $31.7 million for the same quarter in the prior year. For the quarter ended September 30, 2006, the provision of cash was primarily due to proceeds from net redemption of short term-investments of $15.8 million and gross proceeds from the NuVasive transaction of $12.0 million, net of payments for capital assets of $2.2 million and payment of acquisition related accruals of $6.0 million. Net cash provided by investing activities for the quarter ended September 30, 2005 of $31.7 million was primarily due to proceeds from net redemptions of short-term and long-term investments. For the nine month period ended September 30, 2006 net cash used of $566.4 million was primarily for the AMI and Quill acquisitions net of redemptions on short-term and long-term investments. Net cash used by investing activities for the nine month period ended September 30, 2005 of $65.8 million was primarily due to purchases of short-term and long-term investments.

We invest our excess cash balances in short-term marketable securities, principally investment grade commercial debt and government agency notes. The primary objectives of our marketable securities portfolio are liquidity and safety of principal. Investments are made with the objective of achieving the highest rate of return while preserving our two primary objectives. Our investment policy limits investments to certain types of instruments issued by institutions with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer. Cash equivalents have maturity dates to November 24, 2006. At September 30, 2006, we retained $17.7 million (CDN $19.8 million) denominated in Canadian dollars in order to meet our anticipated Canadian operating and capital expenditures in future periods.

Cash Flows from Financing Activities

Net cash provided by financing activities for the quarter ended September 30, 2006 of $.04 million was due to proceeds received from the exercise of stock options of $3.4 million net of the repayment of $2.7 million of our senior secured credit facility and payment of $0.7 million in direct financing transaction costs. Net cash provided by financing activities for the nine month period ended September 30, 2006 of $558.4 million was mainly due to net proceeds received from the credit facility and the senior subordinated notes and proceeds from exercise of stock options of $6.5 million, net of the repayment of $30.1 million on our secured credit facility.

Credit Facility

On March 23, 2006, we entered into a $425.0 million senior secured credit facility which includes a $350.0 million senior secured term loan maturing March 23, 2013 and a senior secured $75.0 million revolving credit commitment maturing March 23, 2011. Borrowings under this credit facility can be either Eurodollar or base rate loans. Eurodollar loans bear interest at an applicable rate based on our leverage ratio plus an adjusted LIBOR rate (London Interbank Offered Rate). Base rate loans bear interest at an applicable rate based on our leverage ratio plus the greater of (a) the Prime Rate and (b) the Federal Funds Effective Rate plus 0.5%. From July 1, 2006 through to December 31, 2012, the term loan is repayable in quarterly instalments of $804,000, subject to certain adjustments. The remaining principal balance is due on maturity; however, we are able to prepay principal at anytime. Annually, we are required to repay term loan principal equal to a percentage of excess cash flow (as defined in the credit facility), which is dependent upon our consolidated leverage ratio. The credit facility is secured by a security interest covering all property and assets, including intellectual property, of Angiotech Pharmaceuticals, Inc., Angiotech Pharmaceuticals (US), Inc. (a wholly owned subsidiary) and certain subsidiary guarantors (directly or indirectly wholly owned).

At September 30, 2006, the outstanding senior secured term loan was $319.9 million, with an all-in interest rate of 6.9%, and no amounts were borrowed under the revolving credit commitment. During the quarter ended September 30, 2006 we issued a letter of credit for $1.5 million related to workers' compensation liability in the U.S. We repaid $2.7 million of the senior secured term loan during the three month period ended September 30, 2006 and $30.1 million has been repaid since March 23, 2006.

Senior Subordinated Notes

On March 23, 2006, we issued $250.0 million aggregate principal amount of 7.75% senior subordinated notes due 2014. Interest is payable semi-annually in arrears on April 1 and October 1 of each year through to maturity beginning October 1, 2006. The senior subordinated notes and related note guarantees provided by us and certain of our subsidiaries are subordinated to senior secured indebtedness, including amounts outstanding under our credit facility described above. Prior to April 1, 2009, we may redeem up to 35% of the aggregate principal amount of the notes using net proceeds from certain equity and convertible debt offerings, and on or after April 1, 2009, we may redeem all or a part of the notes at specified redemption prices.

Debt Covenants

The terms of our credit facility include various covenants, including financial covenants that require us to meet minimum interest coverage ratios and maximum leverage ratios. In addition, the credit facility and the indenture governing the senior subordinated notes specify maximum or permitted amounts for certain types of capital transactions. As of September 30, 2006 and October 27, 2006, we are in compliance in all material respects with these covenants and were not in breach of any provision of the credit facility and senior subordinated notes that would cause an event of default to occur. For a more detailed description of our debt covenants, refer to our 2005 AIF.

Contractual Obligations

Our significant contractual obligations for the next five years and thereafter include:

(in thousands of U.S.$)	Payments due by period				
	Total	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Long-term debt repayments	569,909	3,215	6,430	6,430	553,834
Long-term debt interest obligations	289,298	42,366	84,045	82,870	80,016
Commercialization efforts	25,150	7,650	17,500	-	-
Operating leases	24,841	2,722	4,994	3,642	13,483
License and research agreement obligations	3,100	1,300	1,800	-	-
Total obligations	912,298	57,253	114,769	92,942	647,333

Long-term debt includes $319.9 million drawn under the term loan portion of our senior secured credit facility and $250.0 million of senior subordinated notes. Repayments are based on contractual commitments as defined in the credit facility and the indenture governing the senior subordinated notes, excluding the requirement for repayments of term loan principal based on a percentage of excess cash flow as defined in the credit facility. Long-term debt interest obligations on variable rate debt are estimated using the current interest rates in effect at September 30, 2006. Long-term debt repayments and interest obligations assume no early repayment of principal.

Commercialization efforts relate to commitments in the Quill acquisition agreement. We have entered into operating leases in the ordinary course of business for office and laboratory space with various expiries through July 2019. We are also committed to research and development funding payments million relating to an agreement with Poly-Med Inc.

The table above does not include any cost sharing or milestone payments in connection with research and development collaborations with third parties as these payments are contingent on the achievement of specific developmental, regulatory or commercial activities and milestones. In addition, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained.

The table above also does not reflect contingent obligations in connection with our research and license agreements with CombinatoRx, Athersys and other collaborators and licensors, or our acquisitions of Afmedica and Quill. We have the option to extend our research collaboration with CombinatoRx from thirty months to sixty months for additional consideration of $7.0 million. We may make an additional payment of $5.0 million to Athersys which would be in exchange for a convertible promissory note in 2007 subject to Athersys fulfilling a milestone obligation. We have a contingent obligation of $10.0 million to former Afmedica equity holders should we reach certain development and regulatory milestones with respect to any Afmedica product. We may be required to make additional contingent payments of up to $160.0 million to the former shareholders of Quill upon the achievement of certain revenue growth and development milestones. These payments to the former Quill shareholders are primarily contingent upon the achievement of significant incremental revenue growth over a five year period, subject to certain conditions. We may also have to make royalty payments based on a percentage of future sales of certain products associated with certain collaborators and licensors in the event regulatory approval for marketing is obtained.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the U.S. at September 30, 2006 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Disclosure Controls and Procedures

Management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness and operation of our disclosure controls and procedures during the quarter ended September 30, 2006. Based on that evaluation the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Risks Related to Our Business

The significant risk factors generally associated with our business, as described in our 2005 AIF, are substantially unchanged. The following details the litigation that we are currently involved in:

(i) BSC involvement with litigation

BSC is involved in several legal proceedings concerning challenges to its stent business. As an example, on June 21, 2005, a Delaware jury held that BSC's TAXUS Express2 ™ paclitaxel-eluting stent and its Liberté and Express bare metal stents infringe the Palmaz Schatz patent (U.S. 4,739,762) and the Gray patent (U.S. 5,895,406) which are both owned by Cordis Corporation ("Cordis"), a subsidiary of Johnson & Johnson Inc. ("JNJ"). These jury verdicts were upheld by the District Court of Delaware on May 11, 2006. On July 1, 2005, the jury held that Cordis/JNJ's Bx VELOCITY, Bx SONIC, CYPHER ® and PALMAZ GENESIS stents infringe BSC's Jang patent (U.S. 5,922,021) and that Cordis/JNJ's CYPHER stent infringed BSC's Ding patent (U.S. 6,120,536). On May 11, 2006, the District Court of Delaware decided that JNJ's CYPHER stent infringes one of BSC's patents. Cordis is not seeking injunctive relief against the TAXUS Express stent. Although the Palmaz Schatz patent expired at the end of 2005, the Gray patent does not expire until 2016. Cordis has indicated that it will assert the claims of the Gray patent against the TAXUS Liberté stent if and when it is launched. If Cordis were to seek an injunction and if it were successful, BSC would not be able to sell the TAXUS Liberté stent in the U.S. until the Gray patent expires, unless the injunction were lifted or BSC were able to complete clinical trials for a version of the product using another stent design that does not infringe the claims of the Gray patent. As a result, if Cordis were to obtain an injunction, our revenue as a result of sales of the TAXUS Liberté stent would likely be significantly reduced. Thus, our royalty revenue relating to paclitaxel-eluting coronary stents depends on BSC's ability to continue to sell its TAXUS Express2 stent and launch and sell the TAXUS Liberté stent in the U.S. As another example, BSC was involved in breach of contract litigation with Medinol, Ltd. for sales of TAXUS Express paclitaxel-eluting and Express bare metal stents. A settlement in this matter was announced on September 21, 2005. On November 8, 2005, BSC filed a civil action in Delaware asserting infringement of BSC's Jang patent by Conor Medsystems, Inc. The Delaware Court has set a trial date in October 2007 to hear the merits of BSC's assertion. We expect that our licensees may be involved in other material legal proceedings in the future relating to the paclitaxel-eluting stent.

(ii) Patent oppositions

As part of our patent strategy, we have filed a variety of patent applications internationally. Oppositions have been filed regarding four of our granted European patents that relate to certain products (EP0706376, EP0711158, EP0809515 and EP1155690). The oppositions against European Patent Nos. EP0711158, EP0809515 and EP1155690 are at an early stage, with briefs being exchanged. On January 24, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of our Patent No. EP0706376 with various claims, including claims to stents coated with a composition of paclitaxel and a polymeric carrier. None of the original parties to the proceedings filed an Appeal of this decision. Two non-parties to the Opposition (Conor Medsystems, Inc. and Sahajanand Medical Technologies Pvt. Ltd.) subsequently submitted various documents to the European Patent Office ("EPO"), including Notices of Intervention and of Appeal. On March 14, 2007, the EPO is scheduled to hold an Oral Hearing to determine whether these Notices of Intervention and of Appeal were validly filed. Also in Europe, an Opposition was filed against EP0830110, which covers one or our LifeSpan™ vascular graft products. In an Oral Hearing held on September 28, 2006, the EPO determined that the patent was valid with certain claim amendments. The opponent may appeal within four months from the date of the decision. On July 7, 2006, an Opposition was filed against our New Zealand Patent No. 511762. The ultimate outcomes of these oppositions, including possible appeals, are uncertain at this time.

(iii) Angiotech and BSC involvement with litigation

In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide. Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others. Should it become necessary to protect those rights, we will pursue all cost-efficient strategies, including when appropriate, negotiation or litigation in any relevant jurisdiction. For example, on February 1, 2005, we announced that, together with BSC, we commenced a legal action in the Netherlands against Conor Medsystems, Inc. for patent infringement of the Netherlands-equivalent of EP0706376. On February 18, 2005, a claim was filed by Conor Medsystems, Inc. in a court in the United Kingdom alleging that the U.K.-equivalent of EP0706376 is invalid and seeking to have that patent revoked. Trial on this issue was held in the U.K. in October and in December 2005. On February 24, 2006, the court held that this U.K. patent was invalid. We appealed this decision by the High Court of Justice and our appeal will be heard by the U.K. Court of Appeal during the week of December 11, 2006. On March 31, 2005, a claim was filed by Conor Medsystems, Inc. in a court in Australia, alleging invalidity of three of our Australian patents. Trial in this Australian patent revocation action is scheduled for February 2007. On April 4, 2005, we along with BSC commenced legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. ("SMT") for patent infringement of the Netherlands-equivalent of EP0706376. A hearing was held on March 10, 2006, and the court issued a decision on May 3, 2006, finding the patent valid and the activity of SMT to be an infringement of the patent. SMT appealed this decision, but a date for the appeal hearing has not yet been set. In November 2005, Conor Medsystems, Inc. commenced a legal action in the Netherlands against us, asserting that the Netherlands patent which corresponds to our EP0706376 patent is invalid and should be revoked. A hearing on both the patent validity issue, and the issue of whether Conor's CoStar™ stent infringes at least one claim of the Netherlands-equivalent to EP0706376 was held on October 27, 2006 in the Hague. We expect the results of this hearing by the end of December 2006. On March 1, 2006, the Board of

Appeals of the Japanese Patent Office issued a final order of revocation regarding certain claims of our Japanese Patent No. 3423317, directed to a stent coated with paclitaxel. Angiotech has appealed this decision to Japan's Intellectual Property High Court, and a hearing date of December 11, 2006 has been set. In December 2005, BSC and we initiated a Preliminary Proceedings action against Occam International and its parent company Biosensors requesting a preliminary injunction for infringement of the Netherlands-equivalent of EP0706376. A hearing was held on January 13, 2006, and the court issued a judgment on January 27, 2006, denying the relief requested by us. BSC and Angiotech filed an appeal to this judgment on February 24, 2006. The outcomes of these legal proceedings are uncertain at this time.

(iv) Litigation assumed with the AMI acquisition

On September 9, 2005, DePuy Mitek, Inc. filed suit against Arthrex Inc. and Pearsalls Limited, one of AMI's subsidiaries, for infringement of DePuy Mitek's patent which relates to certain sutures (U.S. Patent No. 5,314,446). On September 26, 2006, both Markman and Summary Judgment Motions Hearing were held, and the Court has taken the matter under advisement with no date for further action being set. Arthrex has indemnified Pearsalls against any potential damages regarding sale of FiberWire products, and has agreed to pay for the cost of this defense. Also, on July 2, 2004, Dr. Gregory W. Baran filed a complaint for willful patent infringement against one of AMI's subsidiaries, Medical Device Technologies, Inc. A Markman hearing to construe the claims of the asserted patents (U.S. Patent No 5,025,797 and U.S. Patent No 5,400,798) was held in December 2005, and a decision is awaited.

We expect to continue to incur litigation expenses in 2006 as we intend to pursue and to defend vigorously any and all actions of third parties related to our extensive patent portfolio and pioneering technology. Any failure to obtain and protect intellectual property could adversely affect our business and our ability to operate could be hindered by the proprietary rights of others.

(v) We depend on Boston Scientific for a significant amount of our future revenues and development of TAXUS.

Although the acquisition of AMI has diversified our revenue, we anticipate that a significant amount of our revenue for the next few years will be derived from and dependent upon royalty revenues from BSC. We do not have control over the sales and marketing efforts, stent pricing, production volumes, distribution or regulatory environment related to BSC's paclitaxel-eluting coronary stent program. Our involvement is limited to the terms of our 1997 license agreement, (as amended) with BSC and Cook, which provides for the receipt of royalty revenue based on the net sales of TAXUS and specifies the applicable royalty rates. Certain recent medical studies indicate that the use of drug-eluting stents in patients may increase the rate of late stent thrombosis (the formation of blood clots in the stent), which may cause heart attacks or death, in comparison to the rate of late stent thrombosis when bare-metal stents are used, and the FDA has scheduled meetings on December 7th and 8th, 2006 with a panel of experts to examine these studies and to make a recommendation about whether additional studies or labeling changes are needed for drug-eluting stents.

If BSC is impaired in its ability to market and distribute TAXUS, whether due to a failure to comply with applicable regulatory requirements, discovery of a defect in the device, increased incidence of adverse events or identification of other safety issues, or previously unknown problems with the manufacturing operations for TAXUS, our revenues could be significantly reduced. BSC's failure to resolve these issues in a timely manner and to the satisfaction of Food and Drug Administration ("FDA") and other regulatory authorities, or the occurrence of similar problems in the future, could have a significant impact on our royalty revenue from sales of TAXUS. Additionally, BSC may terminate the license agreement under certain circumstances, including, if BSC is unable to acquire a supply of paclitaxel at a commercially reasonable price, if BSC reasonably determines that the paclitaxel-eluting coronary stent is no longer commercially viable, or if our license agreement with the National Institute of Health (NIH), certain of which rights are sublicensed to BSC, terminates. During the three and nine month periods ended September 30, 2006, revenue from BSC represented approximately 47% of our total revenue and 55% of our total revenue on a pro forma basis.

There is no guarantee that royalty payments under the license agreement with BSC will continue, and demand for BSC's paclitaxel-eluting coronary stent products could decline as a result of competition, technological change or other factors. If we are unable to launch successful new products, or if there is a reduction in demand for our products or the products of our licensees for any reason, our business would be seriously harmed.

(vi) We may not be successful in integrating the operations of AMI into our operations, or we may be delayed in doing so, which may lead to higher operating costs.

Successful integration of AMI into our business depends upon our management's continued ability to manage the combined operations effectively and to benefit from increased manufacturing and sales and marketing capabilities, product synergies and revenue diversification. Our acquisition of AMI substantially increased the scale and scope of our operations. In connection with the integration of AMI, we must manage the creation of new divisions, or the consolidation or elimination of divisions, in our business and expand the functions currently performed by us. In particular, AMI has significant manufacturing operations and capacity, marketing and dedicated sales teams and highly fragmented operations, including manufacturing facilities located in four different countries and approximately 1,400 employees. The integration process involves complex operational and personnel-related challenges. This process is time-consuming and expensive. It may require a longer than expected time frame to achieve integration and integration may not result in the benefits, in the times or amounts, we currently expect.

Other risks that may result from our acquisition of AMI include:

- difficulties associated with integrating into our business and operations the operations and personnel of AMI;
- potential disruption of both companies' business;
- inability to introduce new products into the marketplace or maintain or increase current sales levels of existing products;
- inability to maintain a competitive product offering;
- diversion of management's attention and other resources;
- successful integration may be more complex and require a longer time frame to achieve;
- inability of the companies to maintain uniform standards, controls, procedures and policies;
- difficulties associated with attracting and retaining key personnel;
- loss of customers;
- unanticipated costs of terminating or relocating facilities and operations; and
- unanticipated issues in integrating information, communications and other systems.

In addition, until 2003, the operating subsidiaries of AMI were independently managed and operated, and certain administrative functions have yet to be fully integrated. Also, AMI acquired a company in December 2005. The challenges of fully integrating the operations of that company within AMI will further add to the difficulty of integrating AMI and our Company.

(vii) If our products are alleged to be harmful, we may not be able to sell them and we may be subject to product liability claims not covered by insurance.

The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of pharmaceutical products and medical devices. Using our drug candidates or devices in clinical trials may expose us to product liability claims. These risks will expand with respect to drugs or devices, if any, that receive regulatory approval for commercial sale. In addition, some of the products we manufacture and sell are designed to be implanted in the human body for varying periods of time. Even if a drug or device were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may have resulted from our products. Component failures, manufacturing flaws, quality system failures, design defects, inadequate disclosure of product-related risks or product-related information or other safety issues with respect to these or other products we manufacture or sell could result in an unsafe condition or injury to, or death of, a patient.

In the event that anyone alleges that any of our products are harmful, we may experience reduced consumer demand for our products or our products may be recalled from the market. In addition, we may be forced to defend individual or class action lawsuits and, if unsuccessful, to pay a substantial amount in damages. A recall of some of our products could result in exposure to additional product liability claims, lost sales and significant expense to perform the recall. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, including not only actual damages, but also punitive damages. The magnitude of the potential loss relating to these types of lawsuits may remain unknown for substantial periods of time. In addition, the cost to defend against any future litigation may be significant.

We do not have insurance covering our costs and losses as a result of any recall of products or devices incorporating our technologies because of alleged defects, whether such recall is instituted by a device manufacturer or us as required by a regulatory agency. Product liability insurance and insurance to cover costs and losses associated with product recalls is expensive and, if we seek such insurance in the future, it may not be available on acceptable terms. Even if obtained, insurance may not fully protect us against potential product liability claims with respect to uninsured liabilities or for amounts in excess of insured liabilities or for our costs and losses associated with product recalls. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer. Some manufacturers that suffered such claims in the past have been forced to cease operations or even to declare bankruptcy.

Outstanding Share Data

As of September 30, 2006, there were 84,983,735 common shares issued and outstanding for a total of $470.1 million in share capital. At September 30, 2006, we had 7,363,131 CDN dollar stock options outstanding under the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,238,100 were exercisable) at a weighted average exercise price of

CDN$16.43. We also had 201,968 U.S. dollar stock options outstanding under this plan at September 30, 2006, (of which 82,344 were exercisable) at a weighted average exercise price of U.S. $17.63.

As of October 27, 2006, there were 84,983,735 common shares issued and outstanding for a total of $470.1 million in share capital and there were 7,326,089 CDN dollar stock options outstanding under the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,299,290 were exercisable) at a weighted average exercise price of CDN$17.03. There were also 201,968 U.S. dollar stock options outstanding under this plan at October 27, 2006, (of which 86,542 were exercisable) at a weighted average exercise price of U.S. $17.63.

As of September 30 there were 304 stock options outstanding in the AMI stock option plan (of which none were exercisable) and as of October 27, 2006, there were 247 stock options outstanding in the AMI stock option plan (of which none were exercisable). Each AMI stock option converts into approximately 3,852 Angiotech Pharmaceuticals, Inc. common shares upon exercise at a weighted average exercise price of USD $15.44.

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

Third quarter ended September 30, 2006

(Unaudited)

Angiotech Pharmaceuticals, Inc.
CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. dollars)

(Unaudited)

	September 30, 2006 $	December 31, 2005 $
ASSETS		
Current assets		
Cash and cash equivalents	81,700	62,163
Short-term investments *[note 6]*	8,000	133,279
Accounts receivable, net	24,674	3,377
Inventories *[note 7]*	31,608	786
Assets held for sale *[note 8]*	-	5,508
Deferred income taxes	5,234	1,703
Prepaid expenses and other current assets	5,174	2,056
Assets from discontinued operations *[note 4]*	16,757	-
Total current assets	173,147	208,872
Long-term investments *[note 6]*	43,311	170,578
Property, plant and equipment, net *[note 9]*	60,591	11,042
Intangible assets, net *[note 10]*	250,805	45,447
Goodwill	643,197	46,071
Deferred income taxes	4,154	11,350
Deferred financing costs, net *[note 12]*	17,065	-
Other assets	2,133	1,334
	1,194,403	494,694
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities *[note 11]*	39,773	19,187
Income taxes payable	16,829	6,738
Interest payable on long-term debt	1,319	-
Deferred revenue – current portion	1,630	1,630
Long-term debt – current portion *[note 12]*	3,215	-
Liabilities from discontinued operations *[note 4]*	3,156	-
Total current liabilities	65,922	27,555
Deferred revenue	1,474	1,632
Deferred leasehold inducement	2,683	2,827
Deferred income taxes	72,356	-
Long-term debt *[note 12]*	566,694	-
	643,207	4,459
Commitments and contingencies *[note 16]*		
Stockholders' equity		
Share capital *[note 13]*		
Authorized:		
200,000,000 Common shares		
50,000,000 Class I Preference shares		
Common shares issued and outstanding:		
September 30, 2006 – 84,983,735		
December 31, 2005 – 84,291,517	470,124	463,639
Additional paid-in capital	26,330	21,929
Accumulated deficit	(29,319)	(45,607)
Accumulated other comprehensive income	18,139	22,719
Total stockholders' equity	485,274	462,680
	1,194,403	494,694

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF INCOME

(All amounts expressed in thousands of U.S. dollars, except share and per share data)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2006 $	2005 $	2006 $	2005 $
REVENUE				
Royalty revenue	43,709	46,638	127,779	148,616
Product sales, net	42,509	1,108	93,864	3,125
License fees	53	146	179	4,062
	86,271	47,892	221,822	155,803
EXPENSES				
License and royalty fees	6,933	7,224	19,496	21,941
Cost of products sold	20,996	1,120	45,663	3,102
Research and development	11,740	7,692	33,228	22,859
Selling, general and administration	20,953	8,924	54,505	27,903
Depreciation and amortization	9,171	2,117	21,726	6,620
In-process research and development	-	-	1,042	1,000
	69,793	27,077	175,660	83,425
Operating income	16,478	20,815	46,162	72,378
Other income (expenses):				
Foreign exchange gain (loss)	(528)	2,125	1,778	1,088
Investment and other income	977	3,044	5,494	7,396
Interest expense on long-term debt	(11,325)	-	(23,611)	-
Loss on redemption of investments	-	-	(413)	-
Total other income (expenses)	(10,876)	5,169	(16,752)	8,484
Income from continuing operations before income taxes and cumulative effect of change in accounting	5,602	25,984	29,410	80,862
Income tax expense (recovery) *[note 15]*	(1,802)	9,659	12,256	29,738
Income from continuing operations before cumulative effect of change in accounting	7,404	16,325	17,154	51,124
Loss from discontinued operations, net of income taxes *[note 4]*	(478)	(400)	(1,265)	(1,051)
Cumulative effect of change in accounting *[note 3]*	-	-	399	-
Net income	6,926	15,925	16,288	50,073
Basic net income (loss) per common share:				
Continuing operations	0.09	0.19	0.20	0.61
Discontinued operations	(0.01)	-	(0.01)	(0.01)
Total	0.08	0.19	0.19	0.60
Diluted net income (loss) per common share:				
Continuing operations	0.09	0.19	0.20	0.61
Discontinued operations	(0.01)	-	(0.01)	(0.01)
Total	0.08	0.19	0.19	0.60
Basic weighted average number of common shares outstanding (in thousands)	84,832	84,125	84,674	84,097
Diluted weighted average number of common shares outstanding (in thousands)	85,463	84,125	85,484	84,097

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(All amounts expressed in thousands of U.S. dollars, except share data)

(Unaudited)

	Common Shares Shares #	Amount $	Additional paid in capital $	Accumulated deficit $	Accumulated other comprehensive income $	Total stockholders' equity $
Balance at December 31, 2005	**84,291,517**	**463,639**	**21,929**	**(45,607)**	**22,719**	**462,680**
Exercise of stock options for cash	359,685	3,107				3,107
Stock-based compensation			1,101			1,101
Net unrealized gain on available-for-sale securities					9,448	9,448
Reclassification of net unrealized loss on available-for-sale securities					677	677
Net income				7,535		7,535
Balance at March 31, 2006	**84,651,202**	**466,746**	**23,030**	**(38,072)**	**32,844**	**484,548**
Stock-based compensation			1,780			1,780
Net unrealized loss on available-for-sale securities					(5,584)	(5,584)
Reclassification of net unrealized gain on available-for-sale securities					(761)	(761)
Cumulative translation adjustment					532	532
Net income				1,827		1,827
Balance at June 30, 2006	**84,651,202**	**466,746**	**24,810**	**(36,245)**	**27,031**	**482,342**
Exercise of stock options for cash	332,533	3,378				3,378
Stock-based compensation			1,520			1,520
Net unrealized loss on available-for-sale securities					(9,135)	(9,135)
Reclassification of net unrealized loss on available-for-sale securities					18	18
Cumulative translation adjustment					225	225
Net income				6,926		6,926
Balance at September 30, 2006	**84,983,735**	**470,124**	**26,330**	**(29,319)**	**18,139**	**485,274**

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30	
	2006	**2005**	**2006**	**2005**
	$	**$**	**$**	**$**
OPERATING ACTIVITIES				
Net income	6,926	15,925	16,288	50,073
Adjustments to reconcile net income to cash provided by operating activities:				
Depreciation and amortization	10,554	2,755	24,392	8,445
Loss on disposal of property, plant and equipment	-	41	51	41
Gain on sale of intangible asset	(148)		(148)	
Loss on redemption of available-for-sale securities	-	-	413	-
Gain on disposition of assets held for sale	-	-	(685)	-
Gain on sale of subsidiary	-	-	(47)	-
Unrealized foreign exchange loss (gain)	475	(313)	-	418
Deferred income taxes	(11,365)	3,395	(16,629)	15,698
License fees	-	-	-	(3,848)
Stock-based compensation expense	1,520	1,468	4,800	4,731
Deferred revenue	(53)	(146)	(159)	1,801
Non-cash interest expense	645	-	1,320	-
In-process research and development	-	-	1,042	1,000
Other	(242)	(8)	188	(25)
Cumulative effect of change in accounting principle	-	-	(399)	-
Net change in non-cash working capital items relating to operations *[note 18]*	(3,242)	454	6,992	2,304
Cash provided by operating activities	5,070	23,571	37,419	80,638
INVESTING ACTIVITIES				
Purchase of short-term investments	-	(65,096)	(132,763)	(205,808)
Proceeds from short-term investments	15,895	91,796	264,927	238,446
Purchase of long-term investments	(134)	(5,861)	(10,147)	(114,537)
Proceeds from long-term investments	-	11,484	129,544	19,564
Purchase of property, plant and equipment	(2,157)	(651)	(11,714)	(2,514)
Purchase of intangible assets	50	-	(35)	-
Proceeds from sale of intangible asset	3,400	-	3,400	-
Acquisition of businesses, net of cash acquired *[note 5]*	(5,987)	-	(831,759)	-
Proceeds from sale of subsidiary	-	-	47	-
Proceeds from sale of assets held for sale	-	-	6,395	-
In-process research and development	-	-	(1,042)	(1,000)
Other assets	8,600	-	6,873	-
Cash provided by (used in) investing activities	19,667	31,672	(576,274)	(65,849)
FINANCING ACTIVITIES				
Principal repayment of long-term obligations	(2,664)	-	(30,091)	-
Proceeds from long-term obligations, net of financing costs	(673)	-	582,040	-
Proceeds from stock options exercised	3,378	127	6,485	1,826
Cash provided by financing activities	41	127	558,434	1,826
Net increase in cash and cash equivalents	24,778	55,370	19,579	16,615
Cash and cash equivalents, beginning of period	56,964	79,489	62,163	118,244
Cash and cash equivalents, end of period	81,742	134,859	81,742	134,859

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts expressed in thousands of U.S. dollars, except share and per share data)
(Unaudited)

Angiotech Pharmaceuticals, Inc. (the "Company"), is incorporated under the Business Corporations Act (British Columbia). The Company is a specialty pharmaceutical and medical device company that discovers, develops and markets innovative technologies and medical products primarily for local diseases or for complications associated with medical device implants, surgical interventions and acute injury.

1. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2005 included in the Company's Annual Report filed with the appropriate securities commissions.

In the opinion of management, all adjustments (which include reclassification and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at September 30, 2006 and for all periods presented, have been made. The results of operations for the three and nine month periods ended September 30, 2006 are not necessarily indicative of the results for the full year ending December 31, 2006.

All amounts herein are expressed in U.S. dollars unless otherwise noted.

2. SIGNIFICANT ACCOUNTING POLICIES

Other than the new accounting policies required below due to the acquisition of AMI, and the change in accounting policy described further in note 3 to these interim consolidated financial statements, all accounting policies are the same as described in note 3 to the Company's audited consolidated financial statements for the year ended December 31, 2005 included in the Company's 2005 Annual Report filed with the appropriate securities commissions.

Foreign currency translation

The assets and liabilities of foreign subsidiaries using the local currency as their functional currency are translated to U.S. dollars based on current exchange rates and any resulting translation adjustment are included in accumulated other comprehensive income/(loss).

The functional currency of the Company's foreign operations is the U.S. dollar. For these foreign operations, assets and liabilities are re-measured at the period-end or historical rates as appropriate. Revenues and expenses are re-measured at average monthly rates. Currency transaction gains and losses are recognized in the current operations.

Allowance for Doubtful Accounts

Accounts receivables are presented net of an allowance for doubtful accounts. In determining the allowance for doubtful accounts, which includes specific reserves, the Company reviews accounts receivable agings, customer financial strength, credit standing and payment history to assess the probability of collection. The Company continually monitors the collectibility of the receivables. Receivables are written off when management determines they are uncollectible.

Inventories

Raw materials are recorded at the lower of cost, determined on a specific item basis, and replacement cost. Work-in-process, which includes inventory stored at a stage preceding final assembly and packaging, and finished goods are recorded at the lower of cost, determined on a standard cost basis which approximates average cost, and net realizable value.

Deferred financing costs

Financing costs for long-term debt are capitalized and amortized on a straight-line basis which, approximates the effective-interest rate method to interest expense over the life of the debt instruments.

Revenue recognition

Product sales

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped from the Company's facilities provided that the Company has not retained any significant risks of ownership or future obligations with respect to products shipped. Revenue from product sales is recognized net of provisions for future returns, discounts and allowances. These provisions are established in the same period as the related product sales are recorded and are based on estimates derived from historical experience.

Revenue is considered to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. These criteria are generally met at the time of shipment when the risk of loss and title passes to the customer or distributor.

Amounts billed to customers for shipping and handling are included in revenue. The corresponding costs for shipping and handling are included in cost of products sold.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the following terms:

Building	40 years
Leasehold improvements	Term of the lease
Manufacturing equipment	3 – 10 years
Research equipment	5 years
Office furniture and equipment	3 – 10 years
Computer equipment	3 – 5 years

Intangible assets

Identifiable intangible assets are not amortized but are tested for impairment at least annually. Intangible assets with finite lives are amortized based on their estimated useful lives. Amortization of intangible assets with finite lives is provided using the straight-line method over the following terms:

In-licensed technologies	5 – 10 years
Acquired technologies	2 – 10 years
Distribution relationships	10 years
Other	2 – 12 years

3. CHANGE IN ACCOUNTING POLICIES

Stock-based compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards Board ("SFAS") No. 123(R) "Share-Based Payment", a revision to SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of SFAS 123(R) is applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R) are recognized based upon the provisions of SFAS 123(R), after adjustment for estimated forfeitures as discussed below. Accordingly, SFAS 123(R) no longer permits pro-forma disclosure for income statement periods after January 1, 2006 and compensation expense will be recognized for all share-based payments on grant-date fair value, including those granted, modified or settled prior to October 1, 2002, the date that the Company adopted SFAS 123. The Company expenses the compensation cost of share-based payments over the service period using the straight-line method.

Since the Company did not previously estimate forfeitures in the calculation of employee compensation expense under SFAS 123, upon adoption of SFAS 123(R), the Company recognized the cumulative effect of a change in accounting principle to reflect forfeitures for prior periods which resulted in an increase in net income of $399,000. This cumulative effect has no impact on basic and diluted earnings per share.

Pro forma disclosure

For the comparative period, the following pro forma financial information presents the net income for the period from continuing operations and basic and diluted net income per common share from continuing operations had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to October 1, 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for pro forma assumptions.

	Three months ended September 30, 2005 $	Nine months ended September 30, 2005 $
Net income from continuing operations	16,325	51,124
Add: Stock-based employee compensation expense included in net income above	1,468	4,731
Deduct: Total stock-based employee compensation expense using fair value based method for all awards	(2,328)	(7,565)
Pro forma net income from continuing operations	15,465	48,290
Basic net income per common share from continuing operations		
As reported	0.19	0.61
Pro forma	0.18	0.57
Diluted net income per common share from continuing operations		
As reported	0.19	0.61
Pro forma	0.18	0.57

4. DISCONTINUED OPERATIONS

In the third quarter of 2006, the Company determined that certain operating subsidiaries acquired through the AMI acquisition were not aligned with the Company's current business strategy and are actively looking to dispose of these operations. These operations have been categorized as discontinued and include the following AMI subsidiaries: American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and Point Technologies S.A. located in Costa Rica. The assets and liabilities of these operations have been shown separately on the balance sheet as current assets and current liabilities from discontinued operations and the net loss for these operations have been shown separately on the statements of income. Included in current assets from discontinued operations is an estimated allocation of intangible assets of $3.2 million and goodwill of $3.0 million. The Company expects to fully recover the estimated net book value of the discontinued operations.

On December 30, 2005, the Company completed the sale of 100% of the outstanding shares of its Dutch subsidiary, MCTec Holding BV, including its operating subsidiary MCTec BV. The results of operations from the Dutch subsidiaries for the prior periods have been reported as discontinued operations in the Company's Consolidated Statements of Income.

In the fourth quarter of 2005, the Company decided to close down the offices of its subsidiary, NeuColl, Inc., and to terminate its distribution agreements. As a result of this decision, the results of operations from the NeuColl subsidiary for the current and prior periods have been reported as discontinued operations in the Company's Consolidated Statements of Income.

The assets and liabilities of the AMI subsidiaries included in discontinued operations are presented in the Company's Consolidated Balance Sheets under the captions "Assets from discontinued operations" and "Liabilities from discontinued operations." The carrying amounts of the major classes of these assets and liabilities are as follows:

	As of September 30, 2006	As of December 31, 2005
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	42	-
Accounts receivable, net	1,955	-
Inventories	1,861	-
Prepaid expenses and other current assets	92	-
Property, plant and equipment, primarily building and equipment held for sale at September 30, 2006	6,560	-
Intangible assets, net	3,203	-
Goodwill	3,000	-
Other assets	44	-
Assets from discontinued operations	16,757	-
LIABILITIES		
Accounts payable and accrued liabilities	1,875	-
Deferred income taxes	1,281	-
Liabilities from discontinued operations	3,156	-

The following assets and liabilities relating to its subsidiary, NeuColl, Inc. are included in the Company's Consolidated Balance Sheets:

	September 30, 2006	December 31, 2005
	$	$
Current assets	-	868
Non-current assets	-	251
Current liabilities	25	984

The operating results of discontinued operations are included in the Consolidated Statements of Income as "Loss from discontinued operations, net of income taxes." The amounts for the three and nine month periods ended September 30, 2006 are summarized as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
	$	$	$	$
Revenues	2,909	1,500	6,983	3,964
Operating loss	(777)	(390)	(1,659)	(1,260)
Other expenses	-	(1)	(43)	(117)
Gain on disposal of subsidiary	-	-	47	-
Loss before income taxes	(777)	(391)	(1,655)	(1,377)
Income tax expense (recovery)	(299)	9	(390)	(326)
Loss from discontinued operations	(478)	(400)	(1,265)	(1,051)
Loss per common share:				
Basic	(0.01)	-	(0.01)	(0.01)
Diluted	(0.01)	-	(0.01)	(0.01)
Shares used in computing loss per share:				
Basic	84,832	84,125	84,674	84,097
Diluted	84,832	84,125	84,674	84,097

5. BUSINESS ACQUISITIONS

(a) American Medical Instruments Holdings, Inc.

On March 23, 2006, the Company completed the acquisition of 100% of the outstanding stock of privately held American Medical Instruments Holdings, Inc. ("AMI"), a leading independent manufacturer of specialty, single-use medical devices.

The primary purposes of this acquisition were to provide a commercial pipeline for the Company's current platform, to significantly diversify the Company's revenue base and to add global manufacturing, marketing and sales capabilities. The cost of the acquisition includes cash consideration of $787.9 million and direct and incremental third party acquisition costs of $8.6 million. Included in cash consideration is the cash cost of $35.9 million and $34.0 million to settle outstanding vested options and warrants, respectively, of AMI at the closing date of the acquisition. The AMI acquisition was financed utilizing funds from the Company's Credit Facility and Senior Subordinated Notes offering (note 12).

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of AMI are consolidated with those of the Company from March 23, 2006. Due to the timing of the acquisition in relation to the March 31, 2006 reporting period, the net earnings of AMI for the period from March 23 to March 31, 2006 did not significantly impact the Company's prior period earnings and have been included in the net earnings for the second quarter of 2006. Total fair value of the consideration given, determined at that date of acquisition and updated based on a subsequent valuation procedures, was allocated to the assets acquired and liabilities assumed based upon their estimated fair values, as follows:

	March 23, 2006
Cash	14,686
Accounts receivable, net	25,151
Income tax receivable	2,664
Inventory	28,543
Other receivables and current assets	18,227
Property, plant and equipment	48,500
Identifiable intangible assets	191,600
Goodwill	587,058
Deferred income tax asset	6,747
Current liabilities	(39,090)
Deferred income tax liability	(87,578)
	796,508
Consideration:	
Cash consideration	787,925
Direct acquisition costs	8,583
	796,508

Excluded from the consideration allocated to the net assets acquired is the fair value of AMI stock options issued in March 2006 which were contingent upon the completion of the acquisition. These AMI stock options are exercisable into Angiotech common shares and vest in future periods. The fair value of the AMI stock options was determined to be $6.9 million and will be recognized as compensation expense over the post acquisition requisite service period.

The excess purchase price over the fair value of the net identifiable assets acquired has been allocated to goodwill. A portion of the goodwill may be deductible for tax purposes however the amount has not yet been determined. A valuation of AMI's property and equipment and intangible assets was completed during the quarter resulting in adjustments to the purchase price allocation. The allocation of the purchase price of the net assets acquired may vary if additional information becomes available on estimates made in the purchase price allocation. The identifiable intangible assets acquired primarily include customer relationships, patents and licenses and trade names. These intangibles will be amortized over their estimated lives, which are between five and eleven years.

Pursuant to the Purchase Agreement, $20.0 million of the original purchase price was placed in escrow at the time of the acquisition. This amount will be held in escrow for up to one year after the acquisition. All, or a portion of this escrow amount could be distributed back to the Company contingent upon certain events. If any amount is distributed to the Company from this escrow account it will impact the purchase price allocation as a reduction to goodwill.

Total change of control related severance costs of $2.3 million is included in current liabilities. $2.0 million remains unpaid in accrued liabilities at September 30, 2006.

(b) Quill Medical, Inc.

On June 26, 2006, the Company completed the acquisition of 100% of the outstanding stock of privately held Quill Medical, Inc. ("Quill"), a provider of specialized, minimally invasive aesthetic surgery and wound closure technology. The purpose of this acquisition was to acquire all of Quill's technology and intellectual property, including the Contour Threads™ product line, which under its current license agreement is marketed and sold by Angiotech's Surgical Specialties division for use in aesthetic and cosmetic surgery. The cost of the acquisition included initial cash consideration of $40.0 million plus direct and incremental third party acquisition costs of $0.3 million. The company may be required to make additional contingent payments of up to $160 million upon the achievement of certain revenue growth and development milestones. These payments are primarily contingent upon the achievement of significant incremental revenue growth over a five year period, subject to certain conditions.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of Quill are consolidated with those of the Company from June 26, 2006. Total fair value of the consideration given, determined at that date of acquisition, was allocated to the assets acquired and liabilities assumed based upon their estimated fair values, as follows:

	June 26, 2006
Accounts receivable	92
Other current assets	43
Equipment	323
Identifiable intangible assets	39,927
Goodwill	13,068
Deferred income tax asset	2,557
Current liabilities	(104)
Deferred income tax liability	(15,656)
	40,250
Consideration:	
Cash consideration	40,000
Direct acquisition costs	250
	40,250

The allocation of the purchase price of the net assets acquired is preliminary and may vary based upon the completion of additional valuation procedures. The Company has arranged to obtain a valuation of Quill's intangible assets. The identifiable intangible assets are comprised of the technology and intellectual property acquired. These intangibles will be amortized over their estimated lives, which is expected to be ten years.

The Company had a pre-existing relationship with Quill at the time of the acquisition through an Exclusive Development, License and Distribution Agreement between Quill and a subsidiary of AMI. The value of this relationship is being assessed as part of the purchase price allocation relating to AMI and Quill.

(c) Pro forma information

The following unaudited pro forma information is provided for the acquisitions assuming they occurred at the beginning of the earliest period presented, January 1, 2005. The historical results for 2005 and 2006 combine the results of the Company with the historical results of AMI through to March 23, 2006 and of Quill through to June 26, 2006.

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
	$	$	$	$
Revenue	86,271	92,262	259,833	281,138
Net income (loss) from continuing operations, net of income taxes	7,404	7,728	4,607	25,263
Net income (loss) per share				
Basic	0.09	0.09	0.05	0.30
Diluted	0.09	0.09	0.05	0.30

The information presented above is for illustrative purposes only and is not indicative of the results that would have been achieved had the acquisition taken place as of the beginning of each of the periods presented.

The unaudited pro forma information reflects interest on the purchase price calculated at the Company's borrowing rate under its Credit Facility and Senior Subordinated Notes for the respective period. The pro forma net earning for the three and nine month periods ended September 30, 2006 and 2005 both include $8.2 million and $24.6 million, respectively of depreciation and amortization for purchased property and equipment and identifiable intangible assets.

6. SHORT AND LONG-TERM INVESTMENTS

September 30, 2006	Cost $	Gross unrealized gains $	Gross unrealized losses $	Approximate market and carrying value $
Available-for-sale equity securities	44,598	546	(5,178)	39,966
Investments recorded at cost	11,345	-	-	11,345
	55,943	546	(5,178)	51,311

December 31, 2005	Cost $	Gross unrealized gains $	Gross unrealized losses $	Approximate market and carrying value $
Available-for-sale equity securities	38,997	4,344	(2,962)	40,379
Available-for-sale debt securities	262,944	-	(677)	262,267
Investments recorded at cost	1,211	-	-	1,211
	303,152	4,344	(3,639)	303,857

7. INVENTORIES

	September 30, 2006 $	December 31, 2005 $
Raw materials	9,077	165
Work in process	12,819	617
Finished goods	9,712	4
	31,608	786

8. ASSETS HELD FOR SALE

	September 30, 2006 $	December 31, 2005 $
Computer, research, office equipment and other capitalized costs	-	151
Building	-	2,857
Land	-	2,500
	-	5,508

Assets held for sale represent land, building and equipment located at the Company's research and development facility in Palo Alto, California. In December 2005, the Company completed the process of consolidating its research and development activities resulting in the closure of the Palo Alto facility. The land, building and equipment were sold during the second quarter for a net gain of $685,000.

9. PROPERTY, PLANT AND EQUIPMENT

September 30, 2006	Cost $	Accumulated depreciation $	Net book value $
Land	10,610	-	10,610
Buildings	18,102	296	17,806
Leasehold improvements	10,309	2,324	7,985
Manufacturing equipment	16,104	1,350	14,754
Research equipment	5,005	2,623	2,382
Office furniture and equipment	3,266	1,164	2,102
Computer equipment	7,039	4,088	2,951
Construction in progress	2,001	-	2,001
	72,436	11,845	60,591

December 31, 2005	Cost $	Accumulated depreciation $	Net book value $
Leasehold improvements	6,755	1,738	5,017
Manufacturing equipment	606	114	492
Research equipment	4,360	2,091	2,269
Office furniture and equipment	2,002	915	1,087
Computer equipment	5,292	3,115	2,177
	19,015	7,973	11,042

10. INTANGIBLE ASSETS

September 30, 2006	Cost $	Accumulated amortization $	Net book value $
Acquired technologies	110,555	20,245	90,310
Customer relationships	110,631	9,414	101,217
In-licensed technologies	55,218	9,138	46,080
Trade names and other	14,281	1,083	13,198
	290,685	39,880	250,805

December 31, 2005	Cost $	Accumulated amortization $	Net book value $
In-licensed technologies	34,826	4,917	29,909
Acquired technologies	29,295	14,973	14,322
Customer relationships	1,217	487	730
Trade names and other	678	192	486
	66,016	20,569	45,447

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2006 $	December 31, 2005 $
Trade accounts payable	9,523	2,572
Accrued license and royalty fees	3,911	6,398
Employee-related accruals	12,420	2,718
Accrued professional fees	7,451	5,950
Other accrued liabilities	6,468	1,549
	39,773	19,187

12. LONG-TERM DEBT

	September 30, 2006 $	December 31, 2005 $
Credit Facility – Term Loan (a)	319,909	-
7.75% Senior Subordinate Notes (b)	250,000	-
	569,909	-
Less current maturities of long-term debt	3,215	-
	566,694	-

(a) On March 23, 2006, the Company entered into a $425 million senior secured facility (the "Credit Facility"), which includes a $350 million senior secured Term Loan maturing March 23, 2013 (the "Term Loan") and a $75 million revolving senior secured credit commitment maturing March 23, 2011 (the "Revolving Credit Commitment"). The Credit Facility is secured by a security interest covering all property and assets, including intellectual property of the Company, Angiotech Pharmaceuticals (US), Inc. (a wholly owned subsidiary) and certain subsidiary guarantors. The guarantees of its guarantor subsidiaries are unconditional, joint and several.

Term Loan principal paid or repaid may not be re-borrowed. Beginning June 30, 2006 through to December 31, 2012, the Term Loan is repayable in quarterly instalments, subject to certain adjustments, of $804,000. The remaining principal balance is due on maturity. In addition, the Company is able to prepay Term Loan principal at any time. Annually, the Company is required to repay Term Loan principal equal to a percentage of Excess Cash Flow (as defined in the Credit Facility), which is dependent upon the Company's consolidated leverage ratio. Subject to certain conditions, and solely for the purpose of financing acquisitions, additional term loans in principal amounts of at least $40 million to an aggregate maximum of $200 million may be provided. Under the Revolving Credit Commitment principal amounts may be borrowed, paid or prepaid and re-borrowed as required. Furthermore, up to $10 million is available in the form of letters of credit.

Borrowings under the Credit Facility are comprised of Eurodollar loans and Base Rate loans. Eurodollar loans bear interest at an applicable rate based on the leverage ratio plus an adjusted LIBOR rate (London Interbank Offered Rate) payable on the last day of the one, two or three month interest periods applicable to the borrowing. Base Rate loans bear interest at an applicable rate based on the leverage ratio plus the greater of (a) the Prime Rate and (b) the Federal Funds Effective Rate plus 0.5% payable on the last business day of each calendar quarter. The applicable rate for term loans ranges from 0.25% to 1.5%, the applicable rate for revolving loans ranges from 0% to 2%. At September 30, 2006, the outstanding Term Loan was $319.9 million with an all-in interest rate of 6.9%. At September 30, 2006 no amounts were borrowed under the Revolving Credit Commitment and a letter of credit for $1.5 million was outstanding. A commitment fee is charged on any unused portion of the Revolving Credit Commitment.

(b) On March 23, 2006, the Company issued 7.75% Senior Subordinated Notes due April 1, 2014 in the aggregate principal amount of $250 million. Interest is payable semi-annually in arrears on April 1, and October 1, of each year through to maturity beginning October 1, 2006. The Senior Subordinated Notes and related Note guarantees provided by the Company and certain of its subsidiaries are subordinated to senior secured indebtedness, including amounts outstanding under the Credit Facility.

At any time prior to April 1, 2009, the Company may redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes at 107.75% of the principal amount plus accrued and unpaid interest with the net cash proceeds of one or more Public Equity Offerings. The Company may also choose to redeem the Notes at any time prior to April 1, 2009, in whole or in part by paying a redemption price equal to the sum of (1) 100% of the principal amount of the Notes to be redeemed, plus (2) the Applicable Premium, being the greater of a) 1.0% of the principal amount of a Note at such time or b) the excess of: i) the present value at such time of the redemption price of such Note at April 1, 2009 plus any required interest payments due on such Note through April 1, 2009 ii) over the principal amount of the Note.

On or after April 1, 2009, the Company may redeem all or a part of the Senior Subordinated Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

Year	Percentage %
2009	105.813
2010	103.875
2011	101.938
2012 and thereafter	100.000

In certain change of control situations, the Company is required to make an offer to purchase the then-outstanding Senior Subordinated Notes at a price equal to 101% of their stated principal amount, plus accrued and unpaid interest to the applicable repurchase date, if any.

The Term Loan and Senior Subordinated Notes were used to fund the Company's acquisition of AMI (note 5); the Revolving Credit Commitment is for general corporate purposes.

Material covenants in the Credit Facility include a requirement to maintain a minimum interest coverage ratio a requirement not to exceed a maximum leverage ratio and an annual maximum on capital expenditures. The Credit Facility and the Indenture governing the Senior Subordinated Notes specify maximum or permitted amounts for certain types of capital transactions. Covenants in the Credit Facility and the Indenture governing the Senior Subordinated Notes restrict, and under specified circumstances prohibit, the payment of dividends by the Company. If the Senior Subordinated Notes are rated investment grade and no event of default exists and is continuing, certain covenants will no longer apply. Outstanding principal amounts and interest accrued and unpaid may, at the election of the requisite lenders, become immediately due and payable and further commitments, if any, by the lenders to make loans may, at the election of the requisite lenders, be terminated upon the occurrence of events of default specified in the Credit Facility and the indenture to the Senior Subordinated Notes. There are also certain limitations on asset sales and subsequent use of proceeds pursuant to the Credit Facility and the indenture governing the Senior Subordinated Notes. As of September 30, 2006, the Company was in compliance with all covenants and was not in breach of any provision of the Credit Facility and Senior Subordinated Notes that would cause an event of default to occur.

In connection with the issuance of the Senior Subordinated Notes, the Company entered into a Registration Rights Agreement, pursuant to which the Company is required, on or prior to September 19, 2006, to file an exchange offer registration statement on an appropriate form under the Securities Act of 1933 with the SEC. The registration statement was filed with the SEC on October 24, 2006. Due to the delay in filing the registration statement, the Company was required to pay additional interest expense of $19,000 in September 2006 and approximately $40,000 will be expensed in October 2006.

Maturities of long-term debt principal are as follows:

	End of Fiscal Year $
2006	804
2007	3,215
2008	3,215
2009	3,215
2010	3,215
Thereafter	556,245
	569,909

(c) Financing costs of $18.2 million were incurred in 2006 with respect to the long-term debt. Financing costs for long-term debt are capitalized and amortized on a straight-line basis which, approximates the effective interest rate method to interest expense over the life of the debt instruments.

13. SHARE CAPITAL

During the three and nine month periods ended September 30, 2006, the Company issued 332,533 and 692,218 common shares, respectively, upon exercises of stock options. The Company issues new shares to satisfy stock option exercises.

a) *Stock Options*

Angiotech Pharmaceuticals, Inc.

In June 2006, the stockholders approved the adoption of the 2006 Stock Incentive Plan ("2006 Plan") which superseded the previous stock option plans. The 2006 Plan incorporated all of the options granted under the previous stock option plan and, in total, provides for the issuance of non-transferable stock-based awards to purchase up to 13,937,756 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company. The Plan provides for, but does not require, the granting of tandem stock appreciation rights that at the option of the holder may be exercised instead of the underlying option. When the tandem stock appreciation right is exercised, the underlying option is cancelled. The optionee receives shares of common stock with a fair market value equal to the excess of the fair value of the shares subject to the option at the time of exercise (or the portion thereof so exercised) over the aggregate option price of the shares set forth in the option agreement. The exercise of tandem stock appreciation rights is treated as the exercise of the underlying option. The exercise price of the options is fixed by the Board of Directors, but will generally be at least equal to the market price of the common shares at the date of grant, and for options issued under the 2006 Plan and the 2004 Plan, the term may not exceed five years. For options grandfathered from the stock option plans prior to the 2004 Plan, the term did not exceed 10 years. Options granted are also subject to certain vesting provisions. Options generally vest monthly after being granted over varying terms from 2 to 4 years.

A summary of CDN$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in CDN$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in CDN$)
Outstanding at December 31, 2005	8,832,193	16.77		
Granted	134,650	17.50		
Exercised	(291,561)	9.43		
Forfeited	(145,392)	24.32		
Outstanding at March 31, 2006	8,529,890	16.90	4.72	2,559
Exercisable at March 31, 2006	6,885,624	16.02	4.80	8,125
Granted	55,000	15.92		
Forfeited	(43,657)	20.90		
Outstanding at June 30, 2006	8,541,233	16.88	4.48	-
Exercisable at June 30, 2006	7,085,245	16.14	4.55	-
Granted	35,000	12.82		
Exercised	(332,533)	11.38		
Forfeited	(880,569)	17.54		
Outstanding at September 30, 2006	7,363,131	17.03	4.22	-
Exercisable at September 30, 2006	6,238,100	16.43	4.98	-

These options expire at various dates from December 10, 2007 to December 17, 2012.

A summary of U.S.$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in U.S.$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in U.S.$)
Outstanding at December 31, 2005	273,255	15.81		
Exercised	(68,124)	10.36		
Forfeited	(3,163)	17.65		
Outstanding at March 31, 2006	201,968	17.61	3.83	-
Exercisable at March 31, 2006	57,156	17.64	3.84	-
Outstanding at June 30, 2006	201,968	17.61	3.58	-
Exercisable at June 30, 2006	69,750	17.64	3.59	-
Outstanding at September 30, 2006	201,968	17.61	3.33	-
Exercisable at September 30, 2006	82,344	17.63	3.33	-

These options expire at various dates from January 26, 2010 to July 19, 2010.

American Medical Instruments Holdings, Inc. ("AMI")

On March 9, 2006, AMI granted 304 stock options under AMI's 2003 Stock Option Plan which were subject to closing the acquisition of AMI by the Company. Each AMI stock option will convert into approximately 3,852 Angiotech shares upon exercise. All outstanding options and warrants granted prior to the March 9, 2006 grant were settled and cancelled upon acquisition. Under the AMI stock option plan, options to purchase common stock of AMI may be granted to certain employees and directors at an exercise price equal to the estimated fair market value of the underlying stock on the date of grant. All options have a term of ten years and vest over a six year graded vesting schedule with certain provisions for accelerated vesting. No further stock options will be granted out of AMI's 2003 Stock Option Plan. 1,171,092 Angiotech shares were reserved to accommodate future exercises of the AMI options.

	No. of Optioned Shares (in millions)	Weighted average exercise price (in U.S.$)	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in U.S.$)
Outstanding at December 31, 2005	-	-		
Granted	1,128,146	15.44		
Outstanding at March 31, 2006	1,128,146	15.44	9.95	-
Exercisable at March 31, 2006	-	-	-	-
Adjustment upon finalizing acquisition	42,946	15.44		
Outstanding at June 30, 2006	1,171,092	15.44	9.70	-
Exercisable at June 30, 2006	-	15.44	-	-
Outstanding at September 30, 2006	1,171,092	15.44	9.45	-
Exercisable at September 30, 2006	-	15.44	-	

Stock options outstanding

The options outstanding under all option plans are as follows (excluding the options that were granted in conjunction with the acquisition of AMI):

	Options outstanding September 30, 2006			Options exercisable September 30, 2006	
Range of exercise prices	Number of common shares issuable	Weighted average remaining contractual term (years)	Weighted average exercise price	Number of common shares issuable	Weighted average exercise price
The following options granted are exercisable in CDN$:					
$2.25-$3.03	395,912	2.04	$2.80	395,912	$2.80
$3.75-$4.24	492,448	3.18	$4.23	492,448	$4.23
$12.82-$14.84	2,115,466	5.19	$14.05	2,042,482	$14.09
$14.86-$19.75	2,257,320	4.20	$17.01	1,482,047	$16.93
$21.39-$32.90	2,101,985	3.93	$25.72	1,825,211	$24.89
	7,363,131	4.22	$17.03	6,238,100	$16.43
The following options granted are exercisable in U.S.$:					
$17.20-$18.00	201,500	3.33	$17.60	81,876	$17.61
$20.70	468	3.80	$20.70	468	$20.70
	201,968	3.33	$17.61	82,344	$17.64

b)   *Stock-based compensation expense*

The Company recorded stock-based compensation expense of $1,520,000 and $4,401,000 for the three and nine month periods ended September 30, 2006 ($1,468,000 and $4,731,000 for the three and nine month periods ended September 30, 2005, respectively) relating to awards granted under its stock option plan, which is net of a reduction for the cumulative effect of a change in accounting principle to reflect forfeitures of $399,000. The estimated fair value of the stock options granted is amortized to expense on a straight-line basis over the vesting period and was determined on the date of grant using the Black-Scholes option pricing model. The expected volatility is based on historical volatility of the Company's stock and other factors. The expected term of the stock options used within the model is determined using historical data to estimate expected option exercise and employment termination trends and the contractual term of the options.

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
Dividend Yield	Nil	Nil	Nil	Nil
Expected Volatility	41.0%	41.1% - 41.2%	40.4% - 43.3%	41.1% - 43.7%
Weighted Average Volatility	41.0%	41.2%	42.9%	43.2%
Risk-free Interest Rate	4.33%	3.23% - 3.25%	4.01% - 4.50%	2.97% - 3.25%
Expected Term (Years)	3	3	3 – 5	3

The weighted average grant-date fair value of stock options granted in the three and nine month periods ended September 30, 2006 was CDN$4.16 and CDN$5.46 per share for the 35,000 and 224,650 stock options granted in CDN$, respectively, and US$6.51 per converted share for the AMI stock options (CDN$5.03 and CDN$6.30 for the stock options granted in CDN$ and US$5.78 per share for the stock options granted in US$ for the three and nine month periods ended September 30, 2005). The total intrinsic value of options exercised during the three and nine month periods ended September 30, 2006 was CDN$179,000 and CDN$2,282,000 for stock options granted in CDN$, respectively and US$nil and US$361,000 for stock options granted in US$ (CDN$53,000 and CDN$562,000 and US$21,000 and US$653,000 for the three and nine month periods ended September 30, 2005).

A summary of the status of the Company's nonvested options as of September 30, 2006 (excluding the AMI stock options) and changes during the three and nine month periods ended September 30, 2006, is presented below:

Nonvested options	No. of Optioned Shares	Weighted average grant-date fair value
Nonvested at December 31, 2005	1,912,458	7.77
Granted	134,650	5.86
Vested	(219,779)	7.63
Forfeited	(38,251)	7.22
Nonvested at March 31, 2006	1,789,078	7.10
Granted	55,000	5.31
Vested	(225,275)	7.30
Forfeited	(30,597)	6.85
Nonvested at June 30, 2006	1,588,206	7.17
Granted	35,000	4.16
Vested	(206,266)	6.89
Forfeited	(172,285)	7.06
Nonvested at September 30, 2006	1,244,655	6.89

As of September 30, 2006, there was $8,856,000 of total unrecognized compensation cost related to nonvested stock options granted under the Angiotech Plan. These costs are expected to be recognized over a weighted average period of 2.61 years. The total fair value of options vested during the three and nine month periods ended September 30, 2006 was $1,224,000 and $4,204,000, respectively ($1,468,000 and $4,731,000 for the three and nine month periods ended September 30, 2005, respectively).

As of September 30, 2006, there was $6,263,000 of total unrecognized compensation cost related to the 304 nonvested AMI stock options. These costs are expected to be recognized over a period of 5.50 years on a straight-line basis as a charge to income. The total fair value of options vested during the three and nine month periods ended September 30, 2006 was $296,000 and $596,000, respectively.

During the nine month period ended September 30, 2005, as a result of employee termination agreements, the Company accelerated the vesting of 109,814 stock options to an immediate vesting from approximately 2.2 years. The Company recorded compensation expense of $688,000 based on the estimated fair values of the modified awards. The estimated fair values were determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 40%, risk-free interest rate 2.54% and expected life – 202 days.

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company's employee stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate.

14. COMPREHENSIVE INCOME (LOSS)

The following table presents the components of comprehensive income (loss) for the three and nine month periods ended September 30, 2006 and 2005:

	Three months ended September 30,		Nine months ended September 30,	
	2006 $	2005 $	2006 $	2005 $
Net income	6,926	15,925	16,288	50,073
Other comprehensive income (loss):				
Net unrealized loss on available-for-sale securities	(9,135)	(2,592)	(5,271)	(1,097)
Reclassification of net unrealized loss (gain) on available-for-sale securities	18	23	(66)	66
Cumulative translation adjustments	225	-	757	-
Total other comprehensive loss	(8,892)	(2,569)	(4,580)	(1,031)
Total comprehensive income (loss)	(1,966)	13,356	11,708	49,042

15. INCOME TAXES

For the three month period ending September 30, 2006, the Company is in a net income tax recovery position as a result of recoveries on identifiable intangible assets. Income tax expense for the nine month period ended September 30, 2006 includes a charge of $8.7 million related to incomes taxes payable in 2005 and 2004 resulting from a retroactive change in Quebec tax legislation in September 2006. The legislation is considered to be enacted under U.S. GAAP and the full amount was recorded in the second quarter of 2006.

The effective tax rate for the nine month period ended September 30, 2006 before the taxes related to the Quebec law changes was 12.1% compared to effective rate of 36.8% for the same period in the prior year. The current year decreases in the effective tax rates are a combined result of a legislated decrease in tax rates on royalty revenue earned from Canadian operations, international tax structures and recoveries on identifiable intangible assets acquired through business combinations.

16.   COMMITMENTS AND CONTINGENCIES

(a) Commitments

i) The Company committed to minimum commercialization expenditures of $7.85 million in the first year and $10.0 million in each of the second and third years on the products acquired from Quill.

ii) The Company has entered into research and development collaboration agreements that involve joint research efforts. Certain collaboration costs and any eventual profits will be shared as per terms provided for in the agreements.

(b) Contingencies

i) The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

ii) Boston Scientific Corporation, a licensee, is involved in several legal proceedings (for which the Company is not a party to) concerning challenges to its stent business. If parties opposing Boston Scientific Corporation were successful, royalty revenue would likely be significantly reduced. The ultimate outcome of these oppositions are uncertain at this time.

iii) Oppositions have been filed regarding four of our granted European patents that relate to certain products (EP0706376, EP0711158, EP0809515 and EP1155690). The oppositions against European Patent Nos. EP0711158, EP0809515, and EP1155690 are at an early stage, with briefs being exchanged. On January 24, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of our Patent No. EP0706376 with various claims, including claims to stents coated with a composition of paclitaxel and a polymeric carrier. None of the original parties to the proceedings filed an Appeal of this decision. Two non-parties to the Opposition (Conor Medsystems, Inc. and Sahajanand Medical Technologies Pvt. Ltd. ("SMT")) subsequently submitted various documents to the European Patent Office, including Notices of Intervention and of Appeal. On March 14, 2007, the EPO is scheduled to hold an Oral Hearing to determine whether these Notices of Intervention and of Appeal were validly filed. Also in Europe, an Opposition was filed against EP0830110, which covers one of our LifeSpan™ vascular graft products. In an Oral Hearing held on September 28, 2006 the EPO determined that the patent was valid with certain claim amendments. The opponent may appeal within four months from the date of the decision. On July 7, 2006 an Opposition was filed against our New Zealand Patent No. 511762. The ultimate outcomes of these oppositions, including possible appeals, are uncertain at this time.

iv) On February 18, 2005, a claim was filed by Conor Medsystems, Inc. in a court in the United Kingdom alleging that the U.K.-equivalent of EP0706376 is invalid and seeking to have that patent revoked. Trial on this issue was held in the U. K. in October and in December 2005. On February 24, 2006, the court held that this U.K. patent was invalid. The Company appealed this decision by the High Court of Justice and the appeal will be heard by the U.K. Court of Appeal during the week of December 11, 2006. The ultimate outcome is unknown at this time.

v) On March 31, 2005, a claim was filed by Conor Medsystems, Inc. in a court in Australia, alleging invalidity of three of our Australian patents. Trial for this Australian patent revocation action is scheduled for February 2007.

vi)　　On April 4, 2005, the Company together with Boston Scientific Corporation commenced legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. ("SMT") for patent infringement of the Netherlands-equivalent of EP0706376. A hearing was held on March 10, 2006 and the court issued a decision on May 3, 2006 finding the patent valid and the activity of SMT to be infringement of the patent. SMT appealed this decision but a date for the appeal hearing has not yet been set.

vii)　　In November 2005, Conor Medsystems, Inc. commenced a legal action in the Netherlands against the Company, asserting that the Netherlands patent which corresponds to our EP0706376 patent is invalid and should be revoked. A hearing on both the patent validity issue and the issue of whether Conor's CoStar™ stent infringes at least one claim of the Netherlands-equivalent to EP0706376 was held on October 27, 2006 in the Hague. Results of this hearing are expected by the end of December 2006.

viii)　　On September 9, 2005, DePuy Mitek, Inc., filed suit against Arthrex Inc. and Pearsalls Limited ("Pearsalls"), one of AMI's subsidiaries, for infringement of DePuy Mitek's patent which relates to certain sutures (U.S. Patent No. 5,314,446). On September 26, 2006, both Markman and Summary Judgment Motions Hearing were held, and the Court has taken the matter under advisement with no date for further action being set. Arthrex has indemnified Pearsalls against any potential damages regarding sale of FiberWire products, and will pay for the cost of this defense. Also, on July 2, 2004, Dr. Gregory W. Baran filed a complaint for willful patent infringement against one of AMI's subsidiaries, Medical Device Technologies, Inc. A Markman hearing to construe the claims of the asserted patents (U.S. Patent No 5,025,797 and U.S. Patent No 5,400,798) was held in December 2005, and a decision is awaited.

ix)　　The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry. Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations. However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid (up to policy limits), less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

17. SEGMENTED INFORMATION

The Company operates in two reportable segments: (i) Pharmaceutical Technologies and (ii) Medical Products. Prior to the acquisition of AMI the Company reported its operations under one segment, drug-eluting medical devices and biomaterials.

The Pharmaceuticals Technologies segment includes royalty revenue generated from out-licensing technology related to the drug-eluting stent, biomaterials and other technologies. This segment also includes our internal and external research and development activities and our corporate activities.

The Medical Products segment includes the operations acquired through AMI, which are focused on the direct manufacturing and marketing of a wide range of single use, specialty medical devices including suture needles, biopsy needles / devices, micro surgical ophthalmic knives, drainage catheters, self-anchoring sutures and other specialty devices.

The Company evaluates the performance of its segments based on operating income. Certain other income and expenses are not allocated to segments as they are not considered in evaluating the segment's operating performance. Unallocated income and expenses include foreign exchange, investment income and interest expense.

The following tables represent reportable segment information for the three and nine month periods ended September 30, 2006:

	Three months ended September 30,		Nine months ended September 30,	
	2006 $	2005 $	2006 $	2005 $
Revenue				
Pharmaceutical Technologies	44,708	47,892	131,022	155,803
Medical Products	41,563	-	90,800	-
Total revenue	86,271	47,892	221,822	155,803
Operating income				
Pharmaceutical Technologies	13,994	20,815	40,117	72,378
Medical Products	2,484	-	5,900	-
Total operating income	16,478	20,815	46,162	72,378
Other income (expenses)	(10,876)	5,169	(16,752)	8,484
Income from continuing operations before income taxes	5,602	25,984	29,410	80,862

The following tables represent total assets for each reportable segment at September 30, 2006 and December 31, 2005:

	September 30, 2006 $	December 31, 2005 $
Pharmaceutical Technologies		
Capital assets	17,674	11,042
Total assets	283,053	494,694
Medical Products		
Capital assets	42,917	-
Total assets	911,350	-

During the three month and nine month periods ended September 30, 2006, revenue from one licensee represented approximately 47% and 55% of total revenue (94% and 93%, respectively, for the three and nine month periods ended September 30, 2005).

18. CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS AND SUPPLEMENTAL CASH FLOW INFORMATION

The change in non-cash working capital items relating to operations was as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2006 $	2005 $	2006 $	2005 $
Accrued interest on short-term and long-term investments	210	(313)	3,234	(713)
Accounts receivable	1,244	(343)	1,990	79
Inventories	(3,090)	12	(4,140)	(1,715)
Prepaid expenses and other assets	(1,391)	392	(857)	704
Accounts payable and accrued liabilities	(4,995)	(4,755)	(7,308)	(7,447)
Income taxes payable	8,798	5,461	12,754	11,396
Interest payable	(4,018)	-	1,319	-
	(3,242)	454	6,992	2,304

Supplemental disclosure:

	Three months ended September 30,		Nine months ended September 30,	
	2006 $	2005 $	2006 $	2005 $
Short-term investments received as consideration	8,000	-	8,000	-

19. CONDENSED CONSOLIDATING GUARANTOR FINANCIAL INFORMATION

The following presents the condensed consolidating guarantor financial information as of September 30, 2006 and December 31, 2005, and for the nine month periods ended September 30, 2006 and 2005 for the direct and indirect subsidiaries of the Company that serve as guarantors of the $250 million 7.75% senior subordinated notes issued on March 23, 2006 due in 2014 and the $325 million senior floating rate notes issued on December 11, 2006 due in 2013, and the Company's subsidiaries that do not serve as guarantors. Non-guarantor subsidiaries include the Company's Swiss, Hungarian, Costa Rican, Danish, and Swedish subsidiaries, the United Kingdom operating subsidiaries, and a Canadian trust that cannot guarantee the debt of the Company. All of the Company's subsidiaries are 100% owned, and all guarantees are full and unconditional, joint and several.

Condensed Consolidating Balance Sheet

September 30, 2006

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
ASSETS					
Current assets					
Cash and cash equivalents	46,764	9,369	25,567	-	81,700
Short-term investments	-	-	8,000	-	8,000
Accounts and notes receivable, net	339,243	59,753	299,522	(673,844)	24,674
Income taxes receivable	3,613	4,418	2,866	(10,897)	-
Inventories	-	27,784	5,497	(1,673)	31,608
Deferred income taxes	394	4,825	15	-	5,234
Prepaid expenses and other current assets	1,895	2,681	598	-	5,174
Assets from discontinued operations		14,656	2,101	-	16,757
Total current assets	**391,909**	**123,486**	**344,166**	**(686,414)**	**173,147**
Long-term investments	22,962	19,829	520	-	43,311
Property, plant and equipment, net	14,632	38,372	7,587	-	60,591
Investment in subsidiaries	606,862	980,399	-	(1,587,261)	-
Intangible assets, net	21,454	202,568	26,783	-	250,805
Goodwill	-	545,569	97,628	-	643,197
Deferred income taxes	4,154	30,129	-	(30,129)	4,154
Deferred financing costs, net	15,498	1,567	-	-	17,065
Other assets	81	2,052	-	-	2,133
	1,077,552	**1,943,971**	**476,684**	**(2,303,804)**	**1,194,403**
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Accounts payable, notes payable and accrued liabilities	11,604	603,317	95,267	(670,415)	39,773
Income taxes payable	4,331	5,897	17,498	(10,897)	16,829
Interest payable on long-term debt	1,317	4,168	-	(4,166)	1,319
Deferred revenue – current portion	-	1,000	630	-	1,630
Long-term debt – current portion	3,215	-	-	-	3,215
Liabilities from discontinued operations	-	3,072	84	-	3,156
Total current liabilities	**20,467**	**617,454**	**113,479**	**(685,478)**	**65,922**
Deferred revenue	-	-	1,474	-	1,474
Deferred leasehold inducement	2,671	12	-	-	2,683
Deferred income taxes	-	91,383	11,102	(30,129)	72,356
Term loan	316,694	-	-	-	316,694
Senior subordinated notes	250,000	-	-	-	250,000
	589,832	**708,849**	**126,055**	**(715,607)**	**709,129**
Stockholders' equity					
Share capital	470,124	1,221,637	262,221	(1,483,858)	470,124
Additional paid-in capital	26,330	154,398	112,806	(267,204)	26,330
Accumulated deficit	(29,319)	(135,954)	(24,910)	160,864	(29,319)
Accumulated other comprehensive income	20,585	(4,959)	512	2,001	18,139
Total stockholders' equity	**487,720**	**1,235,122**	**350,629**	**(1,588,197**	**485,274**
	1,077,552	**1,943,971**	**476,684**	**(2,303,804)**	**1,194,403**

Condensed Consolidating Balance Sheet

December 31, 2005

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
ASSETS					
Current assets					
Cash and cash equivalents	29,403	24,828	7,932	-	62,163
Short-term investments	63,300	69,979	-	-	133,279
Accounts and notes receivable, net	24,111	42,056	311,597	(374,387)	3,377
Inventories	-	786	-	-	786
Assets held for sale	-	5,508	-	-	5,508
Deferred income taxes	860	843	-	-	1,703
Prepaid expenses and other current assets	1,481	323	252	-	2,056
Total current assets	**119,156**	**144,324**	**319,781**	**(374,387)**	**208,872**
Long-term investments	17,879	151,035	1,664	-	170,578
Property, plant and equipment, net	8,080	2,957	5	-	11,042
Investment in subsidiaries	309,375	345,823	-	(655,198)	-
Intangible assets, net	23,571	15,537	6,339	-	45,447
Goodwill	-	33,346	12,725	-	46,071
Deferred income taxes	3,540	7,810	-	-	11,350
Other assets	1,091	243	-	-	1,334
	482,691	**701,074**	**340,514**	**(1,029,585)**	**494,694**
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Accounts payable, notes payable and accrued liabilities	15,421	315,829	62,324	(374,387)	19,187
Income taxes payable	98	(176)	6,816	-	6,738
Deferred revenue - current portion	-	1,000	630	-	1,630
Total current liabilities	**15,519**	**316,653**	**69,770**	**(374,387)**	**27,555**
Deferred revenue	-	-	1,632	-	1,632
Deferred leasehold inducement	2,827	-	-	-	2,827
	18,346	**316,653**	**71,402**	**(374,387)**	**32,014**
Stockholders' equity					
Share capital	463,639	72,899	314,469	(387,368)	463,639
Additional paid-in capital	21,929	374,142	1,582	(375,724)	21,929
Accumulated deficit	(45,607)	(59,199)	(46,939)	106,138	(45,607)
Accumulated other comprehensive income	24,384	(3,421)	-	1,756	22,719
Total stockholders' equity	**464,345**	**384,421**	**269,112**	**(655,198)**	**462,680**
	482,691	**701,074**	**340,514**	**(1,029,585)**	**494,694**

Condensed Consolidating Income Statement

Nine Months Ended September 30, 2006

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
REVENUE					
Royalty revenue	122,675	2,053	3,051	-	127,779
Product sales, net	-	77,808	23,880	(7,824)	93,864
License fees	-	312	375	(508)	179
Intercompany R&D charges	2,749	4,670	-	(7,419)	-
	125,424	84,843	27,306	(15,751)	221,822
EXPENSES					
License and royalty fees	19,780	222	2	(508)	19,496
Cost of products sold	-	38,453	14,711	(7,501)	45,663
Research and development	20,715	12,111	402	-	33,228
Intercompany R&D charges	-	-	7,261	(7,261)	-
Selling, general and administration	25,363	24,757	4,335	50	54,505
Depreciation and amortization	3,419	15,844	2,463	-	21,726
In-process research and development	1,025	17	-	-	1,042
	70,302	91,404	29,174	(15,220)	175,660
Operating income (loss)	**55,122**	**(6,561)**	**(1,868)**	**(531)**	**46,162**
Other income (expenses) :					
Foreign exchange gain (loss)	1,767	1,658	(1,479)	(168)	1,778
Investment and other income	2,163	3,091	240	-	5,494
Gain (loss) on wind-up of subsidiary	(2,354)	(2,815)	5,169	-	-
Gain (loss) on redemption of investments	360	(1,477)	704	-	(413)
Interest income (expense)	(23,088)	(30,376)	29,853	-	(23,611)
Management fees	(1,265)	1,373	(265)	157	-
Dividend income	-	13,382	-	(13,382)	-
Total other income (expenses)	(22,417)	(15,164)	34,222	(13,393)	(16,752)
Income (loss) from continuing operations before income taxes	**32,705**	**(21,725)**	**32,354**	**(13,924)**	**29,410**
Income tax expense (recovery)	3,989	(1,312)	9,579	-	12,256
Net income (loss) from continuing operations	**28,716**	**(20,413)**	**22,775**	**(13,924)**	**17,154**
Subsidiaries income (loss)	**(12,827)**	**27,092**	**-**	**(14,265)**	**-**
Discontinued operations :					
Income (loss) from discontinued operations, net of income taxes	-	(1,264)	(1)	-	(1,265)
Cumulative effect of change in accounting principle	399	-	-	-	399
Net income (loss)	**16,288**	**5,415**	**22,774**	**(28,189)**	**16,288**

Condensed Consolidating Income Statement

Nine Months Ended September 30, 2005

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
REVENUE					
Royalty revenue	144,517	1,798	2,301	-	148,616
Product sales, net	-	3,125	-	-	3,125
License fees	500	75	4,214	(727)	4,062
Intercompany R&D charges	8,374	4,897	-	(13,271)	-
	153,391	9,895	6,515	(13,998)	155,803
EXPENSES					
License and royalty fees	21,634	4	378	(75)	21,941
Cost of products sold	-	3,102	-	-	3,102
Research and development	16,531	6,328	-	-	22,859
Intercompany R&D charges	-	-	12,931	(12,931)	-
Selling, general and administration	22,963	4,669	271	-	27,903
Depreciation and amortization	3,258	2,843	519	-	6,620
In-process research and development	1,000	-	-	-	1,000
	65,386	16,946	14,099	(13,006)	83,425
Operating income (loss)	**88,005**	**(7,051)**	**(7,584)**	**(992)**	**72,378**
Other income (expenses) :					
Foreign exchange gain (loss)	764	(3,125)	3,453	(4)	1,088
Investment and other income	2,158	5,214	24	-	7,396
Intercompany interest income / (expense)	-	(25,150)	25,150	-	-
Management fees	(1,331)	1,552	(565)	344	-
Dividend income	-	26,083	-	(26,083)	-
Total other income (expenses)	1,591	4,574	28,062	(25,743)	8,484
Income (loss) from continuing operations before income taxes	**89,596**	**(2,477)**	**20,478**	**(26,735)**	**80,862**
Income tax expense (recovery)	27,381	(3,903)	6,260	-	29,738
Net income (loss) from continuing operations	**62,215**	**1,426**	**14,218**	**(26,735)**	**51,124**
Subsidiaries income (loss)	**(12,142)**	**19,469**	**-**	**(7,327)**	**-**
Discontinued operations :					
Income (loss) from discontinued operations, net of income taxes	-	(843)	(208)	-	(1,051)
Net income (loss)	**50,073**	**20,052**	**14,010**	**(34,062)**	**50,073**

Condensed Consolidating Statement of Cash Flows

Nine Months Ended September 30, 2006

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
OPERATING ACTIVITIES:					
Cash provided by (used in) operating activities	**43,952**	**(4,843)**	**17,418**	**(19,108)**	**37,419**
INVESTING ACTIVITIES:					
Purchase of short-term investments	(92,509)	(40,254)	-	-	(132,763)
Proceeds from short-term investments	154,062	110,865	-	-	264,927
Purchase of long-term investments	(10,134)	-	(13)	-	(10,147)
Proceeds from long-term investments	3,522	124,161	1,861	-	129,544
Purchase of property, plant and equipment	(8,707)	(2,160)	(847)	-	(11,714)
Purchase of intangible assets	-	(35)	-	-	(35)
Proceeds from sale of intangible asset	-	-	3,400	-	3,400
Investment in subsidiaries	(631,447)	(274,951)	-	906,398	-
Acquisitions of businesses, net of cash received	-	(831,759)	-	-	(831,759)
Proceeds from sale of subsidiary	-	47	-	-	47
Proceeds from sale of assets held for sale	-	6,395	-	-	6,395
In-process research and development	(1,025)	(17)	-	-	(1,042)
Other assets	-	(1,727)	8,600	-	6,873
Cash provided by (used in) investing activities	**(586,238)**	**(909,435)**	**13,001**	**906,398**	**(576,274)**
FINANCING ACTIVITIES:					
Principal repayment of long-term obligations	(30,091)	-	-	-	(30,091)
Proceeds from long-term obligations, net of financing costs	583,790	(1,750)	-	-	582,040
Proceeds from stock options exercised and share capital issued	6,485	647,636	258,691	(906,327)	6,485
Dividends paid	-	(9,551)	(9,486)	19,037	-
Notes receivable / payable	(537)	263,781	(263,244)	-	-
Cash provided by (used in) financing activities	**559,647**	**900,116**	**(14,039)**	**(887,290)**	**558,434**
Net increase (decrease) in cash and cash equivalents	**17,361**	**(14,162)**	**16,380**	**-**	**19,579**
Cash and cash equivalents, beginning of period	29,403	24,828	7,932	-	62,163
Cash and cash equivalents, end of period	**46,764**	**10,666**	**24,312**	**-**	**81,742**

Condensed Consolidating Statement of Cash Flows

Nine Months Ended September 30, 2005

	Parent Company Angiotech Pharmaceuticals, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Totals
OPERATING ACTIVITIES:					
Cash provided by (used in) operating activities	**102,610**	**8,555**	**16,972**	**(47,499)**	**80,638**
INVESTING ACTIVITIES:					
Purchase of short-term investments	(74,731)	(131,077)	-	-	(205,808)
Proceeds from short-term investments	17,844	220,602	-	-	238,446
Purchase of long-term investments	(15,429)	(99,108)	-	-	(114,537)
Proceeds from long-term investments	225	19,339	-	-	19,564
Purchase of property, plant and equipment	(1,553)	(948)	(13)	-	(2,514)
Investment in subsidiaries	-	(2,865)	-	2,865	-
In-process research and development	(1,000)	-	-	-	(1,000)
Cash provided by (used in) investing activities	**(74,644)**	**5,943**	**(13)**	**2,865**	**(65,849)**
FINANCING ACTIVITIES:					
Proceeds from stock options exercised	1,826	-	-	-	1,826
Contributions to paid in capital	-	-	2,865	(2,865)	-
Dividends paid	-	(21,416)	(26,083)	47,499	-
Notes receivable / payable	502	(3,868)	3,366	-	
Cash provided by (used in) financing activities	**2,328**	**(25,284)**	**(19,852)**	**44,634**	**1,826**
Net increase (decrease) in cash and cash equivalents	**30,294**	**(10,786)**	**(2,893)**	**-**	**16,615**
Cash and cash equivalents, beginning of period	54,403	57,825	6,016	-	118,244
Cash and cash equivalents, end of period	**84,697**	**47,039**	**3,123**	**-**	**134,859**

20. SUBSEQUENT EVENT

In October 2006, pursuant to the 2006 Plan, the Company issued to all optionees under the 2004 Plan, one tandem stock appreciation right for each option granted on or after October 1, 2002 that remains outstanding.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Dr. William L. Hunter, President and Chief Executive Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Angiotech Pharmaceuticals, Inc., (the "issuer") for the interim period ending September 30, 2006;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

DATE: December 12, 2006

/s/ William L. Hunter
Per: Dr. William L. Hunter, President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Mr. K. Thomas Bailey, Chief Financial Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Angiotech Pharmaceuticals, Inc., (the "issuer") for the interim period ending September 30, 2006;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

DATE: December 12, 2006

/s/ K. Thomas Bailey
Per: Mr. K. Thomas Bailey, Chief Financial Officer

Exhibit 3

Angiotech's Vascular Wrap™ trial results demonstrate reduced incidence of amputation
Vascular Wrap prolonged limb retention time two-fold following arterial bypass surgery

VANCOUVER, BC, November 9, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, announced today the results from its European first-in-man study for its Vascular Wrap™ paclitaxel-eluting product.

The trial produced evidence that the Vascular Wrap reduced the overall incidence of leg amputation and prolonged limb retention time for patients in the treatment arm relative to the control group. In fact, for the patients that underwent an amputation during the study period, the mean interval to amputation for patients treated with the Vascular Wrap was 156 days – more than double the mean interval to amputation for the control, which was 76 days. At the same time, the Vascular Wrap proved to be well tolerated, with no adverse events being considered related to the use of the product.

"We believe this is an important step forward in improving the quality of life of patients suffering from end stage peripheral arterial disease," said William Hunter, MD, President and CEO of Angiotech. "It appears from this trial that being treated with our Vascular Wrap provides patients with an option to better manage their disease, and a much greater chance of retaining their leg for a longer period of time following synthetic bypass grafting. The Vascular Wrap seeks to prolong the effectiveness of vascular surgery procedures, so to demonstrate a greater than 100% improvement in the duration of limb retention seems to bode well for other potential uses, like for hemodialysis graft patients."

The objectives of this two-year study were to assess the safety and clinical performance of the Vascular Wrap in combination with an ePTFE vascular graft following surgery to treat patients suffering from advanced peripheral arterial disease in their lower limbs. The Vascular Wrap in combination with an ePTFE graft was compared to a control group of patients that received standard of care – an ePTFE graft alone.

Key findings:
- **The trial results produced evidence that the Vascular Wrap is well tolerated:**
  - Adverse events (AE) leading to death occurred in a lower percentage of treated subjects (11%, 8/71), than in controls (18%, 7/38).
  - The incidences of adverse events and serious adverse events were comparable in treated (graft with Vascular Wrap) and control (graft alone) groups.
  - No adverse events were considered by the investigators to be related to the use of the Vascular Wrap.
  - Overall, the action taken to resolve AEs was similar for the two groups, and the outcomes were comparable.
- **Statistically significant difference in a key efficacy measurement:**
  - When comparing the treatment arm relative to the control, the Vascular Wrap maintained the mean diameter of the distal anastomosis during the 24 month trial compared to a decrease in mean diameter in the control arm. This reached statistical significance (p=0.0333).
  - A decrease in mean diameter of distal anastomosis in the control arm indicates the development of neointimal hyperplasia.
  - The development of neointimal hyperplasia, which is a common complication of bypass surgery involving a thickening of the inner layer of the blood vessel, can ultimately result in the closing of the newly opened or grafted blood vessel and lead to limb amputation.
- **The Vascular Wrap trial produced evidence of improved patient outcomes:**
  - The trial produced evidence that the Vascular Wrap reduced the overall incidence of amputation and prolonged limb retention time. The control group had an almost 19% higher probability of losing their limb compared to the treatment arm.
  - The treated group had an overall lower incidence of amputations (15.5%, 11/71 subjects) compared to the control group (18.4%, 7/38).
  - While the sample size was small, diabetic subjects appeared to experience benefits from the Vascular Wrap.

About the study
This single-blind study enrolled a total of 109 patients at nine clinical centers in Europe as well as the Dutch Antilles and randomized patients with peripheral vascular disease in a 2:1 fashion. The treatment arm enrolled patients with a synthetic bypass graft plus the Vascular Wrap paclitaxel-eluting mesh and the control arm enrolled patients with a synthetic bypass graft alone.

About peripheral arterial disease

Peripheral vascular disease, especially peripheral arterial disease (PAD) is an important cause of morbidity and mortality among the aging population worldwide. Artery stenosis or occlusion causes reduced blood flow, decreased mobility, and limb loss in the later disease stages. Population surveys in Europe and the U.S. estimate that PAD prevails in 10-25% of the population; most surveys give a prevalence of 20% for lower extremity PAD in the overall population. The major cause of PAD is atherosclerosis, in which deposits narrow and eventually occlude the arteries. The disease progresses in the lower extremities to critical limb ischemia (CLI), characterized by leg pain at rest, skin ulceration, gangrene, and ultimately amputation. Among patients diagnosed with CLI, 25% may require amputation within a year.

Limb salvage depends on restoring and maintaining blood flow in the CLI patient. Surgical interventions include endovascular therapy (angioplasty and stenting). However, in patients with severe occlusion and stenosis, small vessel occlusion, calcified lesions, as well as those with diabetes, surgical bypass provides a final option to manage the occlusion(s) prior to amputation. The success of grafting to restore blood flow depends on inflow and outflow of the graft. The trial results announced today shows trends that suggest that the use of the Vascular Wrap in these procedures may increase the success rates of vascular graft surgery.

Vascular Wrap™ Paclitaxel-Eluting Mesh/ ePTFE Graft Combination Product

Angiotech's Vascular Wrap™ paclitaxel-eluting mesh/ ePTFE graft combination product technology is designed to and in development for use in hemodialysis access and peripheral arterial bypass surgery. It is a combination product consisting of both the ePTFE graft and the Vascular Wrap paclitaxel-eluting mesh. The Vascular Wrap component is a biodegradable mesh implant incorporating Angiotech's paclitaxel technology in a novel biomaterial with the goal of mitigating scar formation caused by abnormal blood flow thereby potentially enhancing graft patency rates in AV-access patients as well as in peripheral bypass procedures.

Conference Call Information

A conference call to discuss the trial results will be held today, Thursday November 9, 2006 at 10:00 am EST (7:00 AM PST).

Dial information:
North America (toll-free): (866) 825-3354
International: (617) 213-8063
Enter passcode: 17975627

A live webcast, including the slide presentation, will be available to all interested parties through Angiotech's website at www.angiotech.com under the Investors Relations section.

A replay archive of the conference call will be available until November 16, 2006.

Replay archive information:
North America (toll-free): (888) 286-8010
International: (617) 801-6888
Enter passcode: 99235988

Note on Forward Looking Statements:

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and further product and drug development. Such forward-looking statements also involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technological changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; the size of the market and the potential market for our products in specific disease areas, including peripheral arterial disease, other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

About Angiotech Pharmaceuticals
Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with 14 facilities in 6 countries and over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

FOR ADDITIONAL INFORMATION:

Analysts and Institutional Investors:	**Media and Retail Investors:**
Deirdre Neary	David Scott
Manager, Investor Relations	Fleishman Hillard
Angiotech Pharmaceuticals, Inc.	david.scott@fleishman.ca
dneary@angio.com	(416) 645-8177
(604) 222-7056	

Exhibit 4

ANGIOTECH SUBMITS APPLICATION FOR EUROPEAN REGULATORY
APPROVAL FOR ITS VASCULAR WRAP™ PRODUCT
Positive Two-Year Data Results Supports CE Mark Application

VANCOUVER, BC, November 16, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, today announced that it has submitted an application for a CE Mark for its Vascular Wrap™ paclitaxel-eluting mesh / ePTFE vascular graft combination product on the strength of the results from its European first-in-man study.

"This filing is an important milestone for Angiotech," said William Hunter, MD, President and CEO of Angiotech. "With the acquisition of the vascular graft product line from Edwards Lifesciences last year, as well as the acquisition this year of American Medical Instruments, we believe we are well positioned to capitalize on and economically benefit from this potentially category-defining product.

"We believe the market potential for our Vascular Wrap product could be significant. With the results from the two-year European study and our upcoming trials in AV Access in the UK and US, we believe that we have the potential to build a significant vascular franchise."

Positive Trial Results
The two-year trial which supports the CE Mark application produced evidence that treatment with the Vascular Wrap reduced the overall incidence of leg amputation and prolonged limb retention time in patients suffering from late stage peripheral arterial disease who underwent bypass surgery. For the patients that required an amputation during the study period, the mean interval to amputation for patients treated with the Vascular Wrap was 156 days – more than double the mean interval to amputation for the control, which was 76 days. At the same time, the Vascular Wrap appeared to be well tolerated, with no adverse events being considered related to the use of the product.

About peripheral arterial disease
Peripheral vascular disease, especially peripheral arterial disease (PAD), is an important cause of morbidity and mortality among the aging population worldwide. Artery stenosis or occlusion causes reduced blood flow, decreased mobility, and limb loss in the later disease stages. For patients with severe occlusion and stenosis, small vessel occlusion, calcified lesions, as well as those with diabetes, surgical bypass, which involves vascular grafting, provides a final option to manage the occlusion(s) prior to amputation. The trial results used to support the CE Mark application show trends that suggest the use of the Vascular Wrap in these procedures may increase the success rates of vascular graft surgery.

Vascular Wrap™ Paclitaxel-Eluting Mesh / ePTFE Graft Combination Product
Angiotech's Vascular Wrap™ paclitaxel-eluting mesh / ePTFE graft combination product technology is being developed for use in hemodialysis access and peripheral arterial bypass surgery. It is a combination product consisting of both the ePTFE graft and the Vascular Wrap paclitaxel-eluting mesh. The Vascular Wrap component is a biodegradable mesh implant incorporating Angiotech's paclitaxel technology in a novel biomaterial with the goal of mitigating scar formation caused by abnormal blood flow thereby potentially enhancing graft patency rates in AV-access patients as well as in peripheral bypass procedures.

Note on Forward Looking Statements:
Statements contained in this press release or in our other written or oral public communications that are not based on historical or current fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", "hopes" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements in this release include but are not limited to the statements regarding; financial benefits to Angiotech that could potentially be realized in Angiotech's vascular business, the ability of Angiotech to successfully develop and commercialize the Vascular Wrap paclitaxel-eluting mesh, the ability of Angiotech to find other potential uses for the product, that a substantial market exists for the product, and the successful initiation, completion and outcome of the clinical trials referred to in the press release. Such forward-looking statements are based on assumptions that involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. The assumptions include; that Angiotech will have the ability to market and sell the product itself, that the market potential for the product is significant, that Angiotech will be able to obtain regulatory approval to develop and commercialize the products referred to in the press release and that the outcomes of the clinical trials referred to in the press release will be positive. The risks and uncertainties include, among others; the timing of, and safety and efficacy results from, the clinical trials referred to in the press release, decisions made by Angiotech based on these results, the ability to obtain regulatory approval to develop and commercialize new products, the ability to manufacture sufficient quantities of product for development and commercialization activities and to do so in a timely and cost efficient manner, the competitive environment for such products, the ability to persuade physicians to use the products, the availability of resources and funding, the potential size of the market for the product, and the risks and uncertainties associated with the business and described in Angiotech's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

About Angiotech Pharmaceuticals
Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with 17 facilities in 6 countries and over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

FOR ADDITIONAL INFORMATION:

Investors:
Deirdre Neary
Manager, Investor Relations
Angiotech Pharmaceuticals, Inc.
dneary@angio.com
(604) 222-7056

Media:
David Scott
Fleishman Hillard
david.scott@fleishman.ca
(416) 645-8177

Exhibit 5

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ANGIOTECH PHARMACEUTICALS, INC.

Item 1 – Identity of the Company

1.1 Name and Address of Company

Angiotech Pharmaceuticals, Inc. (the "Company")
1618 Station Street
Vancouver, BC V6A 1B6
Canada

1.2 Executive Officer

Further information regarding the matters described in this business acquisition report may be obtained from K. Thomas Bailey, Chief Financial Officer, or Jay Dent, Vice President, Finance and Accounting who are knowledgeable about the acquisition described herein, and may be contacted at telephone (604) 221-7676.

Item 2 – Details of Acquisition

2.1 Nature of Business Acquired

American Medical Instruments Holdings, Inc. ("AMI") is a leading independent manufacturer of a variety of single-use medical device products for specialty areas such as vascular surgery, interventional radiology, general surgery, wound closure, and minimally-invasive cosmetic surgery. AMI was formed in 2003 following the purchase of a majority interest in several medical technology companies by RoundTable Healthcare Partners from The Marmon Group. AMI has global operations in 12 locations and four countries, including over 550,000 square feet of modern manufacturing operations. Post transaction, the Company will have two specialty sales forces operating on a worldwide basis; one focused primarily on general surgery, plastic surgery and ophthalmic surgery, and the second focused on vascular surgery, interventional radiology and tumor biopsy. For additional details refer to the Company's "Annual Information Form" for the year ended December 31, 2005 under the "General Development of the Businesses" section which were publicly filed on SEDAR and furnished to the SEC on a Form 6-K on EDGAR on March 31, 2006.

2.2 Date of Acquisition

March 23, 2006.

2.3   Consideration

Unless otherwise indicated, all information presented in this Business Acquisition Report is stated in U.S. dollars. The Company completed the acquisition of 100% of the equity of AMI for approximately $787.9 million in cash subject to post-closing adjustments, estimated direct and incremental third party acquisition costs of $8.6 million and estimated financing costs of $18.4 million. Concurrently, the Company completed an offering of $250 million in aggregate principal amount of senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility maturing in 2013 and a $75 million revolving credit facility. The net proceeds from the sale of the $250 million 7.75% senior subordinated notes and the $350 million term loan, as well as cash on hand, were used to finance the acquisition. The Company has not drawn on any of the $75 million revolving credit facility.

2.4   Effect on Financial Position

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of AMI are consolidated with those of the Company from March 23, 2006. As described above, concurrent with the acquisition of AMI, the Company completed an offering of $250 million in aggregate principal amount of senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility maturing in 2013 and a $75 million revolving credit facility. The Company also used approximately $215 million of available cash on hand resources. No amounts of the $75 million credit facility were drawn on. Currently, there are no plans or proposals to liquidate, sell, lease or exchange all or a substantial part of its assets, to amalgamate the business with any other business organization or to make any other material changes to our business or the business acquired as a result of the acquisition of AMI which would have a significant effect on the results of operations and financial position of the Company.

2.5   Prior Valuations

None

2.6   Parties to the Transaction

Not applicable

2.7   Date of Report

November 24, 2006.

Item 3 – Financial Statements

Schedule A –   American Medical Instruments Holdings, Inc.'s audited consolidated financial statements for the two years ended December 31, 2005 and 2004 and for the period from May 1, 2003 (Inception) to December 31, 2003 together with the notes and the report of the independent auditors thereon;

Schedule B –   American Medical Instruments Holdings, Inc.'s unaudited interim consolidated financial statements for the period ending March 22, 2006 and the quarter ended March 31, 2005; and

Schedule C –   Angiotech Pharmaceuticals, Inc.'s unaudited pro forma statements of income for the year ended December 31, 2005 and the three months ended March 31, 2006 together with the notes thereon.

Schedule A

American Medical Instruments Holdings, Inc.'s audited consolidated financial statements for the two years ended December 31, 2005 and 2004 and for the period from May 1, 2003 (Inception) to December 31, 2003 together with the notes and the report of the independent auditors thereon.

American Medical Instruments Holdings, Inc. and Subsidiaries

Consolidated Financial Statements
December 31, 2005, 2004 and 2003

American Medical Instruments Holdings, Inc. and Subsidiaries
Index
December 31, 2005, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
American Medical Instruments Holdings, Inc. and Subsidiaries

In our opinion, the accompanying balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of American Medical Instruments Holdings, Inc. and Subsidiaries at December 31, 2005, 2004 and 2003, and the results of their operations and their cash flows for each of the years ended December 31, 2005 and 2004 and the period from May 1, 2003 to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its 2005, 2004 and 2003 financial statements.

As discussed in Notes 2 and 13 to the consolidated financial statements, the Company has adopted Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," effective July 1, 2003.

/s/ PricewaterhouseCoopers LLP

February 20, 2006, except for Notes 2, 13, 20 and 22
as to which the date is October 23, 2006

American Medical Instruments Holdings, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2005, 2004 and 2003

(In thousands of dollars)	2005 Restated (Note 2)	2004 Restated (Note 2)	2003 Restated (Note 2)
Assets			
Current assets			
Cash and cash equivalents	$ 4,403	$ 8,888	$ 2,246
Accounts receivable, net	24,076	19,310	16,689
Inventories	27,501	27,690	23,745
Prepaid expenses and other assets	2,612	4,541	3,042
Deferred income taxes	2,029	2,181	2,974
Total current assets	60,621	62,610	48,696
Property, plant and equipment, net	41,897	42,793	43,621
Goodwill	70,122	58,273	58,273
Intangible assets, net	48,024	51,673	55,440
Debt issuance costs, net	827	1,019	591
Other assets	281	190	22
	119,254	111,155	114,326
Total assets	$ 221,772	$ 216,558	$ 206,643
Liabilities and Stockholders' Equity			
Current liabilities			
Accounts payable	$ 7,069	$ 9,060	$ 4,408
Accrued liabilities	14,816	11,555	12,215
Current maturities of long-term obligations	7,500	9,384	16,250
Total current liabilities	29,385	29,999	32,873
Long-term obligations, less current maturities	103,336	122,018	75,080
Deferred income taxes	22,043	22,135	22,809
Redeemable warrant liability	34,957	17,706	13,733
Other long-term liabilities	1,584	1,769	837
	161,920	163,628	112,459
Total liabilities	191,305	193,627	145,332
Stockholders' equity			
Common stock, par value $0.001 per share, 22,000 shares			
Authorized, 10,074, 10,000 and 10,000 shares outstanding	-	-	-
Additional paid in capital	127,159	124,313	167,107
Foreign currency translation adjustment	6	1,676	807
Retained earnings (deficit)	6,229	(131)	(3,676)
	133,394	125,858	164,238
Less treasury stock at cost (11,682 shares)	(102,927)	(102,927)	(102,927)
Total stockholders' equity	30,467	22,931	61,311
Total liabilities and stockholders' equity	$ 221,772	$ 216,558	$ 206,643

The accompanying notes are an integral part of these consolidated financial statements.

American Medical Instruments Holdings, Inc. and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2005 and 2004 and
Period from May 1, 2003 to December 31, 2003

(In thousands of dollars)	2005 Restated (Note 2)	2004 Restated (Note 2)	2003 Restated (Note 2)
Net sales	$ 174,650	$ 157,337	$ 92,652
Cost of sales	83,144	80,380	49,248
Gross profit	91,506	76,957	43,404
Operating expenses			
Selling, general and administrative	56,812	46,172	27,376
Research and development	3,341	3,139	2,010
Total operating expenses	60,153	49,311	29,386
Gain on sales of intellectual property	10,121	-	-
Operating income	41,474	27,646	14,018
Other expenses			
Interest expense	8,718	14,375	6,131
Warrants fair value provision	17,251	6,448	8,906
Other, net	(120)	(801)	93
Total other expense	25,849	20,022	15,130
Income (loss) before income taxes and cumulative effect of a change in accounting principle	15,625	7,624	(1,112)
Provision for income taxes	9,265	4,079	1,964
Income (loss) before cumulative effect of a change in accounting principle	6,360	3,545	(3,076)
Cumulative effect of change in accounting principle	-	-	600
Net income (loss)	$ 6,360	$ 3,545	$ (3,676)

The accompanying notes are an integral part of these consolidated financial statements.

American Medical Instruments Holdings, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2005 and 2004 and Period from May 1, 2003 to December 31, 2003

(In thousands of dollars, except per share data)	Common Stock Shares	Amount	Treasury Common Stock Shares	Amount	Additional Paid-In Capital	Redeemable Warrants	Foreign Currency Translation Adjustment	Retained Earnings (Deficit)	Total
Recapitalization of the Company, as restated (Notes 2 and 4)	10,000	$ -	11,682	$ (102,927)	$ 167,107	$ -	$ -	$ -	$ 64,180
Issuance of redeemable warrants	-	-	-	-	-	4,227	-	-	4,227
Reclassification of redeemable warrants upon adoption of SFAS No. 150	-	-	-	-	-	(4,227)	-	-	(4,227)
Comprehensive income									
Net loss	-	-	-	-	-	-	-	(3,676)	(3,676)
Foreign currency translation adjustments	-	-	-	-	-	-	807	-	807
Total comprehensive income									(2,869)
Balances at December 31, 2003, as restated (Note 2)	10,000	-	11,682	(102,927)	167,107	-	807	(3,676)	61,311
Cash dividend paid ($4,279 per share)	-	-	-	-	(42,794)	-	-	-	(42,794)
Comprehensive income									
Net income	-	-	-	-	-	-	-	3,545	3,545
Foreign currency translation adjustments, net of tax	-	-	-	-	-	-	869	-	869
Total comprehensive income									4,414
Balances at December 31, 2004, as restated (Note 2)	10,000	-	11,682	(102,927)	124,313	-	1,676	(131)	22,931
Options exercised	74	-	-	-	657	-	-	-	657
Compensation expense related to stock options	-	-	-	-	2,189	-	-	-	2,189
Comprehensive income									
Net income	-	-	-	-	-	-	-	6,360	6,360
Foreign currency translation adjustments, net of tax	-	-	-	-	-	-	(1,670)	-	(1,670)
Total comprehensive income									4,690
Balances at December 31, 2005, as restated (Note 2)	10,074	$ -	11,682	$ (102,927)	$ 127,159	$ -	$ 6	$ 6,229	$ 30,467

The accompanying notes are an integral part of these consolidated financial statements.

American Medical Instruments Holdings, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2005 and 2004 and
Period from May 1, 2003 to December 31, 2003

(In thousands of dollars)	2005 Restated (Note 2)	2004 Restated (Note 2)	2003 Restated (Note 2)
Operating activities			
Net income (loss)	$ 6,360	3,545	(3,676)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and amortization	10,927	10,560	7,487
Compensation expense related to stock options	2,189	-	-
Cumulative effect of change in accounting principle	-	-	600
Warrants fair value provision	17,251	3,973	8,906
Accretion to redemption value of long-term debt	818	3,637	265
Gain on sales of intellectual property	(10,121)	-	
Loss on disposal of property, plant and equipment	33	35	(31)
Write-off of debt issuance costs	-	839	
Deferred income taxes	60	119	352
Reclassification of net cash settlements on derivative instruments	(143)	270	39
Unrealized gains and losses on derivative instruments	(17)	(348)	160
Changes in operating assets and liabilities, net of acquisitions			
Accounts receivable, net	(3,181)	(2,349)	730
Inventories	933	(3,575)	798
Prepaid expenses and other	2,676	(1,449)	(1,180)
Accounts payable and accrued liabilities	(4,266)	4,573	670
Net cash provided by operating activities	23,519	19,830	15,120
Investing activities			
Acquisition of Point Technologies, Inc., net of cash acquired	(10,193)	-	-
Transaction costs	(162)	-	-
Purchases of property, plant and equipment	(2,322)	(2,306)	(988)
Purchases of license agreements	(3,108)	(2,637)	(516)
Proceeds from sale of property, plant and equipment	-	-	765
Net cash settlements on derivative instruments	143	(270)	(39)
Net proceeds from sales of intellectual property	3,232	-	-
Proceeds from the sale of stock investment	6,889	-	-
Net cash used in investing activities	(5,521)	(5,213)	(778)
Financing activities			
Proceeds from long-term obligations	-	36,884	-
Payments on long-term obligations including the revolver	(21,384)	-	(12,306)
Payments on acquired debt	(1,699)	-	-
Debt issuance costs	-	(2,345)	-
Proceeds from issuance of common stock	657	-	-
Dividend paid	-	(42,794)	-
Net cash used in financing activities	(22,426)	(8,255)	(12,306)
Effect of exchange rate on cash	(57)	280	-
Net increase (decrease) in cash and cash equivalents	(4,485)	6,642	2,036
Cash and cash equivalents			
Beginning of period	8,888	2,246	210
End of period	$ 4,403	$ 8,888	$ 2,246
Supplemental disclosures of cash information			
Cash paid during the period for			
Interest	$ 8,373	$ 13,183	$ 4,453
Income taxes	6,343	3,221	3,971
Non-cash investing activities			
Fair market value of stock received for the sale of intellectual property	$ 6,889	-	-

The accompanying notes are an integral part of these consolidated financial statements.

American Medical Instruments Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(in thousands of dollars, except per share data)

1. **Description of Business**

   American Medical Instruments Holdings, Inc. and Subsidiaries (the Company), a Delaware corporation, is 65% owned by RoundTable Healthcare Partners, LP and RoundTable Healthcare Investors, LP (collectively referred to as "RoundTable") and 35% owned by Marmon Medical Companies LLC ("Marmon"). The Company is engaged in the manufacturing and distribution of needles, sutures, blades, biopsy instruments, and other incision and wound care products used in ophthalmology, orthopedics, plastic and reconstructive surgery, dental, general and cardiovascular surgery.

2. **Restatement**

   The Company has restated its previously issued financial statements to correct errors in accounting for its outstanding warrants (Note 13), the determination of the new basis of assets and liabilities and a change in the allocation of the RoundTable basis to the assets and liabilities to the Company, deferred income taxes and equity resulting from application of push-down accounting in connection with the ownership change in 2003 (Note 4) and accounting for the debt refinancing in 2004 (Note 10). In addition, the Company has corrected other errors including recording of vacation expense and other items.

   The restated financial statements reflect the correction of an error related to the classification and measurement of its contingently redeemable warrants as required in accordance with Statement of Financial Accounting Standards No. 150 ("SFAS No. 150"), "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity," which became effective for the Company on July 1, 2003. Through June 30, 2003, the Company had properly classified its warrants within stockholders' equity. Upon adoption of SFAS No. 150 on July 1, 2003, the Company was required to reclassify the warrants as liabilities; measure the warrants at fair value for each subsequent reporting period and include changes in the fair value of the warrants in its consolidated statements of operations. The cumulative effect of adopting SFAS No. 150 was $600, representing an additional liability that was required to be recorded to reflect the warrants at their fair value on July 1, 2003.

   The restated financial statements also reflect the correction of the accounting for the Company's change in ownership on April 30, 2003 as a recapitalization that requires push-down accounting in accordance with Emerging Issues Task Force Topic D-97 *Push-Down Accounting* (Note 4). Because RoundTable and Marmon are considered to be a collaborative group, the assets and liabilities are recorded at the collaborative group's basis in the restated financial statements. The transaction was originally improperly recorded as a business combination using the purchase method of accounting. Additionally, corrections have been made in determining the allocation of fair value to assets and in the recognition of deferred income taxes recorded in connection with the change in ownership and push-down of the collaborative group's basis.

   The Company also revised its financial statements to correct an error in its accounting for a certain portion of the debt refinancing on December 9, 2004. The restated financial statements reflect the refinancing as a modification and the remaining portion as an extinguishment in accordance with Emerging Issues Task Force 96-19 *Debtor's Accounting for a Modification or Exchange of Debt Instruments* and Emerging Issues Task Force 98-14 *Debtor's Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements*,. The Company had previously accounted for the entire refinancing as a debt extinguishment and expensed all debt issuance costs associated with the original debt that was repaid on December 9, 2004. In the restated financial statements, any costs associated with debt that was modified with the issuance of the debt entered into on December 9, 2004 continue to be capitalized and amortized, with no gain or loss being recorded. Additionally, fees paid to creditors have been reclassified and properly reflected as a reduction in the carrying value of the debt.

   The Company has restated its statements of cash flows to revise amounts previously reported as a result of the changes described above and to properly classify cash payments related to transaction costs and the net settlement on derivative instruments.

6

The tables below summarize the effects of the restatements made to previously issued financial statements.

(In thousands of dollars)	December 31, 2005 As Reported	December 31, 2005 As Restated	December 31, 2004 As Reported	December 31, 2004 As Restated	December 31, 2003 As Reported	December 31, 2003 As Restated
Assets						
Current assets						
Cash and cash equivalents	$ 4,403	$ 4,403	$ 8,888	$ 8,888	$ 2,246	$ 2,246
Accounts receivable, net	24,076	24,076	19,310	19,310	16,789	16,689
Inventories	27,501	27,501	27,690	27,690	23,745	23,745
Prepaid expenses and other assets	2,612	2,612	4,541	4,541	3,042	3,042
Deferred income taxes	2,029	2,029	2,227	2,181	2,934	2,974
Total current assets	60,621	60,621	62,656	62,610	48,756	48,696
Property, plant and equipment, net	41,897	41,897	42,793	42,793	43,621	43,621
Goodwill	104,801	70,122	92,952	58,273	92,952	58,273
Intangible assets, net	32,860	48,024	30,949	51,673	29,156	55,440
Debt issuance costs, net	1,923	827	2,306	1,019	2,799	591
Other assets	281	281	190	190	22	22
	139,865	119,254	126,397	111,155	124,929	114,326
Total assets	$ 242,383	$ 221,772	$ 231,846	$ 216,558	$ 217,306	$ 206,643
Liabilities and Stockholders' Equity						
Current liabilities						
Accounts payable	$ 7,069	$ 7,069	$ 9,177	$ 9,060	$ 4,408	$ 4,408
Accrued liabilities	13,179	14,816	11,203	11,555	13,357	12,215
Current maturities of long-term obligations	7,500	7,500	9,384	9,384	16,250	16,250
Total current liabilities	27,748	29,385	29,764	29,999	34,015	32,873
Long-term obligations, less current maturities	105,500	103,336	125,000	122,018	76,857	75,080
Deferred income taxes	8,622	22,043	5,614	22,135	4,104	22,809
Redeemable warrant liability	-	34,957	-	17,706	-	13,733
Other long-term liabilities	1,584	1,584	1,769	1,769	837	837
	115,706	161,920	132,383	163,628	81,798	112,459
Total liabilities	143,454	191,305	162,147	193,627	115,813	145,332
Stockholders' equity						
Common stock, par value $0.001 per share, 22,000 shares authorized, 10,074, 10,000 and 10,000 shares outstanding	-	-	-	-	-	-
Additional paid in capital	168,969	127,159	166,123	124,313	191,121	167,107
Warrants	6,046	-	4,827	-	4,827	-
Foreign currency translation adjustment	6	6	1,676	1,676	807	807
Retained earnings	26,835	6,229	-	(131)	7,665	(3,676)
	201,856	133,394	172,626	125,858	204,420	164,238
Less treasury stock at cost (11,682 shares)	(102,927)	(102,927)	(102,927)	(102,927)	(102,927)	(102,927)
Total stockholders' equity	98,929	30,467	69,699	22,931	101,493	61,311
Total liabilities and stockholders' equity	$ 242,383	$ 221,772	$ 231,846	$ 216,558	$ 217,306	$ 206,643

Consolidated Statements of Operations	For the Year Ended December 31, 2005		For the Year Ended December 31, 2004		For the Year Ended December 31, 2003	
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
(In thousands of dollars)						
Net sales	$ 174,650	$ 174,650	$ 157,337	$ 157,337	$ 92,652	$ 92,652
Cost of sales	83,144	83,144	80,380	80,380	49,098	49,248
Gross profit	91,506	91,506	76,957	76,957	43,554	43,404
Operating expenses						
Selling, general and administrative	51,135	56,812	40,839	46,172	23,459	27,376
Research and development	3,341	3,341	3,139	3,139	2,010	2,010
Total operating expenses	54,476	60,153	43,978	49,311	25,469	29,386
Gain on sales of intellectual property	10,121	10,121	-	-	-	-
Operating income	47,151	41,474	32,979	27,646	18,085	14,018
Other expenses						
Interest expense	9,293	8,718	16,153	14,375	6,460	6,131
Warrants fair value provision	-	17,251	-	6,448	-	8,906
Other, net	(103)	(120)	(353)	(801)	(167)	93
Total other expense	9,190	25,849	15,800	20,022	6,293	15,130
Income (loss) before income taxes and cumulative effect of change in accounting principle	37,961	15,625	17,179	7,624	11,792	(1,112)
Provision for income taxes	11,126	9,265	4,573	4,079	4,127	1,964
Income (loss) before cumulative effect of a change in accounting principle	26,835	6,360	12,606	3,545	7,665	(3,076)
Cumulative effect of change in accounting principle	-	-	-	-	-	600
Net income (loss)	$ 26,835	$ 6,360	$ 12,606	$ 3,545	$ 7,665	$ (3,676)

(In thousands of dollars)	December 31, 2005		December 31, 2004		December 31, 2003	
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
Operating activities						
Net income (loss)	$ 26,835	$ 6,360	$ 12,606	$ 3,545	$ 7,665	$ (3,676)
Adjustments to reconcile net income (loss) to net cash provided by operating activities						
Depreciation and amortization	5,558	10,927	5,020	10,560	3,780	7,487
Non-cash interest expense	1,219	-	-	-	-	-
Compensation expense related to stock options	2,189	2,189	-	-	-	-
Cumulative effect of change in accounting principle	-	-	-	-	-	600
Warrants fair value provision	-	17,251	-	3,973	434	8,906
Accretion to redemption value of long-term debt	-	818	4,393	3,637	-	265
Gain on sales of intellectual property	(10,121)	(10,121)	-	-		
Loss on disposal of property, plant and equipment	33	33	35	35	(31)	(31)
Write-off of debt issuance costs	-	-	2,189	839		
Deferred income taxes	3,529	60	425	119	1,163	352
Reclassification of net cash settlements on derivative instruments	-	(143)	-	270	-	39
Unrealized gains and losses on derivative instruments	(17)	(17)	(348)	(348)	160	160
Changes in operating assets and liabilities, net of acquisitions						
Accounts receivable, net	(3,181)	(3,181)	(2,249)	(2,349)	630	730
Inventories	933	933	(3,575)	(3,575)	648	798
Prepaid expenses and other	2,676	2,676	(1,449)	(1,449)	(1,180)	(1,180)
Accounts payable and accrued liabilities	(5,991)	(4,266)	4,988	4,573	1,812	670
Net cash provided by operating activities	23,662	23,519	22,035	19,830	15,081	15,120
Investing activities						
Recapitalization and change in control of American Medical Instruments Holdings, Inc., net of cash acquired	-	-	-	-	(102,717)	-
Transaction costs	-	(162)	-	-	-	-
Acquisition of Point Technologies, Inc., net of cash acquired	(10,193)	(10,193)	-	-	-	-
Purchases of property, plant and equipment	(2,322)	(2,322)	(2,306)	(2,306)	(988)	(988)
Purchases of license agreements	(3,108)	(3,108)	(2,637)	(2,637)	(516)	(516)
Proceeds from the sale of property, plant and equipment	-	-	-	-	765	765
Net cash settlements on derivative instruments	-	143	-	(270)	-	(39)
Net proceeds from sales of intellectual property	10,121	3,232	-	-	-	-
Proceeds from the sale of stock investment	-	6,889	-	-	-	-
Net cash used in investing activities	(5,502)	(5,521)	(4,943)	(5,213)	(103,456)	(778)
Financing activities						
Proceeds from long-term obligations	-	-	136,134	36,884	109,806	-
Payments on long-term obligations including the revolver	(21,384)	(21,384)	(99,250)	-	(12,306)	(12,306)
Payments on acquired debt	(1,699)	(1,699)	-	-	(2,407)	-
Debt issuance costs	-	-	(2,345)	(2,345)	(3,201)	-
Transaction costs	(162)	-	-	-	(1,271)	-
Proceeds from issuance of common stock	657	657	-	-	-	-
Dividend paid	-	-	(45,269)	(42,794)	-	-
Net cash used in financing activities	(22,588)	(22,426)	(10,730)	(8,255)	90,621	(12,306)
Effect of exchange rate on cash	(57)	(57)	280	280	-	-
Net increase (decrease) in cash and cash equivalents	(4,485)	(4,485)	6,642	6,642	2,246	2,036
Cash and cash equivalents						
Beginning of period	8,888	8,888	2,246	2,246	-	210
End of period	$ 4,403	$ 4,403	$ 8,888	$ 8,888	$ 2,246	$ 2,246

3. **Summary of Significant Accounting Policies**

Revenue Recognition
Revenue is recognized upon shipment of products to customers as pervasive evidence of an arrangement exits, title has transferred, prices are fixed and collection is reasonably assured. No single customer accounts for more than 10% of consolidated sales.

Principles of Consolidation
The consolidated financial statements include the accounts of American Medical Instruments Holdings, Inc. and Subsidiaries and its wholly owned subsidiaries: American Medical Instruments, Inc. (Dartmouth, MA), BG Sulzle, Inc (Syracuse, NY), Manan Medical Products, Inc. (Wheeling, IL), Medical Device Technologies, Inc. (Gainesville, FL), PBN Medicals Denmark A/S (Denmark), Surgical Specialties UK Holdings Limited (United Kingdom), Pearsalls Development Limited (United Kingdom), Pearsalls Limited (United Kingdom), Bifos A.B. (Sweden), Surgical Specialties Corporation (Reading, PA), Surgical Specialties Puerto Rico, Inc. (Puerto Rico) Point Technologies, Inc. (Boulder, CO) and Point Technologies, S.A. (Costa Rica). All intercompany balances and transactions have been eliminated in consolidation.

Concentration of Credit Risk
The Company performs ongoing credit evaluations and maintains reserves for potential credit losses on accounts receivable. At December 31, 2005, 2004 and 2003, reserves for potential losses were $314, $310 and $516 respectively.

Foreign Currency Translation
The Company's foreign subsidiaries, PBN Medicals Denmark A/S, Surgical Specialties UK Holdings Limited, Pearsalls Development Limited, Pearsalls Limited and Point Technologies, S.A., have as their functional currencies the Danish krona, British pound sterling and Costa Rican colon, respectively. Accordingly, assets and liabilities are translated into the reporting currency at the year-end exchange rate, while revenues and expenses are translated using the average rate during the period. Adjustments resulting from the translation process are classified as a component of stockholders' equity.

Foreign currency exchange gains and losses that arise from exchange rate changes on transactions denominated in a foreign currency are included in the accompanying consolidated statements of operations as incurred.

Fair Value of Financial Instruments
The carrying amounts of the Company's financial instruments, which consist of cash, receivables, interest rate swaps, accounts payable, warrants and long-term debt, approximate their fair values.

Cash Equivalents
All highly liquid debt instruments with a maturity of three months or less, when purchased, are classified as cash equivalents.

Inventories
Inventories are stated at the lower of cost (first-in, first-out basis) or market.

Property, Plant, and Equipment
Property, plant, and equipment are stated at acquisition cost. For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	7 - 40 years
Furniture and fixtures	10 years
Machinery and equipment	3 - 10 years

Income Taxes
Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Taxes have been provided for the amounts that may be paid upon distribution of retained earnings of foreign subsidiaries, as substantially all such amounts are not intended to be indefinitely invested in these subsidiaries.

Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Shipping and Handling Fees and Costs
Amounts billed to customers for shipping and handling are included in revenue. The corresponding costs for shipping and handling are included in cost of goods sold.

Long-Lived Assets
The Company reviews long-lived assets to assess recoverability from projected undiscounted cash flows whenever events or changes in facts and circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized in operating results when future undiscounted cash flows are less than the assets' carrying value. The impairment loss would adjust the carrying value to the assets' fair value. To date the Company has not recorded any impairment charges.

Goodwill

Goodwill and other intangible assets that have indefinite useful lives are not required to be amortized; however, these assets are tested at least annually for impairment. The Company reviews goodwill and indefinite lived assets for impairment at year end. This assessment is made on a reporting unit basis. A reporting unit is an operating segment or one level below an operating segment for which discrete financial information is prepared and is regularly reviewed by management. This test is required to be completed utilizing the fair value approach to test goodwill and indefinite lived assets for impairment. Based upon the Company's assessment, no impairment of the carrying values of goodwill existed at December 31, 2005, 2004 and 2003.

Intangibles Subject to Amortization

Intangible assets subject to amortization consist of debt issuance costs, customer relationships, trade names and patents. Debt issuance costs are being amortized using the effective interest method over the lives of the related bonds or credit facility, which range from 6-20 years. Customer relationships, trade names and patents are being amortized over nine, ten and up to fourteen years, respectively, using a straight-line method and assuming no residual value.

Derivative and Hedging Activities

Financial Accounting Standards Board Statement No. 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value and that the changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

Free standing Financial Instruments

SFAS No. 150 established accounting and reporting standards for how an entity classifies and measures certain financial instruments as liabilities because the financial instruments embody obligations of the issuer. The Company adopted SFAS No. 150 on July 1, 2003. These liabilities are marked-to-market each reporting period with changes included in the consolidated statements of operations.

Stock Options

The Company has adopted the "disclosure method" provisions of Statement of Financial Accounting Standards (SFAS No. 123) "Accounting for Stock-Based Compensation" for equity issuances to employees. As permitted by SFAS No. 123, the Company continues to recognize stock-based compensation costs under the intrinsic value base method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Had compensation cost for the Company's stock option plan been determined based upon the minimum value method, as defined in SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

	2005	2004	2003
Net income (loss), as reported (restated)	$ 6,360	$ 3,545	$ (3,676)
Pro forma adjustment - additional compensation expense had SFAS No. 123 been adopted, net of tax	(192)	(84)	(56)
Pro forma net income (loss)	$ 6,168	$ 3,461	$ (3,732)

Reverse Stock Split

In March 2004, the Board of Directors of the Company authorized a one thousand to one reverse stock split for the common and preferred stock, which affected all equity instruments. The effect of the reverse stock split has been retroactively reflected for all periods presented in the accompanying financial statements.

4. **Recapitalization**

On April 30, 2003, RoundTable purchased 6,500 shares of the Company's common stock from Marmon for $57,326 in cash. No additional purchase price is payable. In connection with this transaction, the Company also redeemed 11,682 shares from Marmon for $102,927 with proceeds obtained from bank debt. As a result of the two transactions, RoundTable obtained 65% ownership of the Company and Marmon retained the remaining 35%.

The change in ownership transaction has been accounted for as a recapitalization that requires push down accounting, as RoundTable and Marmon were considered to be a collaborative group under Emerging Issues Task Force Topic D-97 *Push-Down Accounting*. As a result, the assets and liabilities are recorded at the collaborative group's basis. The transaction was the result of RoundTable's expectation to improve operating results through increased sales and the elimination of excess expense. The Company has used an independent third party appraiser to assist in the allocation of RoundTable's basis to the assets and liabilities of the Company.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	Restated
Cash and cash equivalents	$ 210
Accounts receivable	17,419
Inventory	24,543
Current deferred income tax assets	4,932
Other current assets	1,452
Property, plant and equipment	45,423
Other	202
Intangible assets	59,147
Goodwill	58,273
Debt issuance costs	682
Total assets acquired	212,283
Accounts payable and accrued liabilities	16,408
Deferred income tax liabilities	24,408
Notes payable	107,287
Total liabilities assumed	$ 148,103

Amounts recorded for goodwill generally are not subject to amortization and have been allocated to the Company's two reportable segments, Surgical Specialties and InterV, in the amounts of $27,099 and $31,174, respectively. Goodwill amortizable for tax purposes is approximately $27 million at December 31, 2005. The weighted average amortization period for customer relationships, patents, and trade names is 9, 14 and 10 years, respectively.

5. **Acquisition of Point Technologies, Inc.**

On December 15, 2005, the Company acquired all of the outstanding shares of Point Technologies, Inc., a Colorado corporation and its wholly owned subsidiary Point Technologies, S.A., a Costa Rican Corporation. The acquisition is expected to result in increased profitability through increasing sales volume and eliminating excess costs. Including transaction related expenditures, the aggregate cost of the acquisition was approximately $10,195, subject to a working capital adjustment, as defined in the agreement, which is expected to be finalized in 2006. The acquisition price included the assumption of debt paid at closing of $1,699. This transaction was accounted for in accordance with SFAS No 141, "Business Combinations." The preliminary purchase price allocation has assigned approximately $11,849 to goodwill and intangibles.

Cash and cash equivalents	$	2
Accounts receivable		987
Inventory		692
Property, plant and equipment		1,614
Other		452
Goodwill and intangibles		11,849
Total assets acquired		15,596
Accounts payable and accrued liabilities		3,540
Payments from the Company to fund the acquisition	$	12,056

The purchase price and its allocation are subject to changes pending final determination of certain acquired balances and the working capital adjustment to the purchase price, however, management does not believe such changes will be significant.

6. **Dispositions of Intellectual Property**

In August 2005, the Company sold the intellectual property assets primarily used in the development of the NeoDisc product and the related spine motion preserving technologies, test methods and know-how to NuVasive, Inc. for $43,500. At closing, the Company received net proceeds of $3,232 in cash and stock in NuVasive valued at $6,889. All the stock received was then immediately sold. The purchase price includes three additional contingent payments totaling $31,500 to be paid in cash and stock of NuVasive. The contingent payments are dependent upon the achievement of certain milestones, including regulatory approvals and a commercial sale. As of December 31, 2005, the contingencies have not been met. The sale resulted in a pre-tax gain of $9,423 that was reported in income from operations.

In December 2005, the Company sold the intellectual property asset for the Aortic stent to Lombard Limited. The sale resulted in a pretax gain of $698 that was also reported in income from operations.

7. Inventories

Inventories consist of the following as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
Finished products	$ 11,787	$ 11,969	$ 11,415
Work in process	10,105	8,802	7,764
Raw materials and supplies	8,267	9,286	7,788
	30,159	30,057	26,967
Less: allowance for excess quantities and obsolescence	2,658	2,367	3,222
	$ 27,501	$ 27,690	$ 23,745

8. Property, Plant and Equipment

Property, plant, and equipment consist of the following as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
Land	$ 2,884	$ 2,896	$ 2,874
Buildings and improvements	24,323	25,239	24,116
Furniture and fixtures	2,929	3,033	2,054
Machinery and equipment	21,753	18,175	17,112
Construction in process	585	343	327
	52,474	49,686	46,483
Accumulated depreciation and amortization	(10,577)	(6,893)	(2,862)
	$ 41,897	$ 42,793	$ 43,621

9. Goodwill and Intangible Assets

The cost basis and accumulated amortization of goodwill and intangible assets consist of the following:

| | 2005 Restated | | | 2004 Restated | | | 2003 Restated | | |
	Original Cost	Accumulated Amortization	Net	Original Cost	Accumulated Amortization	Net	Original Cost	Accumulated Amortization	Net
Customer relationships	$ 45,240	$ (13,326)	$ 31,914	$ 45,240	$ (8,299)	$ 36,941	$ 45,240	$ (3,352)	$ 41,888
Patents	14,737	(2,456)	12,281	11,788	(1,418)	10,370	9,093	(516)	8,577
Tradenames	5,330	(1,501)	3,829	5,330	(968)	4,362	5,330	(355)	4,975
Goodwill	70,122	-	70,122	58,273	-	58,273	58,273	-	58,273
	$ 135,429	$ (17,283)	$ 118,146	$ 120,631	$ (10,685)	$ 109,946	$ 117,936	$ (4,223)	$ 113,713
Debt issuance costs	$ 1,075	$ (248)	$ 827	$ 1,038	$ (19)	$ 1,019	$ 682	$ (91)	$ 591

The change in goodwill in 2005 is attributable to the Point Technologies, Inc. acquisition.

Amortization expense for the years ended December 31, 2005, 2004 and the period ended December 31, 2003 was $6,933, $6,569 and $4,608, respectively. Estimated amortization expense for the next five fiscal years is as follows:

2006	$ 7,000
2007	6,995
2008	6,991
2009	6,968
2010	6,776

10. Long-Term Obligations

Long-term debt consists of the following as of December 31, 2005, 2004 and 2003:

	2005 Restated	2004 Restated	2003 Restated
Senior Term A	$ 13,667	$ 31,882	$ -
Senior Term B	97,154	97,636	-
Revolving credit facility	-	1,884	-
Senior revolver loans	-	-	8,000
Senior term loan	-	-	54,218
Subordinated promissory note	-	-	29,240
	110,836	131,402	91,458
Less: Current portion	(7,500)	(9,384)	(16,250)
Long-term debt, less current portion	$ 103,336	$ 122,018	$ 75,208

On December 9, 2004, the Company obtained an amended and restated senior credit facility ("Credit Facility") that provided a $157,500 Credit Facility consisting of (a) $32,500 Senior Term Loan A ("Term A"), (b) $100,000 Senior Term Loan B ("Term B") and (c) a $25,000 revolving credit facility in order to repay existing debt consisting of (a) a $34,000 subordinated promissory note and pay a $1,360 call premium on the subordinated promissory note, (b) a senior credit facility outstanding balance of $48,250 and to pay (c) a $45,269 dividend to stockholders and warrant holders which was paid and declared by the Board of Directors of the Company on December 9, 2004 and to (d) extend the term of the revolving credit facility.

In accordance with Emerging Issues Task Force 96-19 *Debtor's Accounting for a Modification or Exchange of Debt Instruments* and Emerging Issues Task Force 98-14 *Debtor's Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements*, portions of the existing debt paid with the issuance of the Credit Facility have not been accounted for as a debt extinguishment and accordingly any fees paid by the Company to the creditors related to Term A and Term B loans, along with any existing unamortized premium or discount related to the debt repaid with Term A and Term B loans, are being amortized as an adjustment of interest expense over the life of the Term A and Term B loans using the interest method. Any costs incurred with third parties directly related to the Term A and Term B loans have been expensed. Fees paid to the creditor and third-party costs incurred related to the Credit Facility revolver, and any existing unamortized deferred costs from the refinanced revolving credit facility, are being deferred and amortized over the term of the Credit Facility revolver.

The Company had previously accounted for the repayment of its existing debt with the issuance of the Credit Facility as a debt extinguishment and had expensed all existing debt issuance costs. The restated financial statements are not accounting for all of the repayment of its existing debt with the issuance of the Credit Facility as a debt extinguishment and accordingly any costs associated with the debt that was repaid with the issuance of the Credit Facility continue to be capitalized and amortized, with no gain or loss being recorded.

Borrowings under the Credit Facility bear interest, at the Company's option, at rate per annum equal to either (i) LIBOR plus a margin of 2.75% for Term A or 3.0% for Term B or (ii) a base rate interest plus a margin of 1.0% for Term A and 1.25% for Term B. The base rate will be the greater of (a) the rate publicly quoted as the "Prime Commercial Lending Rate" or (b) the Federal Funds Rate plus 50 basis points per annum. At December 31, 2005 and 2004 the interest rate for Term A and Term B were 5.44% and 5.19%, respectively. Interest rates are reset periodically based upon the Company's LIBOR elections and the margin on LIBOR loans is declining as the Company's leverage ratio strengthens. Interest on Term A and Term B is due at the end of each period in which the Company reset its LIBOR election, but never to exceed 90 days. Principal payments are due quarterly commencing on March 31, 2005 with equal installments of $1,625 and $250 for Term A and Term B, respectively with any outstanding amounts paid in full on the Maturity date. The maturity dates of Term A and Term B are December 9, 2009 and December 9, 2010, respectively.

The Credit Facility provides for optional and mandatory prepayments. Mandatory prepayments are equal to fifty percent of the excess cash flow, as defined in the agreement. Optional and mandatory prepayments are required to be applied first to the outstanding balance in Term A and can only be applied to Term B once Term A has been fully repaid.

The revolving credit facility provides for borrowings of up to $25,000. Borrowings available under the revolving credit facility will be reduced by any outstanding letters of credit issued. The revolving credit facility bears interest at the same rate as Term A and requires a commitment fee of 0.50% per annum on the unused available portion of the revolving credit facility. The revolving credit facility expires on December 9, 2009. At December 31, 2005 and 2004 the Company has two letters of credit totaling $861 outstanding. The amounts of outstanding borrowings under the revolving credit facility at December 31, 2005 and 2004 was $0 and $1,884, respectively.

The Credit Facility contains certain restrictions on further borrowings, capital expenditures and dividends. It contains three financial covenants: a fixed charge coverage ratio, a leverage ratio and minimum EBITDA requirements, and is secured by substantially all of the Company's assets.

Previous to the Credit Facility secured on December 9, 2004, the Company had entered into a $85,000 Senior Credit Facility ("Senior Credit Facility") with GE Capital and certain other lenders that provided a (a) $60,000 senior term loan and (b) a $25,000 revolving credit facility in conjunction with the recapitalization that took place on April 30, 2003.

The term loan provided for borrowings of up to $60,000, payable in escalating quarterly principal payments, which began in June 2003 and had a final payment due on March 30, 2008. This term loan had interest, at the Company's option, at a base rate, as defined in the agreement, or at LIBOR (1.12%), plus a margin. The margin above LIBOR was determined by the Company's leverage ratio, as defined in the agreement. Interest on the term loan was payable based upon the agreement, at least quarterly.

The revolving facility provided for borrowings of up to $25,000. Borrowings under the revolving loan facility had interest, at the Company's option, at a base rate, as defined in the agreement, or at LIBOR, plus a margin. The margin above LIBOR was determined by the Company's leverage ratio, as defined in the agreement. Interest on the revolving facility was payable quarterly.

The Senior Credit Facility provided for optional prepayments and provided for mandatory prepayments based upon excess cash flows as defined. The Senior Credit Facility contained certain restrictions on further borrowings, capital expenditures, management fees, dividends, and contains several financial covenants, including fixed charge coverage, interest coverage and leverage ratios.

The Company had a 12% subordinated promissory note expiring in 2010 with an aggregate principal amount of $34,000 issued in conjunction with the recapitalization on April 30, 2003. The subordinated promissory note included provisions allowing for early redemption at the principal plus an additional amount, as defined in the agreement. Interest was due quarterly paid on the tenth day following the quarter end. The subordinated promissory note contained covenants similar with the senior credit facility covenants. In connection with the issuance of the subordinated promissory note in 2003, the Company issued warrants for the purchase of 548 shares of common stock in the Company for $0.01 per share. The fair market value of the warrants, based upon a Black Scholes pricing model was used to reflect a reduction of the subordinated note of $4,227 (restated), based upon the relative fair market value of both instruments. The Company recorded the accretion of the subordinated promissory note ($368 in 2004 and $265 in 2003 - restated) as additional interest expense. On December 9, 2004, in conjunction with the Credit Facility refinancing, the unaccreted balance of $3,594 (restated) was expensed as additional interest expense.

Maturities of long-term debt for the next five years are as follows:

2006	$	7,500
2007		7,500
2008		7,500
2009		7,500
2010		7,500
Thereafter		75,500
	$	113,000

11.   Income Taxes

The provision for income taxes consists of the following:

	2005 Restated	2004 Restated	2003 Restated
Current			
Federal	$ 5,586	2,284	$ 767
State	1,202	468	177
Foreign	2,417	1,208	668
	9,205	3,960	1,612
Deferred	60	119	352
	$ 9,265	$ 4,079	$ 1,964

A reconciliation between the federal statutory tax rate and the effective tax rate is as follows:

	2005 Restated	2004 Restated	2003 Restated
Computed statutory tax provision	$ 5,469	$ 2,668	$ (389)
Increase (decrease) resulting from			
Permanent items	5,957	1,906	3,414
State and local income taxes	(315)	29	(253)
Foreign taxes at lower effective rate	(2,937)	(1,116)	(842)
Other	1,091	592	33
Provision for income taxes	$ 9,265	$ 4,079	$ 1,964

Deferred income taxes consist of the following at December 31, 2005, 2004, and 2003:

	2005 Restated	2004 Restated	2003 Restated
Assets			
Accounts receivable and inventory reserves	$ 745	$ 719	$ 1,186
Inventory	360	399	600
Bonus and vacation accrual	2,125	1,156	1,087
Accrued rebates	19	28	136
State taxes	-	-	314
Workers compensation	359	-	-
Intangible assets, net	191	202	200
Other	227	15	122
	4,026	2,519	3,645
Liabilities			
Deferred profit on disposal of patent	2,379	-	-
Depreciation	3,782	3,764	3,571
Goodwill and intangibles	16,773	18,297	19,592
Other	1,106	412	317
	24,040	22,473	23,480
Net deferred income tax liability	$ (20,014)	$ (19,954)	$ (19,835)

12. Employee Benefit Plan

The Company sponsors a 401(k) profit sharing plan available for substantially all of its employees. The Company provides a discretionary matching contribution for participating employees. For the years ended December 31, 2005 and 2004 and period ended December 31, 2003, the Company has matched 50% of the employees' contribution, not to exceed 3% of compensation. The liability recorded relating to services provided in 2005, 2004 and 2003 was $1,673, $904 and $730, respectively.

13. **Redeemable Warrants Liability and Cumulative Effect of Change in Accounting Principles (Restated)**

In connection with the issuance of the subordinated promissory note in 2003, the Company issued warrants which provided holders the option to acquire 548 shares of the Company's common stock for $0.01 per share or the option to require the Company to redeem the warrants for cash. The warrants have a term of 10 years and may be redeemable by the Company at the option of the holders for fair value of the warrant or warrant shares. The fair market value of the warrants based upon a Black-Scholes pricing model, was used to reflect a reduction of the subordinated note of $4,227, based upon the relative fair market value of both instruments. The Company initially classified its warrants as equity instruments in accordance with Emerging Issues Task Force Issue No.88-9 *Put Warrants*.

Effective July 1, 2003, the Company was required to and did adopt SFAS No. 150 for accounting for the warrants. As a result, the warrants were reclassified from equity to a liability and measured at fair value at July 1, 2003. Based upon the Company's estimate of the fair value of the warrants at that time, the Company recorded a cumulative effect of $600 (net of taxes of $0) upon the adoption of SFAS No. 150. Subsequent changes in the warrants fair value after July 1, 2003 are included in warrants fair value provision in the Company's consolidated statements of operations.

The warrant agreements also contain anti-dilution protection. As a result, the Company is required to maintain the warrant holders' ownership percentage in the Company. To satisfy this provision, the Company issued additional warrants to the holders during 2005, 2004 and 2003 and recorded their fair value, determined based upon the Black Scholes pricing model. At December 31, 2005, there were 593 warrants outstanding.

The Company estimates the fair value of the warrants at each reporting date using an estimated common stock price, volatility and other assumptions in a Black-Scholes option pricing model. The estimated common stock price is determined based upon consideration of comparable company market multiples.

On December 9, 2004, the Company paid a dividend to its stockholders. In connection with the dividend, the warrant holders were entitled to receive the same dividend. The dividends the warrant holders received of $2,475 was recorded in warrants fair value provision in the Company's consolidated statements of operations.

14. **Stockholders' Equity**

The Company is authorized to issue 3,000 shares of one class of nonvoting preferred stock ($.01 per share par value). There are no shares issued at December 31, 2005, 2004 and 2003.

The Company is authorized to issue 22,000 shares of $0.01 par voting common stock, 10,074 shares were issued and outstanding at December 31, 2005 and 2004, 10,000 shares were issued and outstanding at December 31, 2003, with 11,682 shares held in treasury.

15. **Long-Term Incentive Plan**

The Company maintains a long-term incentive plan (LTIP) for certain employees. LTIP is based upon achieving certain three year rolling financial targets and maintaining current employment of the participant. The first measurement date is December 31, 2005. At December 31, 2005, 2004 and 2003, management has established an accrual for approximately $2,260, $1,047 and $2,300, respectively, which represents management's estimate of the amounts earned.

16. **Stock Option Plan**

On April 30, 2003, the Company's Board of Directors authorized a stock option plan (the "Plan"). Under the Plan, options to purchase shares of the Company's common stock may be granted to certain employees and directors with an exercise price equal to the estimated fair market value of Company's common stock on the date of grant. The Company has reserved 1,200 shares of common stock for issuance under the Plan.

The options granted during 2005 had an exercise price lower than the estimated fair value of the underlying stock at the date of the grant. The Company has recorded compensation expense of $2,189 related to these grants. All options have a term of ten years with options vesting generally over periods of five years, with provisions for acceleration of vesting if the Company is sold or completes an initial public offering.

Stock option activity for the years ending December 31, 2005 and 2004 and period ended December 31, 2003 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding on May 1, 2003	-	$ -
Granted	544	8,910
Forfeited	(13)	8,910
Outstanding on December 31, 2003	531	8,910
Granted	26	11,950
Forfeited	(6)	8,910
Outstanding on December 31, 2004	551	8,910
Granted	315	14,898
Forfeited	(12)	10,011
Exercised	(74)	8,910
Outstanding on December 31, 2005	780	$ 11,413

The following table summarizes information about stock options outstanding at December 31, 2005:

Options Outstanding				Options Vested	
Exercise Price	Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ 8,910	448	8.6	$ 8,910	59	8,910
12,900	20	8.2	12,900	-	-
13,453	224	9.1	13,453	-	-
18,625	88	9.2	18,625	56	18,625
	780			115	

Under SFAS No. 123, the fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model assuming, among other things, a risk-free interest rate of 4.05%, 3.43% and 3.27% in 2005, 2004 and 2003, respectively, no dividend yield, expected volatility of 0% and an expected life of five years. The weighted average fair value of the options granted during the year was $42,280, $3,727 and $1,240 per share for the years ended December 31, 2005 and 2004 and period ended December 31, 2003, respectively.

17. Related Party Transactions

RoundTable provides office space, secretarial services, sales support and other administrative services to the Company. Fees paid for such services were $323, $173 and $94 for the years ended December 31, 2005 and 2004 and period ended December 31, 2003, respectively. These amounts are included in Selling General and Administrative Expenses on the income statement.

18. Derivative Instruments

The Company entered into two interest rate swap agreements to hedge interest payments associated with outstanding debt. The swap agreements terminate on July 31, 2006. For the years ended December 31, 2005 and 2004 and the period ended December 31, 2003, the Company recorded (income) expense of $(160), $(78) and $199, respectively associated with the fair value of the swap agreements. These amounts are included in interest expense in the accompanying consolidated statements of operations. At December 31, 2005, the notional amounts of the swap agreements were both $9,000 with fixed rate of 2.97% and 2.23%, respectively.

19. **Commitments and Contingencies**

The Company leases certain real property and equipment under noncancelable operating leases, which expire at various dates through 2013.

Future minimum lease payments required under operating leases as of December 31, 2005 are as follows:

2006	$	542
2007		232
2008		248
2009		195
2010		186
Thereafter		111
	$	1,514

Rent expense charged to operations, including amounts paid under short-term cancelable leases, was $356 and $146 for the years ended December 31, 2005 and 2004, respectively.

The Company is involved in various litigation of a nature that is normal to its business. Management does not believe that the ultimate resolution of such matters will have a material impact on the financial position or the results of operations of the Company.

20. **Segments**

The Company operates in two reportable segments: (i) Surgical Specialties and (ii) InterV.

The Surgical Specialties segment manufacturers and supplies surgical needles, sutures, knives and other incision and wound care products used in ophthalmology, dentistry, cardiovascular, plastic and reconstructive surgery, microsurgery and veterinary surgery.

The InterV segment manufactures and supplies a broad line of proprietary products for the interventional radiology, radiation oncology, clinical oncology/haematology and urology markets.

The Company evaluates the performance of its segments based on operating income. Certain general and administrative expenses are allocated to a Corporate segment as they are not considered in evaluating each segment's operating performance. Other income and expenses that are not included in operating income including foreign exchange, investment income and interest expense are also not allocated to segments.

The following tables represent reportable segment information for the years ended December 31, 2005 and 2004 and period from May 1, 2003 to December 31, 2003:

	Year Ended December 31, 2005		Year Ended December 31, 2004		Period from May 1, 2003 to December 31, 2003	
Revenue						
Surgical specialties	$	95,689	$	82,496	$	50,389
InterV		78,961		74,841		42,263
Total revenue		174,650		157,337		92,652
Operating income						
Surgical specialties		30,904		14,981		6,693
InterV		16,809		16,419		8,128
Corporate		(6,239)		(3,754)		(803)
Total operating income		41,474		27,646		14,018
Other income (expense)		(25,849)		(20,022)		(15,130)
Income (loss) before income taxes		15,625		7,624		(1,112)
Other information						
Depreciation and amortization						
Surgical specialties		5,540		5,411		3,521
InterV		5,186		4,515		3,562
Corporate		201		634		404
		10,927		10,560		7,487
Purchases of long-lived assets						
Surgical specialties		1,347		1,169		428
InterV		4,031		3,772		1,063
Corporate		52		2		13
	$	5,430	$	4,943	$	1,504

The following tables represent total assets for each reportable segment at December 31, 2005, 2004 and 2003:

	December 31, 2005 $	December 31, 2004 $	December 31, 2003 $
Total assets			
Surgical specialties	$ 99,618	$ 101,889	$ 105,000
InterV	118,280	102,915	96,481
Corporate	3,874	11,754	5,162
	$ 221,772	$ 216,558	$ 206,643

Long-lived assets excluding goodwill and intangible assets:

	December 31, 2005 $	December 31, 2004 $	December 31, 2003 $
United States	$ 35,259	$ 35,307	$ 36,234
Europe	6,261	7,486	7,387
Other	377	-	-
	$ 41,897	$ 42,793	$ 43,621

The Company has not provided geographical information relating to revenues as such financial information is not readily available.

21. Company Sale

On March 23, 2006, the Company's stockholders sold all of their outstanding shares of common stock of the Company to Angiotech Pharmaceuticals, Inc for approximately $785 million in cash.

22. Guarantor's Financial Information

In connection with the acquisition of the Company, on March 23, 2006 Angiotech Pharmaceuticals, Inc. issued $250 million of Senior Subordinated Notes which bears interest at 7.75% (the "Senior Subordinated Notes"). Pursuant to the issuance of the Senior Subordinated Notes, the Company's domestic subsidiaries, American Medical Instruments, Inc., American Medical Instruments Holdings, Inc. and Subsidiaries, B.G. Sulzle, Inc., Manan Medical Products, Inc., Medical Device Technologies, Inc., Point Technologies, Inc., Surgical Specialties Corporation, and Surgical Specialties Puerto Rico, Inc. were required to provide full and unconditional senior subordinated guarantees for the Senior Subordinated Notes on a joint and several basis.

Following is the consolidating 2005 financial information pertaining to the Company ("Parent") and its subsidiary guarantors and subsidiary non-guarantors.

	Guarantors	Non-Guarantors	Eliminations	Consolidated Totals
			December 31, 2005	
Assets				
Current assets				
Cash and cash equivalents	$ (422)	4,825	$ -	$ 4,403
Accounts receivable, net	20,153	5,582	(1,659)	24,076
Due from intercompany	(15,074)	14,877	197	-
Inventories	24,101	4,014	(614)	27,501
Prepaid expenses and other current assets	2,612	-	-	2,612
Deferred income taxes	990	1,039	-	2,029
Total current assets	32,360	30,337	(2,076)	60,621
Property, plant and equipment, net	35,259	6,638	-	41,897
Goodwill	70,093	29	-	70,122
Intangible assets, net	48,023	1	-	48,024
Debt issuance costs, net	827	-	-	827
Investment in subsidiaries	30,504	-	(30,504)	-
Other assets	281	-	-	281
	$ 217,347	$ 37,005	$ (32,580)	$ 221,772
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable	$ 5,487	$ 2,378	$ (796)	$ 7,069
Accrued liabilities	13,297	1,519	-	14,816
Current maturities of long-term obligations	7,710	654	(864)	7,500
Total current liabilities	26,494	4,551	(1,660)	29,385
Long-term obligations, less current maturities	103,336	755	(755)	103,336
Deferred income taxes	22,043	-	-	22,043
Redeemable warrant liability	34,957	-	-	34,957
Other long-term liabilities	997	587	-	1,584
	161,333	1,342	(755)	161,920
Stockholders' equity				
Common stock	-	25,398	(25,398)	-
Additional paid in capital	127,159	3	(3)	127,159
Foreign currency translation adjustment	(252)	258	-	6
Retained earnings	5,540	5,453	(4,764)	6,229
Total stockholders' equity	132,447	31,112	(30,165)	133,394
Less treasury stock at cost (11,682 shares)	(102,927)	-	-	(102,927)
	29,520	31,112	(30,165)	30,467
Total liabilities and stockholders' equity	$ 217,347	$ 37,005	$ (32,580)	$ 221,772

| | December 31, 2005 | | | |
	Guarantors	Non-Guarantors	Eliminations	Consolidated Totals
Net sales	$ 152,365	$ 33,507	$ (11,222)	$ 174,650
Cost of sales	73,335	20,698	(10,889)	83,144
Gross profit	79,030	12,809	(333)	91,506
Operating expenses				
Selling, general and administrative	50,586	6,226	-	56,812
Research and development	2,193	1,148	-	3,341
Total operating expenses	52,779	7,374	-	60,153
Gain on sales of intellectual property	-	10,121	-	10,121
Operating income	26,251	15,556	(333)	41,474
Other expenses				
Interest expense	8,700	18	-	8,718
Warrants fair value provision	17,251	-	-	17,251
Other, net	(86)	(34)	-	(120)
Total other expenses	25,865	(16)	-	25,849
Income of subsidiaries	12,513	-	(12,513)	-
Income before income taxes	12,899	15,572	(12,846)	15,625
Provision for income taxes	6,176	3,059	30	9,265
Net income	$ 6,723	$ 12,513	$ (12,876)	$ 6,360

	December 31, 2005			
	Guarantors	Non-Guarantors	Consolidating Adjustments	Consolidated Totals
Operating activities				
Net income	$ 6,723	$ 12,513	$ (12,876)	$ 6,360
Adjustments to reconcile net income to				
net cash provided by operating activities				
Income of subsidiaries	(12,513)	-	12,513	-
Depreciation and amortization	10,512	415	-	10,927
Compensation expense related to stock options	2,189	-	-	2,189
Warrants fair value provision	17,251	-	-	17,251
Accretion to redemption value of long-term debt	818	-	-	818
Gain on s of intellectual property	-	(10,121)	-	(10,121)
Loss on disposal of property, plant and equipment	33	-	-	33
Deferred income taxes	60	-	-	60
Reclassification of net cash settlement on derivative instruments	-	(143)	-	(143)
Unrealized gain on derivative instruments	(17)	-	-	(17)
Changes in operating assets and liabilities, net of acquisitions				
Accounts receivable, net	(1,130)	(2,051)	-	(3,181)
Inventories, net	772	6	155	933
Prepaid expenses and other assets	3,458	(782)	-	2,676
Accounts payable and accrued liabilities	(6,634)	2,160	208	(4,266)
Net cash provided by operating activities	21,522	1,997	-	23,519
Investing activities				
Acquisition of PointTech, net of cash	(10,193)	-	-	(10,193)
Transaction costs	(162)	-	-	(162)
Purchases of property, plant and equipment	(2,020)	(302)	-	(2,322)
Purchase of license agreements	(3,108)	-	-	(3,108)
Net cash settlement on derivative instruments	-	143	-	143
Net proceeds from sales of intellectual property	-	3,232	-	3,232
Proceeds from sale of stock investment	-	6,889	-	6,889
Net cash used in investing activities	(15,483)	9,962	-	(5,521)
Financing activities				
Payments on long-term obligations including				
the revolver	(21,384)	-	-	(21,384)
Payments on acquired debt	(1,699)	-	-	(1,699)
Proceeds from issuance of common stock	657	-	-	657
Dividends paid	10,154	(10,154)	-	-
Net cash used in financing activities	(12,272)	(10,154)	-	(22,426)
Effect of change on cash	-	(57)	-	(57)
Net increase (decrease) in cash and				
cash equivalents	(6,233)	1,748	-	(4,485)
Cash and cash equivalents				
Beginning of period	5,811	3,077	-	8,888
End of period	$ (422)	$ 4,825	$ -	$ 4,403

Schedule B

American Medical Instruments Holdings, Inc.'s unaudited interim consolidated financial statements for the period ending March 22, 2006 and the quarter ended March 31, 2005.

American Medical Instruments Holdings, Inc.

Consolidated Financial Statements
For the period ended March 22, 2006 and the quarter ended March 31, 2005

(expressed in thousands of dollars)

(Unaudited)

American Medical Instruments Holdings, Inc.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET
(All amounts expressed in thousands of dollars)

	March 22, 2006 $ Restated (Note 2)	December 31, 2005 $ Restated (Note 2)
ASSETS		
Current		
Cash and cash equivalents	5,844	4,403
Accounts receivable, net	25,152	24,076
Income taxes receivable	14,263	-
Inventories (Note 4)	28,543	27,501
Prepaid expenses and other assets	1,605	2,612
Deferred income taxes	2,029	2,029
Total current assets	77,436	60,621
Property and equipment, net (Note 5)	41,462	41,897
Goodwill and intangible assets, net (Note 6)	116,951	118,146
Debt issuance costs, net (Note 6)	776	827
Other assets	22	281
	236,647	221,772
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	26,383	21,885
Current maturities of long-term obligations (Note 7)	7,500	7,500
Total current liabilities	33,883	29,385
Long-term obligations, less current maturities (Note 7)	103,511	103,336
Other long-term liabilities	36,478	36,541
Deferred income taxes	19,925	22,043
	159,914	161,920
Stockholders' equity		
Common stock, par value $0.001 per share, 22,000 shares authorized, 10,074 shares outstanding (Note 8)	-	-
Additional paid in capital	160,486	127,159
Foreign cumulative translation adjustment	145	6
Retained earnings (Deficit)	(14,854)	6,229
	145,777	133,394
Less treasury stock at cost (11,682 shares)	(102,927)	(102,927)
Total stockholders' equity	42,850	30,467
	236,647	221,772

See accompanying notes to the unaudited consolidated financial statements.

American Medical Instruments Holdings, Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(All amounts expressed in thousands of dollars, except per share and per share data)

	January 1, 2006 to March 22, 2006 $ Restated (Note 2)	January 1, 2005 to March 31, 2005 $ Restated (Note 2)
REVENUE		
Product sales	38,007	40,129
	38,007	40,129
EXPENSES		
Cost of goods sold	20,115	19,866
Research and development	859	866
Selling, general and administration	48,378	12,510
	69,352	33,242
Operating income (loss)	(31,345)	6,887
Other income (expenses):		
Investment and other income (expense)	(1,450)	43
Interest expense	(2,025)	(2,142)
Total other income (expenses)	(3,475)	(2,099)
Net income (loss) before income taxes	(34,820)	4,788
Income tax expense (recovery)	(13,737)	1,632
Net income (loss)	(21,083)	3,156

See accompanying notes to the unaudited consolidated financial statements.

American Medical Instruments Holdings, Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(All amounts expressed in thousands of dollars, except per share data)

	Common Shares		Treasury Common Stock		Additional paid in capital	Foreign Currency Translation Adjustment	Retained Earnings (Accumulated deficit)	Total
	Shares #	Amount $	Shares #	Amount $	$	$	$	$
Balance at December 31, 2005, as restated (Note 2)	**10,074**	**-**	**11,682**	**(102,927)**	**127,159**	**6**	**6,229**	**30,467**
Stock-based compensation	-	-	-	-	33,327	-	-	**33,327**
Comprehensive income								
Net loss	-	-	-	-	-	-	(21,083)	**(21,083)**
Foreign currency translation adjustments, net of tax	-	-	-	-	-	139	-	**139**
Total comprehensive income	-	-	-	-	33,327	139	(21,083)	**12,383**
Balance at March 22, 2006, as restated (Note 2)	**10,074**	**-**	**11,682**	**(102,927)**	**160,486**	**145**	**(14,854)**	**42,850**

See accompanying notes to the unaudited consolidated financial statements.

American Medical Instruments Holdings, Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of dollars)

	January 1, 2006 to March 22, 2006 $	January 1, 2005 to March 31, 2005 $
	Restated (Note 2)	Restated (Note 2)
OPERATING ACTIVITIES		
Net income (loss)	(21,083)	3,156
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:		
Depreciation and amortization	2,657	2,805
Non-cash interest expense	51	258
Accretion to redemption value of long-term debt	175	211
Write-off of long-lived assets	476	-
Deferred income taxes	(502)	(602)
Stock-based compensation	33,327	547
Net change in non-cash working capital items relating to operations		
Accounts receivable, net	(1,076)	(1,455)
Income taxes receivable	(14,263)	-
Inventories	(1,042)	(2,977)
Prepaid expenses and other	1,007	3,948
Accounts payable and accrued liabilities	(2,602)	(4,989)
Other	5,351	(1,670)
Cash provided by (used in) operating activities	2,476	(651)
INVESTING ACTIVITIES		
Acquisition of Point Technologies, Inc, net of cash acquired	(326)	-
Purchase of property, plant and equipment	(630)	(581)
Purchases of licence agreements	(218)	(1,465)
Cash used in investing activities	(1,174)	(2,046)
FINANCING ACTIVITIES		
Payment on long-term obligations	-	(4,509)
Cash used in financing activities	-	(4,509)
Effect of exchange rate on cash	139	(566)
Net increase (decrease) in cash and cash equivalents	1,441	(7,772)
Cash and cash equivalents, beginning of period	4,403	8,888
Cash and cash equivalents, end of period	5,844	1,116

See accompanying notes to the unaudited consolidated financial statements.

American Medical Instruments Holdings, Inc.

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts expressed in thousands of dollars, except per share data)
(Unaudited)

American Medical Instruments Holdings, Inc. and Subsidiaries (the "Company"), a Delaware corporation, is 65% owned by RoundTable Healthcare Partners, LP and RoundTable Healthcare Investors, LP (collectively referred to as "RoundTable") and 35% owned by Marmon Medical Companies LLC ("Marmon"). On February 1, 2006, the Company entered into a definitive agreement to sell all outstanding shares of common stock of the Company for approximately $785 million in cash to Angiotech Pharmaceuticals, Inc. The transaction closed on March 23, 2006. The Company is engaged in the manufacturing and distribution of needles, sutures, blades, biopsy instruments, and other incision and wound care products used in ophthalmology, orthopedics, plastic and reconstructive surgery, dental, general and cardiovascular surgery.

1.   BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2005.

In the opinion of management, all adjustments (which include reclassification and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at March 22, 2006 and for all periods presented, have been made. The results of operations for the three month period ended March 22, 2006 are not necessarily indicative of the results for the full year ending December 31, 2006.

2.   RESTATEMENT

The Company has restated its previously issued interim financial statements for the period ended March 22, 2006 and quarter ended March 31, 2005 to reflect the effect of the Company's errors identified and recorded in connection with the restated 2005 financial statements. In addition, the Company has restated the March 22, 2006 financial statements to correct additional errors in the current period ended March 22, 2006 including recording additional provisions for sales returns and discounts, inventory reserves, and other accrued liabilities. The Company also recorded write-offs of long lived assets and adjustments for other items.

The 2005 restated financial statements reflect the effects of the correction of errors in accounting for the Company's outstanding warrants, the determination of the new basis of assets and liabilities and a change in the allocation of the RoundTable basis to the assets and liabilities to the Company, deferred income taxes and equity in connection with the ownership change in 2003 and accounting for the debt refinancing in 2004.
The Company restated its 2006 financial statements for the effects of the items above and to correct errors that had the effect of reducing net income for the period ended March 22, 2006 by $1.7 million. The pre-tax adjustments included a reduction of revenue of $1.2 million to record additional provisions for sales returns and discounts and additional operating expenses to record additional inventory provisions of $0.7 million, a write-off of long-lived assets of $0.5 million and other items of $0.1 million. The net tax effect of the adjustments resulted in a reduction of income tax expense of $0.8 million.

The Company has restated its statements of cash flows in both interim periods to revise amounts previously reported as a result of the changes described above.

3. **SIGNIFICANT ACCOUNTING POLICIES**

All accounting policies are the same as described in the Company's audited consolidated financial statements for the year ended December 31, 2005.

4. **INVENTORIES**

	March 22, 2006 Restated $	December 31, 2005 $
Raw materials	9,344	8,267
Work in process	11,726	10,105
Finished goods	10,190	11,787
	31,260	30,159
Less: allowance for excess quantities and obsolescence	2,717	2,658
	28,543	27,501

5. **PROPERTY, PLANT AND EQUIPMENT**

	March 22, 2006 Restated $	December 31, 2005 $
Land	2,891	2,884
Building and improvements	23,114	24,323
Furniture and fixtures	1,497	2,929
Machinery and equipment	24,603	21,753
Construction in progress	1,401	585
	53,506	52,474
Accumulated depreciation and amortization	(12,044)	(10,577)
	41,462	41,897

6. **INTANGIBLE ASSETS**

	2006 Restated			2005 Restated		
	Original cost $	Accumulated Amortization $	Net $	Original cost $	Accumulated Amortization $	Net $
Patents and licences	14,955	(2,940)	12,015	14,737	(2,456)	12,281
Customer relationships	45,240	(14,538)	30,702	45,240	(13,403)	31,837
Trade names	5,330	(1,544)	3,786	5,330	(1,424)	3,906
Goodwill	70,448	-	70,448	70,122	-	70,122
	135,973	(19,022)	116,951	135,429	(17,283)	118,146
Debt issuance costs	1,075	(299)	776	1,075	(248)	827

7. **LONG-TERM OBLIGATIONS**

	March 22, 2006 Restated $	December 31, 2005 Restated $
Senior Term A	13,723	13,667
Senior Term B	97,288	97,169
	111,011	111,231
Less: current portion	(7,500)	(7,500)
Long-term debt, less current portion	103,511	103,336

8. **STOCKHOLDER'S EQUITY**

The Company is authorized to issue 3,000 shares of one class of nonvoting preferred stock ($.01 per share par value). There are no shares issued at March 22, 2006 and December 31, 2005.

The Company is authorized to issue 22,000 shares of $0.01 par voting common stock, 10,074 shares were issued and outstanding at March 22, 2006 (10,074 at December 31, 2005) with 11,682 shares held in treasury.

The Company issued warrants at their estimated fair value for 548 shares of common stock of the Company in conjunction with obtaining the subordinated promissory notes on May 1, 2003. The warrants will expire on May 1, 2013. The warrants have certain anti-dilution protection rights when additional shares are issued by the Company. During 2005, the Company issued 45 additional warrants. During 2006, no additional warrants were issued.

9. **STOCK OPTION PLAN**

On April 30, 2003, the Company's Board of Directors authorized a stock option plan (the "Plan"). Under the Plan, options to purchase shares of the Company's common stock may be granted to certain employees and directors with an exercise price equal to the estimated fair market value of Company's common stock on the date of grant. The Company has reserved 1,200 shares of common stock for issuance under the Plan.

Stock option activity for the period ending March 22, 2006 is as follows:

	Shares	Weighted-average exercise price
Outstanding on December 31, 2005	780	$11,413
Exercised	-	-
Outstanding on March 22, 2006	780	$11,413

Immediately prior to the Acquisition, the vesting of certain AMI options accelerated in accordance with the provisions of the AMI stock option plan. The impact of the accelerated vesting on stock-based compensation expense of $33.3 million for the period ended March 22, 2006 was recorded to SG&A.

10. RELATED PARTY TRANSACTIONS

RoundTable provides office space, secretarial services, sales support and other administrative services to the Company. Fees paid for such services are included in selling, general and administrative expenses on the income statement.

11. COMMITMENTS AND CONTINGENCIES

The Company leases certain real property and equipment under non-cancelable operating leases, which expire at various dates through 2013.

The Company is involved in various litigation of a nature that is normal to its business. Management does not believe that the ultimate resolution of such matters will have a material impact on the financial position or the results of operations of the Company.

12. SUBSEQUENT EVENTS

On March 23, 2006, Angiotech Pharmaceuticals, Inc. purchased 100% of the outstanding share of the Company and all debt was extinguished.

Schedule C

**RESTATED UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS
OF ANGIOTECH PHARMACEUTICALS, INC.**

Compilation Report
Restated Unaudited Pro Forma Consolidated Statements of Income for the year ended December 31, 2005
Restated Unaudited Pro Forma Consolidated Statements of Income for the three months ended March 31, 2006
Notes to Restated Unaudited Pro Forma Consolidated Statements of Income

COMPILATION REPORT ON
RESTATED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of
Angiotech Pharmaceuticals, Inc.

We have read the restated accompanying unaudited pro forma consolidated statements of income of Angiotech Pharmaceuticals, Inc. (the "Company") for the year ended December 31, 2005 and the three months ended March 31, 2006, and have performed the following procedures.

1. Compared the figures in the columns captioned "Angiotech Pharmaceuticals, Inc." to the audited consolidated statement of income of the Company for the year ended December 31, 2005 and to the unaudited interim consolidated statement of income for the three months ended March 31, 2006, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "American Medical Instruments Holdings, Inc." to the restated audited consolidated statement of income of American Medical Instruments Holdings, Inc. for the year ended December 31, 2005 and to the restated unaudited interim consolidated statement of income for the period ended March 22, 2006, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the restated pro forma consolidated financial statements comply as to form in all material respects with instruments and policies of the respective provincial securities administrators.

4. The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the restated pro forma consolidated statements comply as to form in all material respects with instruments and policies of the respective provincial securities administrators.

5. Read the notes to the restated pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Angiotech Pharmaceuticals, Inc." and "American Medical Instruments Holdings, Inc." for the year ended December 31, 2005 and for the three months ended March 31, 2006, and found the amounts in the columns captioned "Pro forma Combined" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ Ernst & Young LLP

Vancouver, Canada
November 17, 2006

CHARTERED ACCOUNTANTS

ANGIOTECH PHARMACEUTICALS, INC.

RESTATED UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
(All amounts expressed in thousands of U.S. dollars, except share and per share data)

For the year ended December 31, 2005

	Angiotech Pharmaceuticals, Inc. $	American Medical Instruments Holdings, Inc. $	Pro Forma Adjustments $	Pro Forma Combined $
REVENUE		Restated (Note 5)	(Note 3)	
Royalty revenue	189,203	-		**189,203**
Product sales	5,334	174,650		**179,984**
License fees	5,111	-		**5,111**
	199,648	174,650		**374,298**
EXPENSES				
License and royalty fees	28,345	-		**28,345**
Cost of goods sold	5,653	83,144	(1,151) (f)	**87,646**
Research and development	31,988	3,341		**35,329**
Selling, general and administration	37,837	56,812	(6,030) (f)	**89,843**
			1,224 (g)	
Depreciation and amortization	9,540	-	24,731 (f)	**35,032**
			761 (f)	
In-process research and development	54,957	-		**54,957**
Gain on sale of intellectual property	-	(10,121)		**(10,121)**
	168,320	133,176	19,535	**321,031**
Operating income	31,328	41,474	(19,535)	**53,267**
Other income (expenses):				
Foreign exchange gain	1,092	-		**1,092**
Investment and other income (expense)	10,006	(17,131)	(6,339) (e)	**4,008**
			221 (c)	
			17,251 (i)	
Interest expense on long-term debt	-	(8,718)	8,939 (c)	**(44,800)**
			(221) (c)	
			(44,800) (d)	
Write-down of investment	(5,967)	-		**(5,967)**
Total other income (expenses)	5,131	(25,849)		**(45,667)**
			(24,949)	
Income from continuing operations before income taxes	36,459	15,625	(44,484)	**7,600**
Income tax expense (recovery)	28,055	9,265	(22,076) (j)	**15,244**
Net income (loss) from continuing operations	8,404	6,360	(22,408)	**(7,644)**

Pro forma basic and diluted net loss from continuing operations per common share (Note 4)	**(0.09)**
Basic weighted average number of common shares outstanding (in thousands)	**84,121**
Diluted weighted average number of common shares outstanding (in thousands)	**85,724**

See accompanying notes to the restated unaudited pro forma consolidated statements of income.

ANGIOTECH PHARMACEUTICALS, INC.

RESTATED UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
(All amounts expressed in thousands of U.S. dollars, except share and per share data)

For the three months ended March 31, 2006

	Angiotech Pharmaceuticals, Inc. $	American Medical Instruments Holdings, Inc. $	Pro Forma Adjustments $	Pro Forma Combined $
REVENUE		Restated (Note 5)	(Note 3)	
Royalty revenue	41,090	-		**41,090**
Product sales	802	38,007		**38,809**
License fees	53	-		**53**
	41,945	38,007		**79,952**
EXPENSES				
License and royalty fees	6,513	-		**6,513**
Cost of goods sold	634	20,115		**20,749**
Research and development	9,488	859		**10,347**
Selling, general and administration	10,142	48,378	(1,590) (f)	**23,349**
			(33,887) (h)	
			306 (g)	
Depreciation and amortization	2,166	-	6,666 (f)	**9,046**
			214 (f)	
In-process research and development	1,042	-		**1,042**
	29,985	69,352	(28,291)	**71,046**
Operating income (loss)	11,960	(31,345)	28,291	**8,906**
Other income (expenses):				
Other expense	-	(1,450)		**(1,450)**
Foreign exchange gain	171	-		**171**
Investment and other income	2,704	-	(2,095) (e)	**609**
Interest expense on long-term debt	(989)	(2,025)	2,025 (c)	**(11,143)**
			(10,154) (d)	
Loss on redemption of available-for-sale securities	(1,477)	-	1,477 (e)	**-**
Total other income (expenses)	409	(3,475)	(8,747)	**(11,813)**
Income (loss) from continuing operations before income taxes	12,369	(34,820)	19,544	**(2,907)**
Income tax expense (recovery)	4,389	(13,737)	9,353 (j)	**5**
Net income (loss) from continuing operations	7,980	(21,083)	10,191	**(2,912)**

Pro forma basic and diluted net loss from continuing operations per common share (Note 4)		**(0.03)**
Basic weighted average number of common shares outstanding (in thousands)		**84,534**
Diluted weighted average number of common shares outstanding (in thousands)		**85,853**

See accompanying notes to the restated unaudited pro forma consolidated statements of income.

**NOTES TO THE RESTATED UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts expressed in thousands of U.S. dollars)**

1. **BASIS OF PRESENTATION**

The accompanying unaudited pro forma consolidated statements of income of Angiotech Pharmaceuticals, Inc. ("Angiotech") for the three month period ended March 31, 2006 and for the year ended December 31, 2005 have been prepared to give effect to the purchase of 100% of the outstanding shares of American Medical Instruments Holdings, Inc. ("AMI") (the "Acquisition") that is described in Note 2 below. These unaudited pro forma consolidated financial statements have been prepared by management of Angiotech using accounting policies consistent with those used in, and should be read in conjunction with, the historical audited consolidated financial statements and related notes of Angiotech for the year ended December 31, 2005 which were publicly filed on SEDAR and furnished to the SEC on a Form 6-K on EDGAR on March 2, 2006 and the historical unaudited consolidated financial statements and related notes of Angiotech for the first quarter ended March 31, 2006 which were publicly filed on SEDAR and furnished to the SEC on a Form 6-K on EDGAR on May 9, 2006.

In the opinion of Angiotech's management, the unaudited pro forma consolidated statements of income are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include all adjustments necessary for the fair presentation of the transaction.

The accompanying unaudited pro forma consolidated statements of income have been prepared to give effect to the Acquisition Transactions as if it had occurred as at January 1, 2005.

The unaudited pro forma consolidated statements of income for the three months ended March 31, 2006 and for the year ended December 31, 2005 have been prepared from:

- Angiotech's and AMI's restated historical audited consolidated statements of income for the year ended December 31, 2005;

- Angiotech's historical unaudited interim consolidated statement of income for the three months ended March 31, 2006;

- AMI's restated unaudited interim consolidated statement of income for the period ended March 22, 2006; and

- the adjustments and assumptions outlined in Note 3.

The pro forma adjustments for the Acquisition Transactions relating to fees and expenses, debt financing costs, interest expense and the purchase price equation are preliminary and based on information obtained to date and are subject to revision as additional information becomes available.

The unaudited pro forma consolidated statements of income may not necessarily be indicative of the results of operations that would have been achieved if the Acquisition Transactions had occurred on the dates noted above. In preparing these unaudited pro forma consolidated statements of income, no adjustments have been made to reflect ongoing costs or savings that may result from the Acquisition Transactions.

2. **ACQUISITION OF AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC.**

On March 23, 2006 Angiotech completed the acquisition of 100% of the equity of privately held AMI. The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets and liabilities of AMI are consolidated with those of Angiotech from March 23, 2006.

The Acquisition Transactions include:

*   the acquisition of 100% of the outstanding shares of AMI by Angiotech for cash consideration of $787.9 million funded from the debt financings noted below and the use of $214.9 million in cash sourced from Angiotech's short-term and long-term investments;

*   the incurrence of $350.0 million of long-term debt under the term loan portion of Angiotech's new senior credit facility;

*   the issuance of $250.0 million of Angiotech's senior subordinated notes;

*   estimated direct and incremental third party acquisition costs of $8.6 million related to the Acquisition Transactions; and

*   estimated financing costs of $18.4 million related to debt financing.

3. **PRO FORMA ADJUSTMENTS AND ASSUMPTIONS**

The pro forma consolidated statements of income give pro forma effect to the following:

(a) Incurrence of $600.0 million of long-term debt to finance the Acquisition including the incurrence of $350.0 million of indebtedness under the term loan portion of our new senior credit facility and the net proceeds from the issuance of $250.0 million of our senior subordinated notes. Acquisition and debt financing costs are estimated to be $8.6 and $18.4 million, respectively.

The cash sources and uses of funds in connection with the Acquisition Transactions are as follows:

Sources of Funds	Amount $	Uses of Funds	Amount $
Cash from existing short-term investments	85,952	Cash paid to AMI stockholders	672,056
Cash from existing long-term investments	128,941	Cash paid to discharge existing AMI debt	115,869
Term loan facility	350,000	Acquisition costs	8,583
Senior subordinated notes	250,000	Financing costs	18,385
Total sources	814,893	Total uses	814,893

(b) The Acquisition will be accounted for under the purchase method of accounting at closing with Angiotech identified as the acquirer in accordance with Financial Accounting Standards Board (FASB) Statement No. 141, *Business Combinations*.

The purchase price will be assigned to the specific assets acquired and liabilities assumed based on fair values at closing. Certain components of the asset valuations are subject to independent valuation. Accordingly, the allocation set out below is preliminary and may be materially different from the actual closing amounts.

Based on the preliminary estimated fair values of the assets and liabilities of AMI at December 31, 2005, the purchase price of $787.9 million plus $8.6 million of estimated acquisition costs would be allocated as follows:

	$
Current assets	73,668
Property, plant and equipment	48,500
Identifiable intangible assets	191,600
Goodwill	602,345
Accounts payable and accrued liabilities	(25,104)
Deferred income tax liabilities	(92,917)
Other long-term liabilities	(1,584)
Total estimated purchase price	796,508

For the year ended December 31, 2005, the stockholders' equity of AMI, including additional paid in capital of $24.2 million, retained earnings of $6.2 million and accumulated other comprehensive income of $6,000, has been eliminated on consolidation.

The estimated intangible assets of $793.9 million acquired in the Acquisition will be allocated between goodwill and other identifiable intangible assets. Such allocation will be dependent on an external valuation, completion of management's analysis of the intangible assets acquired and other relevant market factors. For the purpose of the pro forma financial statements, the intangible assets have been allocated $602.3 million to goodwill and $191.6 million to identifiable intangible assets.

In accordance with Financial Accounting Standards Board (FASB) Statement No. 142, *Goodwill and Other Intangible Assets,* goodwill is not subject to amortization and amounts allocated to identifiable intangible assets with finite lives are to be amortized over the estimated useful lives of the assets.

(c) AMI interest expense of $8.9 and $2.0 million has been eliminated as a result of the repayment of AMI debt for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, and AMI interest income of $0.2 million for the year ended December 31, 2005 has been reclassified.

(d) Pro forma adjustment to interest expense of $44.8 and $10.2 million relating to the debt incurred by Angiotech to finance the Acquisition is recognized for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, calculated as follows:

	Pro Forma Interest Expense	
	For the three months ended March 31, 2006 $	For the year ended December 31, 2005 $
$350,000 and $346,500 senior term loan facility, estimated interest rate of 6.42% and 6.42% (LIBOR + 1.50%) for the year ended December 31, 2005 and for the three months ended March 31, 2006, respectively	5,561	22,470
$250,000 senior subordinated notes, interest rate of 7.75% due 2014	4,844	19,375
Revolving credit facility commitment fees	94	380
Amortization of deferred financing costs	644	2,575
Interest expense recorded	(989)	-
Net pro forma adjustment to interest expense	10,154	44,800

(e) Angiotech investment income of $6.3 and $2.1 million has been reduced for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, due to the use of $214.9 million of cash on hand to finance the Acquisition using Angiotech's average 2005 investment yield of 2.9% and Angiotech's average quarterly investment yield of 3.9%. The loss on redemption of available-for-sale securities of $1.5 million for the three months ended March 31, 2006 has been eliminated.

(f) Incremental depreciation and amortization expense of $18.3 and $5.3 million has been recognized for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, relating to fair market value of identifiable intangible assets and property, plant and equipment acquired. Depreciation and amortization expense has been calculated using an estimated average useful life of 7.75 years for intangible assets and 4.6 years for property, plant and equipment as follows:

	Pro Forma Depreciation and Amortization Expense	
	For the three months ended March 31, 2006 $	For the year Ended December 31, 2005 $
Fair market value of identifiable intangible assets acquired	191,600	191,600
Amortization expense for the period using estimated life of 7.75 years	6,666	24,731
Less: Reversal of AMI amortization expense included in cost of goods sold	-	(1,151)
Less: Reversal of AMI amortization expense included in selling, general and administration	(1,590)	(6,030)
Net pro forma adjustment to amortization expense	5,076	17,550
Fair market value of property, plant and equipment acquired	48,500	48,500
Less: Book value of property, plant and equipment acquired	(41,462)	(41,897)
Excess of fair market value of property, plant and equipment acquired over book value	7,038	6,603
Less: Amount relating to non-depreciable assets	(3,081)	(3,081)
Total depreciable balance	3,957	3,522
Net pro forma adjustment to depreciation expense for the period using estimated life of 4.6 years	214	761
Net pro forma adjustment to depreciation and amortization expense	5,290	18,311

(g) Recognition of additional stock-based compensation expense of $1.2 and $0.3 million for AMI Replacement Options for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, under the fair value provisions of Standards of Financial Accounting Board ("SFAS") No. 123(R) *"Share-Based Payment"*, a revision to SFAS 123 *"Accounting for Stock-Based Compensation"* adopted by Angiotech, effective January 1, 2006.

(h) Elimination of AMI stock-based compensation expense of $33.3 million for the three months ended March 31, 2006. Immediately prior to the Acquisition, the vesting of certain AMI options accelerated in accordance with the provisions of the AMI stock option plan. The impact of the accelerated vesting on pro forma stock-based compensation expense has been eliminated in these unaudited pro forma consolidated financial statements for the three months ended March 31, 2006. Due to the vesting and subsequent exercise of non-qualified stock option exercises, employer withholdings of $0.6 million was recorded by AMI and has been eliminated in these unaudited pro forma consolidated financial statements for the three months ended March 31, 2006.

(i) Elimination of AMI non-cash expense of $17.3 million relating to a change in fair value of warrant liabilities for the year ended December 31, 2005.

(j) Net increase (reduction) of provision for income taxes of ($22.1) and $9.4 million for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, relating to the net changes to interest expense, reduction of interest income, incremental amortization of intangible assets, incremental depreciation of property, plant and equipment and stock-based compensation described in notes 3(c), (d), (e), (f), (g) and (h). The effects on the provision for income taxes for the year ended December 31, 2005 were determined by applying an effective tax rate to the previously mentioned pro forma adjustments of 34.9% and 39.8% for the adjustments relating to Angiotech and to AMI, respectively. The effects on the provision for income taxes for the three months ended March 31, 2006 were determined by applying effective tax rates to the previously mentioned pro forma adjustments varying from 26.0% to 40.0 % and 40.0% for the adjustments relating to Angiotech and to AMI, respectively.

4. **PRO FORMA LOSS PER SHARE**

No effect has been given to the potential exercise of the AMI Replacement Options convertible into Angiotech shares in the calculation of diluted net loss per common share for the year ended December 31, 2005 and the three months ended March 31, 2006, as the effect of including them would be anti-dilutive.

5. **RESTATEMENT**

The historical AMI financial statements have been restated to give effect to the correction of errors relating to (i) the accounting for the AMI asset values recorded in connection with the acquisition of 65% of AMI by one of the parties from whom Angiotech acquired AMI, (ii) the accounting for warrants issued by AMI as a liability and (iii) accounting for the effects of changes in a debt instrument which occurred in 2004. In addition, the historical financial statements of AMI for the period ended March 22, 2006 have been restated to record additional provisions for sales returns and discounts and other operating expenses previously not recorded. For additional information, see note 2 of the AMI restated consolidated financial statements for the year ended December 31, 2005 and the period ended March 22, 2006.

Exhibit 6

PROPOSED OFFERING OF SENIOR FLOATING RATE NOTES DUE 2013

VANCOUVER, BC, November 27, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, today announced that it intends to offer U.S.$325 million in aggregate principal amount of senior floating rate notes due 2013 in a private placement, subject to market and other conditions. The notes will be the company's unsecured senior obligations and will rank equally in right of payment to all of the company's existing and future senior indebtedness.

The net proceeds of the offering, plus cash on hand, will be used to repay the outstanding principal amount under the company's senior secured term loan facility. The company intends to terminate its existing revolving credit facility when it repays its senior secured term loan facility.

The notes will be offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and outside the United States to non-United States persons in compliance with Regulation S under the Securities Act. The notes have not been registered under the Securities Act and may not be offered or sold within the United States, or to, or for the account or benefit of, United States persons absent such registration, except pursuant to an exemption from, or in a transaction not subject to, such registration requirement. The notes will also be offered and sold in certain provinces of Canada on a private placement basis only to those permitted to purchase notes in accordance with applicable securities laws.

In connection with the proposed offering of notes, the company has filed with United States and Canadian securities regulatory authorities unaudited pro forma consolidated financial statements for the nine months ended September 30, 2006 and the year ended December 31, 2005, which are available at www.sec.gov/edgar.shtml and at www.sedar.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Note on Forward Looking Statements:

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; adverse findings related to the safety and/or efficacy of our products or products sold by our partners; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and many other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. ("AMI"); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission. For a more thorough discussion of the risks associated with our business, see the "Risk Factors" section in our Form 40-F for the year ended December 31, 2005.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

About Angiotech Pharmaceuticals
Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with 17 facilities in 6 countries and over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

FOR ADDITIONAL INFORMATION:

Investors: **Media:**

Deirdre Neary   Jodi Regts
Manager, Investor Relations   Manager, Corporate Communications
Angiotech Pharmaceuticals, Inc.   Angiotech Pharmaceuticals, Inc.
(604) 222-7056   (604) 221-7930
dneary@angio.com   jregts@angio.com

Exhibit 7

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated statements of income of Angiotech Pharmaceuticals, Inc. ("Angiotech") for the year ended December 31, 2005 and the nine month period ended September 30, 2006 give effect to our acquisition (the "Acquisition") of 100% of the outstanding shares of American Medical Instruments Holdings, Inc. ("AMI") and to the refinancing (the "Refinancing", as defined below) as if such transactions had occurred on January 1, 2005. The following unaudited pro forma consolidated balance sheet as of September 30, 2006 gives pro forma effect to the Refinancing as if it had occurred on September 30, 2006.

The Acquisition includes:

o   the acquisition of 100% of the outstanding shares of AMI by Angiotech on March 23, 2006 for cash consideration of $787.9 million funded from the debt financings noted below and the use of $214.9 million in cash sourced from our short-term and long-term investments;

o   the incurrence on March 23, 2006 of $350 million aggregate principal amount of long-term debt under the term loan portion of our senior credit facility;

o   the issuance on March 23, 2006 of $250 million aggregate principle amount of our senior subordinated notes; and

o   fees and expenses of $27 million related to the Acquisition.

The Refinancing includes:

o   the repayment of all amounts outstanding under the term loan portion of our senior credit facility and the termination of our $75 million revolving credit facility put in place to finance the Acquisition;

o   the proposed issuance of $325 million aggregate principal amount of our new senior floating rate notes which today have announced our intention to offer; and

o   the incurrence of estimated fees and expenses of $6.7 million related to the Refinancing.

The unaudited pro forma consolidated financial statements have been prepared on a U.S. generally accepted accounting principles ("GAAP") basis consistent with those principles used in, and should be read in conjunction with, the historical unaudited consolidated financial statements and related notes of Angiotech for the nine months ended September 30, 2006 and the historical audited consolidated financial statements and related notes of each of Angiotech and AMI for the year ended December 31, 2005.

The pro forma adjustments for the Acquisition and Refinancing relating to fees and expenses, debt issuance costs and interest expense are preliminary and based on information obtained to date and are subject to revision as additional information becomes available. The actual effects of the Refinancing will be made as of the closing date of the Refinancing and may differ from those reflected in the pro forma adjustments shown in these unaudited pro forma consolidated financial statements and described in the accompanying notes to such statements.

The unaudited pro forma consolidated financial statements are for illustrative and informational purposes only and should not be considered indicative of the results that would have been achieved had the Acquisition or Refinancing been consummated on the dates or for the periods indicated and do not purport to represent consolidated balance sheet data or statement of income data or other financial data as of any future date or any future period.

ANGIOTECH PHARMACEUTICALS, INC.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
As at September 30, 2006
(in thousands of U.S.$)

	Angiotech Pharmaceuticals, Inc.	Pro Forma Adjustments relating to the Refinancing		Pro Forma
ASSETS:		(Note 4)		
Current				
Cash and cash equivalents	$ 81,700	$ 325,000	(4a)	$ 78,772
		(327,928)	(4a)	
Short-term investments	8,000			**8,000**
Accounts receivable, net	24,674			**24,674**
Inventories	31,608			**31,608**
Deferred income taxes	5,234			**5,234**
Prepaid expenses and other current assets	5,174			**5,174**
Assets from discontinued operations	16,757			**16,757**
Total current assets	173,147	(2,928)		**170,219**
Long-term investments	43,311			**43,311**
Property, plant and equipment , net	60,591			**60,591**
Intangible assets, net	250,805			**250,805**
Goodwill	643,197			**643,197**
Deferred financing costs, net	17,065	6,700	(4a)	**14,642**
		(9,123)	(4a)	
Deferred income taxes	4,154			**4,154**
Other assets	2,133			**2,133**
	$ 1,194,403	$ (5,351)		**$ 1,189,052**
LIABILITIES AND STOCKHOLDERS' EQUITY:				
Current				
Accounts payable and accrued liabilities	39,773			**39,773**
Income taxes payable	16,829			**16,829**
Interest payable	1,319	(1,319)	(4a)	**-**
Deferred revenue – current portion	1,630			**1,630**
Long-term debt – current portion	3,215	(3,215)	(4a)	**-**
Liabilities from discontinued operations	3,156			**3,156**
Total current liabilities	65,922	(4,534)		**61,388**
Deferred revenue	1,474			**1,474**
Deferred income taxes	72,356			**72,356**
Deferred leasehold inducement	2,683			**2,683**
Long-term debt	566,694	325,000	(4a)	**575,000**
		(316,694)	(4a)	
	643,207	8,306		**651,513**
Stockholders' equity				
Share capital	470,124			**470,124**
Additional paid in capital	26,330			**26,330**
Accumulated deficit	(29,319)	(9,123)	(4a)	**(38,442)**
Accumulated other comprehensive income	18,139			**18,139**
Total stockholders' equity	485,274	(9,123)		**476,151**
	$ 1,194,403	$ (5,351)		**$ 1,189,052**

See accompanying notes to the unaudited pro forma consolidated financial statements.

ANGIOTECH PHARMACEUTICALS, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
For the nine months ended September 30, 2006
(in thousands of U.S.$, except share and per share data)

	Angiotech Pharmaceuticals, Inc. Nine months ended September 30, 2006	American Medical Instruments Holdings, Inc. January 1, 2006 to March 22, 2006	Pro Forma Adjustments relating to Acquisition	Subtotal	Pro Forma Adjustments relating to Refinancing	Pro Forma Combined
		Restated (Note 5)	(Note 3)		(Note 4)	
REVENUE:						
Royalty revenue	$ 127,779	$ -		$ 127,779		**$ 127,779**
Product sales	93,864	38,007	(3,060) (3i)	128,811		**128,811**
License fees	179	-		179		**179**
	221,822	38,007	(3,060)	256,769		**256,769**
EXPENSES:						
License and royalty fees	19,496	-		19,496		**19,496**
Cost of products sold	45,663	20,115	(2,257) (3i)	63,521		**63,521**
Research and development	33,228	859		34,087		**34,087**
Selling, general and administration	54,505	48,378	(2,066) (3e)	66,619		**66,619**
			306 (3f)			
			(33,887) (3g)			
			(617) (3i)			
Depreciation and amortization	21,726	-	273 (3e)	22,026		**22,026**
			172 (3e)			
			(145) (3i)			
In-process research and development	1,042	-		1,042		**1,042**
	175,660	69,352	(38,221)	206,791		**206,791**
Operating income (loss)	46,162	(31,345)	35,161	49,978		**49,978**
Other income (expenses):						
Foreign exchange gain	1,778	-		1,778		**1,778**
Investment and other income (expense)	5,494	(1,450)	(2,095) (3d)	1,949		**1,949**
Interest expense	(23,611)	(2,025)	2,025 (3b)	(34,137)	18,792 (4b)	**(38,540)**
			(10,526) (3c)		(23,195) (4b)	
Gain (loss) on redemption of investments	(413)	-		(413)		**(413)**
Total other income (expenses)	(16,752)	(3,475)	(10,596)	(30,823)	(4,403)	**(35,226)**
Income from continuing operations before income taxes	29,410	(34,820)	24,565	19,155	(4,403)	**14,752**
Income tax expense (recovery)	12,256	(13,737)	11,593 (3j)	10,112	(1,145) (4c)	**8,967**
Net income (loss) from continuing operations	$ 17,154	$ (21,083)	$ 12,972	$ 9,043	$ (3,258)	**$ 5,785**

Pro forma basic and diluted net income from continuing operations per common share	**$ 0.07**
Basic weighted average number of common shares outstanding (in thousands)	**84,674**
Diluted weighted average number of common shares outstanding (in thousands)	**85,484**

See accompanying notes to the unaudited pro forma consolidated financial statements.

ANGIOTECH PHARMACEUTICALS, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
For the year ended December 31, 2005
(in thousands of U.S.$, except share and per share data)

	Angiotech Pharmaceuticals, Inc.	American Medical Instruments Holdings, Inc. Restated (Note 5)	Pro Forma Adjustments relating to Acquisition (Note 3)	Subtotal	Pro Forma Adjustments relating to Refinancing (Note 4)	Pro Forma Combined
REVENUE:						
Royalty revenue	$ 189,203	$ -		$ 189,203		**$ 189,203**
Product sales	5,334	174,650	(7,702) (3i)	172,282		**172,282**
License fees	5,111	-		5,111		**5,111**
	199,648	174,650	(7,702)	366,596		**366,596**
EXPENSES:						
License and royalty fees	28,345	-		28,345		**28,345**
Cost of products sold	5,653	83,144	(1,151) (3e)	81,547		**81,547**
			(6,099) (3i)			
Research and development	31,988	3,341		35,329		**35,329**
Selling, general and administration	37,837	56,812	(6,030) (3e)	88,734		**88,734**
			1,224 (3f)			
			(1,109) (3i)			
Depreciation and amortization	9,540	-	24,731 (3e)	34,452		**34,452**
			761 (3e)			
			(580) (3i)			
In-process research and development	54,957	-		54,957		**54,957**
Gain on sales of intellectual property	-	(10,121)		(10,121)		**(10,121)**
	168,320	133,176	11,747	313,243		**313,243**
Operating income	31,328	41,474	(19,449)	53,353		**53,353**
Other income (expenses):						
Foreign exchange gain	1,092	-		1,092		**1,092**
Investment and other income (expense)	10,006	(17,131)	(6,339) (3d)	4,008		**4,008**
			221 (3b)			
			17,251 (3h)			
Interest expense	-	(8,718)	8,939 (3b)	(46,744)	26,310 (4b)	**(51,454)**
			(221) (3b)		(31,020) (4b)	
			(46,744) (3c)			
Write-down of investment	(5,967)	-	-	(5,967)		**(5,967)**
Total other income (expenses)	5,131	(25,849)	(26,893)	(47,611)	(4,710)	**(52,321)**
Income from continuing operations before income taxes	36,459	15,625	(46,342)	5,742	(4,710)	**1,032**
Income tax expense (recovery)	28,055	9,265	(22,720) (3j)	14,600	(1,644) (4c)	**12,956**
Net income (loss) from continuing operations	$ 8,404	$ 6,360	$ (23,622)	$ (8,858)	$ (3,066)	**$ (11,924)**

Pro forma basic and diluted net loss from continuing operations per common share	**$ (0.14)**
Basic and diluted weighted average number of common shares outstanding (in thousands)	**84,121**

See accompanying notes to the unaudited pro forma consolidated financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements give effect to the Acquisition for cash consideration of $787.9 million plus transaction costs of $27 million. Angiotech financed the transaction with a combination of long-term debt obligations, including the incurrence of $350 million of indebtedness under the term loan portion of its senior credit facility, net proceeds from the issuance of $250 million of its senior subordinated notes, and existing cash on hand of $214.9 million.

The unaudited pro forma consolidated financial statements also give effect to the repayment of all amounts outstanding under the term loan portion of the senior credit facility, the termination of the revolving credit facility, and the issuance of $325 million of the Company's new senior floating rate notes.

The unaudited pro forma consolidated financial statements have been prepared on a U.S. GAAP basis and include:

• an unaudited pro forma consolidated balance sheet as at September 30, 2006 which gives pro forma effect to the Refinancing as if it had occurred on September 30, 2006; and

• unaudited pro forma consolidated statements of income for the nine months ended September 30, 2006 and the year ended December 31, 2005 which reflect the Acquisition and Refinancing as if they had occurred on January 1, 2005.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical unaudited consolidated financial statements and related notes of Angiotech for the nine months ended September 30, 2006 and the historical audited consolidated financial statements of Angiotech and the restated historical audited consolidated financial statements of AMI for the year ended December 31, 2005.

The unaudited pro forma consolidated financial statements may not necessarily be indicative of the financial position and results of operations that would have been achieved if the Acquisition or Refinancing had occurred on the dates or for the periods noted above. In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect ongoing costs or savings that may result from the Acquisition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed in preparing the unaudited pro forma consolidated financial statements are those used by Angiotech and AMI as set forth in their historical audited consolidated financial statements.

3. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS RELATING TO ACQUISITION

The pro forma consolidated financial statements give pro forma effect to the following relating to the Acquisition of AMI:

(a) The Acquisition was accounted for under the purchase method of accounting with Angiotech identified as the acquirer in accordance with Financial Accounting Standards Board (FASB) Statement No. 141, *"Business Combinations"*.

The assets and liabilities of AMI were included in the Company's historic consolidated financial statements from March 23, 2006, the date of acquisition. Total consideration of $796.5 million, including acquisition costs of $8.6 million, was allocated to the assets acquired and liabilities assumed based on fair values at the date of acquisition resulting in preliminary identifiable intangible assets of $212.2 million and goodwill of $582.0 million as at March 23, 2006. Subsequent to the acquisition the Company performed more detailed valuation procedures on the assets acquired and obtained additional information on allocations made at March 23, 2006 resulting in updated purchase price allocations to identifiable intangible assets of $191.6 million and goodwill of $587.1 million as of September 30, 2006. The decrease in value allocated to identifiable intangibles was primarily due to an increase in value allocated to other current receivables. The allocation of the purchase price of the net assets acquired may vary if additional information becomes available on estimates made in the purchase price allocation.

Total fair value of the consideration given was allocated to the assets acquired and liabilities assumed based upon their estimated fair values, as follows:

(in thousands U.S.$)	
Current assets	$ 89,271
Property, plant and equipment	48,500
Identifiable intangible assets	191,600
Goodwill	587,058
Deferred income tax asset	6,747
Current liabilities	(39,090)
Deferred income tax liability	(87,578)
Total estimated purchase price	$ 796,508

In accordance with Financial FASB Statement No. 142, *"Goodwill and Other Intangible Assets",* goodwill is not subject to amortization and amounts allocated to identifiable intangible assets with finite lives are to be amortized over the estimated useful lives of the assets ranging from 9 months to 12 years.

(b) AMI interest expense of $2.0 and $8.9 million has been eliminated as a result of the repayment of AMI debt for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, and AMI interest income of $0.2 million for the year ended December 31, 2005, has been reclassified.

(c) Pro forma interest expense of $34.1 and $46.7 million relating to the debt incurred by Angiotech to finance the Acquisition is recognized for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, calculated as follows:

(in thousands U.S.$)	Pro Forma Interest Expense
	Nine months ended September 30, 2006
Interest expense recorded by Angiotech for the nine months ended September 30, 2006	$ 23,611
Add: Pro forma interest expense for the period January 1, 2006 to March 22, 2006 relating to:	
$350,000 senior secured term loan facility, using pro forma interest rate of 6.88% (LIBOR + 1.50%)	5,418
$250,000 senior subordinated notes, interest rate of 7.75% due 2014	4,413
Revolving credit facility commitment fees	84
Amortization of debt issuance costs	611
Total pro forma adjustment	10,526
Total pro forma interest expense	$ 34,137

If the interest rate used to calculate pro forma interest expense on the senior term loan facility increased or decreased by 0.125%, total pro forma interest expense would increase or decrease by $0.1 million for the nine months ended September 30, 2006.

(in thousands U.S.$)	Pro Forma Interest Expense Year ended December 31, 2005
Pro forma interest expense for the period from January 1, 2005 to December 31, 2005 relating to:	
$350,000 senior term loan facility, using pro forma interest rate of 6.88% (LIBOR + 1.50%)	$ 24,414
$250,000 senior subordinated notes, interest rate of 7.75% due 2014	19,375
Revolving credit facility commitment fees	380
Amortization of debt issuance costs	2,575
Total pro forma adjustment and interest expense	$ 46,744

If the interest rate used to calculate pro forma interest expense on the senior term loan facility increased or decreased by 0.125%, total pro forma interest expense would increase or decrease by $0.4 million for the year ended December 31, 2005.

(d) Angiotech investment income has been reduced by $2.1 and $6.3 million for the nine months ended September 30, 2006, and the year ended December 31, 2005, respectively, due to the use of $214.9 million of cash on hand to finance the Acquisition using Angiotech's average 2005 investment yield of 2.95% and Angiotech's average quarterly investment yield of 3.90%.

(e) An increase (decrease) in depreciation and amortization expense of $(1.6) million and $18.3 million has been recognized for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, relating to fair market value of identifiable intangible assets and property, plant and equipment acquired. Depreciation and amortization expense has been calculated using estimated average useful lives ranging from 9 months to 12 years for intangible assets and 4.6 years for property, plant and equipment as follows:

(in thousands U.S.$)	Pro Forma Depreciation and Amortization Expense	
	Nine months ended September 30, 2006	Year ended December 31, 2005
Intangible assets:		
Fair market value of identifiable intangible assets acquired with estimated useful lives:		
Greater than one year	$ 185,800	$ 185,800
Less than one year	5,800	5,800
Total	191,600	191,600
Amortization expense for the period using estimated useful lives:		
Greater than one year	14,198	18,931
Less than one year	-	5,800
Total	14,198	24,731
Less: Reversal of Angiotech amortization expense relating to AMI acquisition	(13,925)	-
Less: Reversal of AMI amortization expense included in cost of goods sold	-	(1,151)
Less: Reversal of AMI amortization expense included in selling, general and administration	(2,066)	(6,030)
Net pro forma adjustment to amortization expense	$ (1,793)	$ 17,550

Property, plant and equipment:

Fair market value of property, plant and equipment acquired	48,500	48,500
Less: Book value of property, plant and equipment acquired	(41,897)	(41,897)
Excess of fair market value of property, plant and equipment acquired over book value	6,603	6,603
Less: Amount relating to non-depreciable assets	(3,081)	(3,081)
Total depreciable balance	3,522	3,522
Pro forma adjustment to depreciation expense using estimated life of 4.6 years	568	761
Less: Angiotech depreciation expense recorded relating to excess fair market value	(396)	-
Net pro forma adjustment to depreciation expense	$ 172	$ 761
Net pro forma adjustment to depreciation and amortization expense	$ (1,621)	$ 18,311

(f) Recognition of additional stock-based compensation expense of $0.3 million and $1.2 million for replacement options to former AMI employees for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, under the fair value provisions of Statement of FASB Statement No. 123(R) *"Share-Based Payment"*, a revision to FASB Statement No. 123 *"Accounting for Stock-Based Compensation"* adopted by Angiotech, effective January 1, 2006.

(g) Elimination of AMI stock-based compensation expense of $33.3 million for the nine months ended September 30, 2006. Upon closing of the Acquisition, the vesting of certain AMI options accelerated in accordance with the provisions of the AMI stock option plan. The impact of the accelerated vesting on pro forma stock-based compensation expense has been eliminated in these unaudited pro forma consolidated financial statements for the nine months ended September 30, 2006. Due to the vesting and subsequent exercise of non-qualified stock option exercises, employer withholdings of $0.6 million was recorded by AMI and has been eliminated in these unaudited pro forma consolidated financial statements for the nine months ended September 30, 2006.

(h) Elimination of AMI non-cash expense of $17.3 million relating to a change in fair value of warrant liabilities for the year ended December 31, 2005.

(i) Reclassification of the net operating results of certain operating subsidiaries acquired through the AMI acquisition as discontinued operations. During the third quarter of 2006, we determined that certain operating subsidiaries including American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and Point Technologies S.A. located in Costa Rica were not aligned with our current business strategy and met the criteria at September 30, 2006 to reflect such operations as discontinued under FASB Statement No. 144 *"Accounting for the Impairment or Disposal of Long-Lived Assets"*. Net income (loss) from the discontinued operations of these AMI subsidiaries amounted to $25,000 for the period from January 1, 2006 to March 22, 2006 and ($52,000) for the year ended December 31, 2005 summarized as follows:

(in thousands U.S.$)	Pro Forma Adjustment for Discontinued Operations	
	Nine months ended September 30, 2006	Year ended December 31, 2005
Revenue:		
Product sales	$ 3,060	$ 7,702
Expenses:		
Cost of products sold	2,257	6,099
Selling, general and administrative	617	1,109
Depreciation and amortization	145	580
	3,019	7,788
Income (loss) before tax	41	(86)
Income tax expense (recovery)	16	(34)
Net income (loss) from discontinued operations	$ 25	$ (52)

(j) Net increase (reduction) of provision for income taxes of $11.6 and $(22.7) million for the nine months ended September 30, 2006, and the year ended December 31, 2005, respectively, relating to the net changes to interest expense, reduction of interest income, incremental amortization of intangible assets, incremental depreciation of property, plant and equipment, stock-based compensation and discontinued operations described in notes 3(b), (c), (d), (e), (f), (g), and (i). The effects on the provision for income taxes for the nine months ended September 30, 2006, were determined by applying effective tax rates to the previously mentioned pro forma adjustments varying from 26.0% to 40.0 % and 40.0% for the adjustments relating to Angiotech and to AMI, respectively. The effects on the provision for income taxes for the year ended December 31, 2005, were determined by applying an effective tax rate to the previously mentioned pro forma adjustments of 34.9% and 39.8% for the adjustments relating to Angiotech and to AMI, respectively.

4. **PRO FORMA ADJUSTMENTS AND ASSUMPTIONS RELATING TO REFINANCING**

The pro forma consolidated financial statements give pro forma effect to the following relating to the Refinancing:

(a) The repayment of $319.9 million outstanding under the term loan portion of our senior credit facility, including $316.7 million classified as long-term and $3.2 million classified as short-term, the issuance of $325 million of our senior floating rate notes and the payment of related transaction fees and expenses.

The cash sources and uses of funds in connection with the Refinancing are as follows as at September 30, 2006:

Sources of Funds	Amount	Uses of Funds	Amount
	(In thousands U.S.$)		(In thousands U.S.$)
Floating rate senior notes	$ 325,000	Repayment of amounts due under our senior secured term loan facility	$ 319,909
Use of cash on hand for transaction fees and expenses	2,928	Payment of outstanding interest obligation	1,319
		Transaction fees and expenses	6,700
Total sources	$ 327,928	Total uses	$ 327,928

The unamortized balance of debt issuance costs relating to the senior secured term loan facility of $9.1 million has been written off in the pro forma balance sheet as of September 30, 2006. Such amount is expected to be included as an expense when the senior secured term loan facility is repaid but is not reflected as a pro forma adjustment in the pro forma consolidated statements of income for the year ended December 31, 2005 or the nine month period ended September 30, 2006 as such amount is not expected to be an ongoing expense related to the Refinancing.

(b) Incremental interest expense of $4.4 million and $4.7 million relating to the floating rate senior notes issued in connection with the Refinancing is recognized for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, calculated as follows:

(in thousands U.S.$)	Pro Forma Interest Expense	
	Nine months ended September 30, 2006	Year ended December 31, 2005
$325,000 senior floating rate notes, estimated interest rate of LIBOR + 3.75%	$ 22,477	$ 30,063
Amortization of debt issuance costs relating to new debt	718	957
Total pro forma interest expense relating to new debt	23,195	31,020
Less: Reversal of interest expense relating to:		
$350,000 senior term loan facility	(17,371)	(24,414)
Revolving credit facility commitment fees	(285)	(380)
Amortization of debt issuance costs	(1,136)	(1,516)
Total reversal of interest expense	(18,792)	(26,310)
Net pro forma adjustment to interest expense	$ 4,403	$ 4,710

If the interest rate used to calculate pro forma interest expense on the senior floating rate notes increased or decreased by 0.125%, the net pro forma adjustment to interest expense would increase or decrease by $0.3 million for the nine months ended September 30, 2006 and $0.4 million for the year ended December 31, 2005, respectively.

(c) Net reduction of provision for income taxes of $1.1 million and $1.6 million for the nine months ended September 30, 2006, and the year ended December 31, 2005, respectively, relating to the net changes to interest expense described in note 4(b). The effects on the provision for income taxes for the nine months ended September 30, 2006, and the year ended December 31, 2005 were determined by applying the actual effective tax rates of 26.0% and 34.9%, respectively to the previously mentioned pro forma adjustments.

5. RESTATEMENT

The restated historical AMI financial statements filed by Angiotech on Form 6-K on October 24, 2006 have been restated to give effect to the correction of errors relating to (i) the accounting for the AMI asset values recorded in connection with the acquisition of 65% of AMI by one of the parties from whom Angiotech acquired AMI, (ii) the accounting for warrants issued by AMI as a liability instead of equity and (iii) accounting for the effects of changes in a debt instrument which occurred in 2004. In addition, the historical financial statements of AMI for the period ended March 22, 2006 have been restated to record additional provisions for sales returns and discounts and other operating expenses previously not recorded.